2002 Annual Report


Amkor
SuperFC™
SiP
CSP


Amkor
MicroLeadFrame™
Package
24 LD
4 x 4


Amkor
Stacked etCSP™
12 x 12



Enabling a
Microelectronic World™


Amkor
Technology®

Enabling a Microelectronic World™

Amkor is the world's largest provider of contract semiconductor assembly and test services. Founded in 1968, Amkor pioneered the concept of having a highly focused third party provide assembly and test services to semiconductor manufacturers. By capitalizing on strong outsourcing trends and consistently meeting customer needs, Amkor has enjoyed significant growth over the past three decades.

Today we are a strategic manufacturing partner for many of the world's leading semiconductor companies and electronics OEMs, providing our customers with the industry's broadest array of microelectronic manufacturing solutions. Amkor's operational base encompasses more than 4 million square feet of manufacturing facilities, product development centers, and sales & support offices located in key electronics manufacturing regions in Asia, Europe and the United States.


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Semiconductor manufacturing is generally defined in two stages. In the front end, millions of transistors and complex electronic circuitry are deposited onto silicon wafers through a process called wafer fabrication. In the back end, called **packaging, or assembly,** the silicon wafer is cut into individual chips, and each chip is placed in a protective housing that allows the chip to properly connect with the system board. For most advanced semiconductor devices, these packages are custom designed for specific applications.

The assembly process is responsible for managing the electrical connections between the very fine pitch of the IC and the larger geometry of the system board. Amkor's industry-leading technology, design, assembly and test capabilities represent critical operational requirements for many the world's leading semiconductor companies.

If you look inside a microelectronic product you won't see Amkor's name on the actual packages, but you will see the names of our customers – more than 175 of the world's leading semiconductor suppliers.

LETTER TO SHAREHOLDERS

Following the worst single-year decline in the history of the semiconductor industry, end-market demand remained soft during 2002, thus restraining any hope of meaningful recovery in our business. Our assembly & test revenue grew 5% to $1.41 billion from $1.34 billion in 2001. For the full year we lost $827 million, or ($5.04) per share, compared to a loss of $451 million, or ($2.87) per share in 2001.

2002 was both a challenging and productive year for Amkor, and in many respects our results were better than the numbers would indicate.

It should be noted that our 2002 net loss included $626 million in principally non-cash charges. These charges included $256 million (net of $7 million of taxes) for the impairment of long-lived assets and goodwill; $24 million (net of $5 million of taxes) for various restructuring costs in connection with consolidating factories and rationalizing product lines; $138 million charge to establish a valuation allowance against our deferred tax assets; and $208 million for the impairment and losses associated with our investment in Anam Semiconductor.



Our assembly and test year-over-year growth of 5% significantly exceeded the 1% growth achieved by the overall semiconductor industry. It is also important to keep in mind that our year-over-year revenue comparison masks the very real growth that occurred in our business during 2002. Following a seasonal decline of 3% in the first quarter, our assembly & test revenue climbed 21% in Q2 and rose another 12% sequentially before falling 5% in Q4. This translates into an intra-year growth rate of 26%, which was higher than any of our major competitors.

While 2002 was a most challenging year for Amkor, it was also highly productive, and in many respects our results were far better than the numbers would seem to indicate. Gross profit increased sharply to $118 million from $70 million in 2001 due in part to ongoing cost efficiency programs, higher capacity utilization and lower levels of depreciation. We achieved significant progress in reducing costs and operating expenses at our factories in Korea and the Philippines. These savings were partially offset by investments made to support our strategic expansion in China, Japan and Taiwan, and as the year progressed we began to realize the benefits of these investments.

During the year we addressed several key strategic initiatives to pave the way for sustainable and profitable growth.

We took important steps to restructure our interest in Anam Semiconductor by selling 20 million ASI shares for $93.5 million. In the first quarter of 2003 we sold an additional 7 million shares for $19.5 million, bringing our ownership interest down to 16%. Our intent is to monetize the remaining interest in this investment.

We negotiated the sale of our wafer fabrication services business for $62 million and completed the transaction in the first quarter of 2003. Following this transaction, Amkor is now completely focused on semiconductor assembly and test.

We undertook a comprehensive series of programs designed to streamline our business operations and enhance operating efficiencies in the environment of ongoing, sluggish economic conditions. During the year we made significant progress with these initiatives, which will enable Amkor to emerge from the downturn with a leaner organization better positioned to achieve profitable and sustainable growth.

During the year we addressed several key strategic initiatives to pave the way for sustainable and profitable growth.

We focused our research and development activities on creating advanced assembly and test solutions necessary to accommodate increasingly complex ICs and higher degrees of system level integration.

We allocated our capital expenditures on supporting areas of the business with the most promising growth opportunities, such as MicroLeadFrame™, ChipArray® BGA, System-in-Package, flip chip, stacked packages, MEMS and image sensing.

We significantly improved our financial liquidity. At year-end, cash rose to $311 million from $200 million at the end of 2001, and our short-term debt was only $75 million.

We further enhanced our balance sheet in the first part of 2003. In April we completed a $200 million financing that replaced a $197 million credit facility and provided additional liquidity, together with a more relaxed covenant structure. In May we completed a $425 million 7 ¾% senior note offering maturing in 2013 that replaced $425 million in 9 ¼% senior notes maturing in 2006.

Advancing the State of Package and Test Technology

During 2002 we extended our leadership in advancing the state of packaging and test solutions through collaborative efforts involving the design and engineering teams at Amkor, our customers and an increasing number of OEMs.

Our *Micro*LeadFrame™ family of packages is fast becoming Amkor's most successful new product. During the year we sharply expanded production capacity in order to accommodate strong customer demand. With outstanding thermal and electrical characteristics engineered into a small footprint, MLF could become a new industry standard in chip scale leadframe package solutions.


Amkor

Our System-in-Package group is developing integrated, system-level solutions for an increasing number of applications, including power amplifiers for cell phones, modules for wireless LAN devices, multimedia cards for data storage and fingerprint recognition systems.


Photo courtesy of STMicroelectronics

As a leading contract provider of flip chip bumping and packaging services, Amkor is working closely with leading flip chip process providers to enable wider adoption of flip chip in computing, gaming, networking and communications applications.

A Broad Operational Footprint

One of Amkor's competitive strengths is our capability to provide our customers with assembly and test support in key electronic manufacturing centers located throughout Asia. With our newly established production facilities in Japan, Taiwan and China, Amkor maintains an operational footprint unmatched in our industry. During 2002 we made important progress in each of these new locations.

One of our competitive strengths is our ability to provide customers with assembly and test support in key electronic manufacturing centers located throughout Asia.

Our strong market position in Japan makes Amkor uniquely positioned to accommodate the emergence of a strong outsourcing trend in Japan's semiconductor industry. During 2002 we successfully completed the second year of our three-year joint venture with Toshiba Semiconductor Corporation and we significantly expanded the scope of business activity with many of


Photo courtesy of Texas Instruments

Japan's other leading semiconductor companies. Over the next several years, Japan represents an exceptional growth opportunity for Amkor.

In Taiwan we enhanced our existing operational platform with a broad set of advanced assembly capabilities, including ball grid array, flip chip, MEMS and CMOS image sensors. We've also strengthened our relationships with many of the leading IC design houses and wafer foundries. These initiatives should help Amkor expand our market opportunity in this important region.

Our new factory in Shanghai, China has initially been focused on providing local content and supply chain management for semiconductor companies supporting the cell phone industry. We believe Amkor's location in Shanghai's premier free trade zone represents a competitive advantage in our relationships with IC suppliers, OEMs and other members of China's growing microelectronics industry.

Planning for Growth

Most industry analysts are predicting that 2003 will represent the start of a renewed growth cycle for the semiconductor industry. Over the past two years we have taken a number of strategic actions designed to enhance our financial condition, improve our operating flexibility, increase our manufacturing efficiency and accelerate our return to profitability. We view 2003 as a platform for Amkor's next growth phase, and we remain committed to extending our industry leadership, strengthening our customer relationships and enhancing shareholder value.

Sincerely,



James J. Kim
Chairman and Chief
Executive Officer



John N. Boruch
President and Chief
Operating Officer



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

☑ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 000-29472

Amkor Technology, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**23-1722724**
(State of incorporation)	*(I.R.S. Employer Identification Number)*

1345 Enterprise Drive
West Chester, PA 19380
(610) 431-9600
(Address of principal executive offices and zip code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value
5 ¾% Convertible Subordinated Notes due 2006
5% Convertible Subordinated Notes due 2007

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2002, was approximately $567,696,638.

The number of shares outstanding of each of the issuer's classes of common equity, as of February 28, 2003, was as follows: 165,155,936 shares of Common Stock, $0.001 par value.

Documents Incorporated by Reference: None.

EXPLANATORY NOTE: The purpose of this Form 10K/A is to amend the Form 10-K filed March 27, 2003 to reflect the disposition of our wafer fabrication services business, which requires us to restate our financial statements included in Item 8. As a result of the restatement, we have also made changes to Selected Financial Data (Item 6) and Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7) to reflect the restatement. In order to preserve the nature and character of the disclosures set forth in our 10-K as originally filed, no attempt has been made in this amendment to modify or update such disclosures except as required to reflect the effects of the restatement. As a result, this 10K/A contains forward looking information which has not been updated for events subsequent to March 27, 2003, and we direct you to our SEC filings filed subsequent to March 27, 2003 for additional information.

TABLE OF CONTENTS

All references in this annual report to "Amkor," "we," "us," "our" or the "company" are to Amkor Technology, Inc. and its subsidiaries. We refer to the Republic of Korea, which is also commonly known as South Korea, as "Korea." All references in this annual report to "ASI" are to Anam Semiconductor, Inc. and its subsidiaries, an equity investment of ours. As of December 31, 2002, we owned 21% of ASI's outstanding voting stock. PowerQuad, *Super*BGA, *Flex*BGA, ChipArray, PowerSOP, *Micro*LeadFrame, Amkor Technology are trademarks or registered trademarks of Amkor Technology, Inc. Also, microBGA is a registered trademark of Tessera, Inc. All other trademarks appearing herein are held by their respective owners.

PART I

Item 1. *Business*

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This business section contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance" in Item 7 of this annual report. These factors may cause our actual results to differ materially from any forward-looking statement.

OVERVIEW

Amkor is the world's largest subcontractor of semiconductor packaging and test services. Amkor was incorporated in Delaware in 1997. The company has built a leading position by:

- Providing a broad portfolio of packaging and test technologies and services;
- Maintaining a leading role in the design and development of new package and test technologies;
- Cultivating long-standing relationships with customers, including many of the world's leading semiconductor companies;
- Developing expertise in high-volume manufacturing; and
- Diversifying our operational scope by establishing production capabilities in China, Japan and Taiwan, in addition to long-standing capabilities in Korea and the Philippines.

The semiconductors that we package and test for our customers ultimately become components in electric systems used in communications, computing, consumer, industrial, automotive and military applications. Our customers include, among others, Agilent Technologies, Atmel Corporation, Intel Corporation, LSI Logic Corporation, Mediatek Inc., Philips Electronics N.V., R.F. Microdevices, ST Microelectronics PTE, Sony Semiconductor Corporation and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

Packaging and test are an integral part of the semiconductor manufacturing process. Semiconductor manufacturing begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating individual chips on the wafers. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, the fabricated semiconductor wafers are cut into individual chips which are then attached to a substrate and encased in a protective material to provide optimal electrical and thermal performance. Increasingly, packages are custom designed for specific chips and specific end-market applications. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications.

We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. (ASI). On February 28, 2003, we sold our wafer fabrication services business to ASI. We have restated our historical results to reflect our wafer fabrication services segment as a discontinued operation.

A web site featuring current information regarding Amkor Technology, Inc. can be found on the internet at www.amkor.com.

INDUSTRY BACKGROUND

Semiconductor devices are the essential building blocks used in most electronic products. As semiconductor devices have evolved, there have been three important consequences: (1) an increase in demand for computers and consumer electronics fostered by declining prices for such products; (2) the proliferation of semiconductor devices into diverse end products such as consumer electronics, communications equipment and automotive systems; and (3) an increase in the semiconductor content in electronic products.

Trends Toward Outsourcing

Historically, semiconductor companies packaged semiconductors primarily in their own factories and relied on subcontract providers to handle overflow volume. In recent years, semiconductor companies have increasingly outsourced their packaging and testing to subcontract providers for the following reasons:

Subcontract providers have developed expertise in advanced packaging technologies.

Semiconductor companies are facing ever-increasing demands for miniaturization, higher lead counts and improved thermal and electrical performance in semiconductor devices. This trend, coupled with increasing complexity in the design of semiconductor devices has led many semiconductor companies to view packaging as an enabling technology requiring sophisticated expertise and technological innovation. Many semiconductor companies have had difficulty developing the adequate internal capabilities and are relying on subcontract providers of packaging and test services as a key source of new package designs.

Subcontract providers can offer shorter time to market for new products because their resources are dedicated to packaging and test solutions.

We believe that semiconductor companies are seeking to shorten the time to market for their new products, and that having the right packaging technology and capacity in place is a critical factor in reducing delays for these companies.

Semiconductor companies frequently do not have sufficient time to develop their packaging and test capabilities or the equipment and expertise to implement new packaging technology in volume. For this reason, semiconductor companies are leveraging the resources and capabilities of subcontract packaging and test companies to deliver their new products to market more quickly.

Many semiconductor manufacturers do not have the economies of scale to offset the significant costs of building packaging and test factories.

Semiconductor packaging is a complex process requiring substantial investment in specialized equipment and factories. As a result of the large capital investment required, this manufacturing equipment must operate at a high capacity level for an extended period of time to be cost effective. Shorter product life cycles, faster introductions of new products and the need to update or replace packaging equipment to accommodate new products have made it more difficult for semiconductor companies to maintain cost effective manufacturing and capacity utilization. Subcontract providers of packaging and test services, on the other hand, can use their equipment to support a broad range of customers, potentially generating greater manufacturing economies of scale.

The availability of high quality packaging and testing from subcontractors allows semiconductor manufacturers to focus their resources on semiconductor design and wafer fabrication.

With semiconductor process technology migrating to larger semiconductor wafers with more and smaller semiconductor dies, new wafer fabrication facilities are requiring investments of $2 billion or more. Subcontractors have demonstrated their ability to deliver advanced packaging and test solutions at a competitive price. Accordingly, semiconductor companies are choosing to focus their capital resources on core wafer fabrication activities rather than invest in advanced packaging and test technology.

There are a growing number of semiconductor companies without factories, known as "fabless" companies, that outsource all of the manufacturing of their semiconductor designs.

Fabless semiconductor companies focus exclusively on the semiconductor design process and outsource virtually every significant step of the semiconductor manufacturing process. We believe that fabless semiconductor companies will continue to be a significant driver of growth in the subcontract packaging and test industry.

These outsourcing trends, combined with the growth in the number of semiconductor devices being produced and sold, are increasing demand for subcontracted packaging and test services. Today, nearly all of the world's major semiconductor companies use packaging and test service subcontractors for at least a portion, if not all, of their packaging and test needs.

COMPETITIVE STRENGTHS

We believe our competitive strengths include the following:

Broad Offering of Package Design, Packaging and Test Services

Integrating advanced semiconductor technology into electronic end products often poses unique thermal and electrical challenges, and Amkor employs a large number of design engineers to create package formats that solve these challenges. Amkor produces more than 1,000 package types, representing one of the broadest package offerings in the semiconductor industry. We provide customers with a wide array of packaging alternatives including traditional leadframe, advanced leadframe and laminate packages, in both wirebond and flip chip formats. We are also a leading assembler of complementary metal oxide silicon ("CMOS") image sensor devices used in digital cameras and cellular phones, and micro-electromechanical system ("MEMS") devices used in a variety of end markets, including automotive, industrial and personal entertainment. We also offer an extensive line of services to test digital, logic, analog and mixed signal semiconductor devices. We believe that the breadth of our packaging and test services is important to customers seeking to reduce the number of their suppliers.

Leading Technology Innovator

We believe that we are one of the leading providers of advanced semiconductor packaging and test solutions. We have designed and developed several state-of-the-art leadframe and laminate package formats including our *Micro*LeadFrame™, VisionPak™, PowerQuad®, *Super*BGA®, *fle*XBGA® and ChipArray® BGA packages. To maintain our leading industry position, we have more than 300 employees engaged in research and development focusing on the design and development of new semiconductor packaging and test technology. We work closely with customers and technology partners to develop new and innovative package designs.

Long-Standing Relationships With Prominent Semiconductor Companies

Our customer base consists of more than 400 companies, including most of the world's largest semiconductor companies. Over the last three decades Amkor has developed long-standing relationships with many of our customers.

Advanced Manufacturing Capabilities

We believe that our company's manufacturing excellence has been a key factor in our success in attracting and retaining customers. We have worked with our customers and our suppliers to develop proprietary process technologies to enhance our existing manufacturing capabilities. These efforts have directly resulted in reduced time to market, increased quality and lower manufacturing costs. We believe our manufacturing cycle times are among the fastest available from any subcontractor of packaging and test services.

COMPETITIVE DISADVANTAGES

You should be aware that our competitive strengths may be diminished or eliminated due to certain challenges faced by our company and which our principal competitors may not face, including the following:

- High Leverage and Restrictive Covenants — Our substantial indebtedness and the covenants contained in the agreements with our lenders could materially restrict our operations and adversely affect our financial condition.

- Risks Associated With International Operations — We depend on our factories in the Philippines, Korea, Japan, Taiwan and China. Many of our customers' operations are also located outside of the U.S. To the extent political or economic instability or military actions occur in any of these regions, our operations could be harmed.

- Difficulties Integrating Acquisitions — We face challenges as we integrate new and diverse operations and try to attract qualified employees to support our expansion plans.

In addition, we and our competitors face a variety of operational and industry risks inherent to the industry in which we operate. For a complete discussion of risks associated with our business, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance" in Item 7 of this annual report.

STRATEGY

To build upon our leading industry position and to remain a preferred subcontractor of semiconductor packaging and test services, we are pursuing the following strategies:

Capitalize on Outsourcing Trend

We believe that while the outsourcing trend has been impacted during the recent industry downturn, there remains a long-term trend towards more outsourcing on the part of semiconductor companies. During this downturn, we believe that many vertically integrated semiconductor companies increased the use of their in-house packaging and test capabilities in order to minimize the impact of significant excess internal capacity that resulted from sharply lowered demand. At the same time, however, a number of vertically integrated semiconductor companies accelerated their use of outsourcing. In January 2001, we commenced a 60% Amkor-owned venture with Toshiba Corporation, in which Toshiba outsourced an entire packaging and test factory to the venture. We also reached agreement in 2002 with Agilent Technologies, whereby Agilent has ceased the packaging and testing of certain package types for its semiconductor devices used in printers, and is now using Amkor as the exclusive provider of packaging and test services for these package types. We intend to continue to capitalize on the expected growth in the outsourcing of semiconductor packaging and test services. We believe semiconductor companies will increasingly outsource packaging and test services to companies who can provide advanced technology and high-quality, high-volume manufacturing expertise.

Leverage Scale and Scope of Packaging and Test Capabilities

We are committed to expanding both the scale of our operations and the scope of our packaging and test services. We believe that our scale and scope allow us to provide cost-effective solutions to our customers in the following ways:

- We have the capacity to absorb large orders and accommodate quick turn-around times;

- We use our size and industry position to obtain low pricing on materials and manufacturing equipment; and

- We offer an industry-leading breadth of packaging and test services and can serve as a single source for many of our customers.

Maintain Our Technology Leadership

We intend to continue to develop leading-edge packaging technologies. We believe that our focus on research and product development will enable us to enter new markets early, capture market share and promote the adoption of our new package designs as industry standards. We seek to enhance our in-house research and development capabilities through the following activities:

- Collaborating with customers to gain access to technology roadmaps for next generation semiconductor designs and to develop new packages that satisfy the requirements of those technology roadmaps;
- Collaborating with companies, such as Toshiba Corporation, Cisco Systems, Ericsson Corporation and Nokia Group, to design new packages that function with the next generation of electronic products; and
- Implementing new package designs by entering into technology alliances and by licensing leading-edge designs from others. For example, we have entered into a strategic alliance with Sharp Corporation to promote chip scale packaging with *fle*XBGA®. We have licensed from Tessera, Inc. its microBGA® design. We have also licensed flip chip package technology from LSI Logic Corporation and wafer bumping technology from Flip Chip Technologies and Unitive Technologies. In general, these license agreements are non-exclusive, royalty-bearing arrangements with terms extending to various dates between 2008 and 2011.

Broaden the Geographical Scope of our Manufacturing Base

Prior to 2001, our company's manufacturing operations were centered in Korea and the Philippines. In order to diversify our operational footprint and better serve our customers, we adopted a strategy of expanding our operational base to key microelectronic manufacturing areas of Asia. During 2001, we commenced a joint venture with Toshiba Corporation in Japan, we acquired two businesses in Taiwan, and we established a new factory in China. Our goal is to build operational scale in these new geographic locations and capitalize on growth opportunities in their respective markets.

Provide An Integrated, Turnkey Solution

We are able to provide a turnkey solution comprised of semiconductor package design, packaging, test and drop shipment services. We believe that this will enable customers to achieve faster time to market for new products and improved cycle times.

Strengthen Customer Relationships

We intend to further develop our long-standing customer relationships. We believe that because of today's shortened technology life cycles, integrated communications are crucial to speed time to market. We have customer support personnel located near the facilities of major customers and in acknowledged technology centers. These support personnel work closely with customers to plan production for existing packages as well as to develop requirements for the next generation of packaging technology. In addition, we are implementing direct electronic links with our customers to enhance communication and facilitate the flow of real-time engineering data and order information.

Pursue Strategic Acquisitions

We are evaluating candidates for strategic acquisitions and joint ventures to strengthen our business and expand our geographic reach. We believe that there are many opportunities to acquire the in-house packaging operations of our customers and competitors. To the extent we acquire operations of our customers, we intend to structure any such acquisition to include long-term supply contracts with those customers. In addition, we intend to enter new markets near clusters of wafer foundries, which are large sources of demand for packaging and test services.

PACKAGING AND TEST SERVICES

Packaging Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. Our packages are divided into two families: traditional, which includes principally traditional leadframe products, and advanced packages, which includes principally advanced leadframes and laminate products.

In response to the increasing demands of today's high-performance electronic products, semiconductor packages have evolved from traditional leadframe packages and now include advanced leadframe and laminate formats. The differentiating characteristics of these package formats include (1) the size of the package, (2) the number of electrical connections the package can support, (3) the thermal and electrical characteristics of the package, and (4) in the case of our System-in-Package family of laminate packages, the integration of multiple active and passive components in a single package.

As semiconductor devices increase in complexity, they often require a larger number of electrical connections. Leadframe packages are so named because they connect the electronic circuitry on the semiconductor device to the system board through leads on the perimeter of the package. Our laminate products, typically called ball grid array or BGA, use balls on the bottom of the package to create the electrical connections. This array format can support larger numbers of electrical connections.

Evolving semiconductor technology has allowed designers to increase the level of performance and functionality in portable and handheld electronics products, and this has led to the development of smaller package sizes. In leading-edge packages, the size of the package is reduced to approximately the size of the individual chip itself in a process known as chip scale packaging..

The following table sets forth by product type, for the periods indicated, the amount of our packaging and test net revenues in millions of dollars and the percentage of such net revenues:

	Year Ended December 31,					
	2002		2001		2000	
	(Dollars in millions)					
Traditional packages	$ 391	27.8%	$ 439	32.8%	$ 606	30.1%
Advanced packages	915	65.1	790	59.1	1,286	64.0
Test	100	7.1	108	8.1	118	5.9
Total packaging and test net revenues	$1,406	100.0%	$1,337	100.0%	$2,010	100.0%

We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. (ASI). On February 28, 2003, we sold our wafer fabrication services business to ASI. On February 28, 2003, we sold our wafer fabrication services business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation.

Traditional Packages

Traditional, leadframe-based packages are the most widely used package family in the semiconductor industry and are typically characterized by a chip encapsulated in a plastic mold compound with metal leads on the perimeter. The most common traditional leadframe package is the SOIC, which accounts for approximately one half of all integrated circuit (IC) packages produced by the semiconductor industry. The traditional leadframe package family has evolved from "through hole design", where the leads are plugged into holes on the circuit board to "surface mount design", where the leads are soldered to the surface of the circuit board. We offer a wide range of lead counts and body sizes to satisfy variations in the size of customers' semiconductor devices.

Advanced Packages

Advanced Leadframe Packages

Through a process of continuous engineering and customization, we have designed several advanced leadframe package types that are thinner and smaller than traditional leadframe packages, with the ability to accommodate more leads on the perimeter of the package. These advanced leadframe packages also have superior thermal and electrical characteristics, which allow them to dissipate heat generated by high-powered semiconductor devices while providing enhanced electrical connectivity. We plan to continue to develop increasingly smaller versions of these packages to keep pace with continually shrinking semiconductor device sizes and demand for miniaturization of portable electronic products.

One of our newest advanced leadframe package offerings is the *Micro*LeadFrame™, a family of "leadless" advanced leadframe packages that is particularly well suited for radio frequency ("RF") and wireless applications. Our smallest MicroLeadFrame package is only 2mm square and can fit on the head of a pin.

Laminate Packages

The laminate family employs the ball grid array design which utilizes a plastic or tape laminate substrate rather than a leadframe substrate and places the electrical connections on the bottom of the package rather than around the perimeter.

The ball grid array format was developed to address the need for higher lead counts required by advanced semiconductor devices. As the number of leads on leadframe packages increased, leads were placed closer to one another in order to maintain the size of the package. The increased lead density resulted in electrical shorting problems, and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

The ball grid array format solved this problem by effectively creating leads on the bottom of the package in the form of small bumps or balls that can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads.

Our first package format in this family was the plastic ball grid array (PBGA). We have subsequently designed or licensed additional ball grid array package formats that have superior performance characteristics and features that enable low-cost, high-volume manufacturing. These new laminate products include:

- *Super*BGA®, which includes a copper layer to dissipate heat and is designed for low-profile, high-power applications;
- microBGA®, which is designed to be approximately the same size as the chip and uses a thinner tape substrate rather than a plastic laminate substrate; and
- ChipArray® BGA, in which the package is only 1.5 mm larger than the chip itself.
- Tape *Super*BGA®, TapeArray™ BGA and Wafer Level Package further reduce package size and increase manufacturing efficiency.

Other Advanced Packages

To capitalize on an increasing customer demand for higher levels of system integration, we created our "System-in-Package" (SiP) modules. SiP modules are integrated solutions that use both advanced packaging and traditional surface mount techniques to enable the combination of otherwise incompatible technologies in a single, highly reliable package. Most of our SiP packages are laminate based. By integrating various system elements into a single-function block, the SiP module delivers space and power efficiency, high performance, and lower production costs. Our SiP technology is being used to produce a variety of devices including power amplifiers for cellular phones, memory cards and sensors.

In order to accommodate the emerging use of digital imaging in a variety of consumer products, we developed VisionPak™, a family of CMOS image sensor-based packages that can be incorporated in such products as cellular phones, PDAs, digital cameras and PCs.

We are also a leading outsourced provider of micro-electromechanical system ("MEMS") based packages that are used in a broad range of industrial and consumer applications, including automobiles and home entertainment.

Test Services

Amkor provides a complete range of test solutions including wafer probe, final test, strip test, marking, bake, drypack, and tape and reel. The devices we test encompass nearly all technologies produced in the industry today including digital, linear, mixed signal, RF and integrated combinations of these technologies. In 2002 Amkor tested over 1.1 billion units making Amkor one of the highest volume testing companies in the subcontract packaging and test business. We tested 21%, 16% and 17% of the units that we packaged in 2002, 2001 and 2000, respectively. Our test operations are geographically located with our packaging operations to improve cycle time and facilitate information flow between the various manufacturing operations and with our customers.

We are also an industry leader in providing innovative testing solutions that help to lower the total cost of test for our customers. Two examples of these innovative approaches are strip test and low cost RF test. In strip test, we integrate the testing process into the packaging process. This is a significant departure from the industry standard practice of treating packaging and test as separate unlinked operations. Using strip test technology, semiconductor devices are tested while they are still in the format they are naturally produced in during the packaging process. This process is superior to traditional non-integrated testing because it allows for large numbers of devices to be tested at the same time, increases the number of good devices, improves the quality of the finished device and improves throughput.

In the area of low cost RF test, we have developed one of the lowest cost test solutions in the industry for testing simple RF devices that are pervasive in today's cell phones and wireless LAN products. This test approach combines inexpensive test hardware with integration software to achieve test costs that are significantly less costly than industry standard test practices. We believe that our low cost RF test technology provides a competitive advantage for Amkor and when it is combined with our System in Package packaging technology, offers our customers one of the industry's lowest total cost solutions.

Amkor also provides value added engineering services in addition to basic device testing. These services include test program development, test hardware development, test program conversion to lower cost test systems, device characterization and reliability qualification testing. In total, Amkor can provide all of the test engineering services needed by our customers to get their products ready for high volume production. We believe that this service will continue to become more valuable to our customers as they face resource constraints not only in their production testing, but also in their test engineering and development areas.

WAFER FABRICATION SERVICES

In January 1998, we entered into a supply agreement with ASI to market wafer fabrication services provided by ASI's semiconductor wafer fabrication facility using 0.35 micron, 0.25 micron and 0.18 micron complementary metal oxide silicon ("CMOS") process technology provided by Texas Instruments pursuant to technology assistance agreements with ASI. On February 28, 2003, we sold our wafer fabrication services business to ASI. Additionally, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI. We have restated our historical results to reflect our wafer fabrication services segment as a discontinued operation. In connection with the disposition of our wafer fabrication business, we recorded, in the first quarter of 2003, $1.0 million in severance and other exit costs to close our wafer fabrication services operations in Boise, Idaho and Lyon, France. Also in the first quarter of 2003, we recognized a pre-tax gain on the disposition of our wafer fabrication services business of $58.6 million ($51.5 million, net of tax). The carrying value of the sold net assets associated with the business as of February 28, 2003 was $2.4 million.

RESEARCH AND DEVELOPMENT

Our research and development efforts focus on developing new package products and improving the efficiency and capabilities of our existing production processes. We believe that technology development is one of the key success factors in the semiconductor packaging and test market and believe that we have a distinct advantage in this area. Our research and development efforts support our customers' needs for smaller packages, increased performance, and lower cost. We continue to invest our research and development resources to further the development of flip chip interconnection solutions, chip scale packages that are nearly the size of the semiconductor die, micro-electromechanical system ("MEMS") devices used in a variety of end markets including automotive, industrial and personal entertainment, our stacked chip packages that stack as many as three semiconductor dies in a single package, and System-in-Package technology, that uses both advanced packaging and traditional surface mount techniques to enable the combination of technologies in a single chip.

As of December 31, 2002, we had more than 300 employees in research and development activities. In addition, we involve management and operations personnel in research and development activities. In 2002, 2001 and 2000, we spent $31.2 million, $38.8 million and $26.1 million, respectively, on research and development. We expect to continue to invest in research and development at similar levels in future periods.

We believe that our focus on research and product development and the launching of leading-edge package technologies enables us to enter new markets early, capture market share and promote the adoption of our new package offerings as industry standards. We license our leading-edge technology such as *Micro*LeadFrame™ to customers and competitors. We seek to enhance our in-house research and development capability through the following activities:

- Collaborating with customers to gain access to technology roadmaps for next generation semiconductor designs and to develop new packages that satisfy the requirements of those technology roadmaps;
- Collaborating with companies, such as Toshiba Corporation, Cisco Systems, Ericsson Corporation and Nokia Group, to design new packages that function with the next generation of electronic products; and
- Implementing new package designs by entering into technology alliances and by licensing leading-edge designs from others. For example, we have entered into a strategic alliance with Sharp Corporation to promote chip scale packaging with *fle*XBGA®. We have licensed from Tessera, Inc. their microBGA® design. We have also licensed flip chip package technology from LSI Logic Corporation and wafer bumping technology from Flip Chip Technologies and Unitive Technologies. In general, these license agreements are non-exclusive, royalty-bearing arrangements with terms extending to various dates between 2008 and 2011.

MARKETING AND SALES

We sell our packaging and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or areas where there is a concentration of several of our customers. Our office locations include sites in the U.S. (Chandler, Arizona; Irvine, Santa Clara and San Diego, California; Boston, Massachusetts; Greensboro, North Carolina; West Chester, Pennsylvania, and Austin and Dallas, Texas), China, France, Japan, Korea, the Philippines, Singapore and Taiwan.

To provide comprehensive sales and customer service, we assign each of our customers a direct support team consisting of an account manager, a technical program manager, a test program manager and both field and factory customer support representatives. We also typically support our largest multinational customers from multiple office locations to make sure we are fully aligned with their various operational and business entities.

The direct support teams are closely supported by an extended staff of product managers, process and reliability engineers, marketing and advertising specialists, information systems technicians and factory personnel. Together, these direct and extended support teams deliver an array of services to our customers. These services include:

- managing and coordinating ongoing manufacturing activity;
- providing information and expert advice on packaging solutions and trends;
- managing the start-up of specific packaging and test programs;
- providing a continuous flow of information to the customers regarding products and programs in process; and
- researching and assisting in the resolution of technical and logistical issues.

We implement direct electronic links with our customers to achieve near real time and automated communications of order fulfillment information, such as inventory control and production schedules, and engineering data, such as production yields, device specifications and quality indices, and to connect our customers to our sales and marketing personnel worldwide and to our factories. Web-enabled tools provide our customers real time access to the status of their products, the performance of our manufacturing lines, and technical data they require to support their new product introductions.

CUSTOMERS

As of January 31, 2003, we had more than 400 customers, and our customers include many of the largest semiconductor companies in the world. The table below lists our top 50 customers in 2002 based on revenues:

AMI Semiconductor, Inc.
Adaptec, Inc.
Advanced Micro Devices, Inc.
Agere Technologies, Inc.
Agilent Technologies
Altera Corporation
American Micro Systems, Inc.
Analog Devices, Inc.
Atmel Corporation
Austria Mikro Systeme
Cirrus Logic
Conexant Systems Inc.
Cypress Semiconductor
ESS Technology Inc.
Fairchild Semiconductor Corporation
Fujitsu Limited
Infineon Technologies AG
Integrated Circuit Systems, Inc.
Integrated Device Technology, Inc.
Intel Corporation
International Business Machines Corporation
International Rectifier
Intersil Corporation
Lattice Semiconductor Corporation
LSI Logic Corporation
Macronix International Corporation
Maxim Integrated Circuits
Mediatek Inc.
Melexis N.V.
Microchip Technology Inc.
Motorola, Inc.
National Semiconductor Corporation
NEC Corporation Ltd.
Omachi Fuji Co., LTD
ON Semiconductor
PMC — Sierra Inc.
Philips Electronics
R.F Micro Devices
Robert Bosch GmbH
Samsung Electronics Corporation, LTD
Sanyo Electric Co., LTD
Silicon Laboratories Inc.
Skyworks Solutions, Inc.
Sony Semiconductor Corporation
ST Microelectronics PTE
Standard Microsystems
Texas Instruments, Inc.
Toshiba Corporation
Xilinx, Inc.
Zilog Electronics

With the commencement of operations of Amkor Iwate and the acquisition of a packaging and test facility from Toshiba in 2001, total net revenues derived from Toshiba accounted for 14.7% and 16.3% of our consolidated net revenues for 2002 and 2001, respectively. Prior to the sale of our wafer fabrication services business to ASI in February 2003, we derived substantially all of our wafer fabrication revenues from Texas

Instruments (TI), which due to our restatement, are no longer included in net revenues, but rather, as part of discontinued operations in the restated Consolidated Statements of Operations.

MATERIALS AND EQUIPMENT

Our packaging operations depend upon obtaining adequate supplies of materials and equipment on a timely basis. The principal materials used in our packaging process are leadframes or laminate substrates, gold wire and mold compound. We purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials in excess of the quantity that they indicated that they would need.

We work closely with our primary material suppliers to insure that materials are available and delivered on time. Moreover, we also negotiate worldwide pricing agreements with our major suppliers to take advantage of the scale of our operations. We are not dependent on any one supplier for a substantial portion of our material requirements.

Our packaging operations depend on obtaining adequate supplies of manufacturing equipment on a timely basis. We work closely with major equipment suppliers to insure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

For a discussion of additional risks associated with our materials and equipment suppliers, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance" in Item 7 of this annual report.

ENVIRONMENTAL MATTERS

The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign manufacturing facilities, we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the United States, as well as environmental regulations internationally, impose various controls on the storage, handling, discharge and disposal of chemicals used in our manufacturing processes and on the factories we occupy.

We have been engaged in a continuing program to assure compliance with federal, state and local environmental laws and regulations. We do not expect capital expenditures or other costs attributable to compliance with environmental laws and regulations to have a material adverse effect on our business, results of operations or financial condition.

For a discussion of additional risks associated with the environmental issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors that May Affect Future Operating Performance — Environmental Regulations" in Item 7 of this annual report.

COMPETITION

The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies include Advanced Semiconductor Engineering, Inc., ASE Test Limited, ASAT Ltd., ChipPAC Incorporated, Orient Semiconductor Engineering, ST Assembly and Test Services, and Siliconware Precision Industries Co., Ltd. Such companies have also established relationships with many large semiconductor companies that are current or potential customers of our company. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

The principal elements of competition in the subcontracted semiconductor packaging market include: (1) breadth of package offering, (2) technical competence, (3) new package design and implementation,

(4) manufacturing yields, (5) manufacturing cycle times, (6) customer service and (7) price. We believe that we generally compete favorably with respect to each of these factors.

INTELLECTUAL PROPERTY

As of March 20, 2003, we held 224 U.S. patents and had 209 pending patents. In addition to the U.S. patents, we held 637 patents in foreign jurisdictions. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

We may need to enforce our patents or other intellectual property rights or to defend our company against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. The semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes a valid claim against us, we could be required to:

- discontinue the use of certain processes;
- cease the manufacture, use, import and sale of infringing products;
- pay substantial damages;
- develop non-infringing technologies; or
- acquire licenses to the technology we had allegedly infringed.

If we fail to obtain necessary licenses or if we face litigation relating to patent infringement or other intellectual property matters, our business could suffer.

EMPLOYEES

As of December 31, 2002, we had 20,276 full-time employees including approximately 700 employees seconded from Toshiba whose employment will be transferred to Amkor as of January 1, 2004. Of the total employee population, 13,021 were engaged in manufacturing, 5,650 were engaged in manufacturing support, 326 were engaged in research and development, 233 were engaged in marketing and sales and 1,046 were engaged in finance, business management and administration. We believe that our relations with our employees are good. We have never experienced a work stoppage in any of our factories. Our employees in the U.S., the Philippines, Taiwan and China are not represented by a collective bargaining unit. Certain members of our factories in Korea and Japan are members of a union, and all employees at these factories are subject to collective bargaining agreements.

Item 2. *Properties*

We provide packaging and test services through our factories in Korea, Philippines, Japan, Taiwan and China. We believe that total quality management is a vital component of our advanced manufacturing capabilities. We have established a comprehensive quality operating system designed to: (1) promote continuous improvements in our products and (2) maximize manufacturing yields at high volume production without sacrificing the highest quality standards. The majority of our factories are ISO9001, ISO9002, ISO14001, QS9000 and SAC Level I certified. Additionally, as we acquire or construct additional factories, we commence the quality certification process to meet the certification standards of our existing facilities. We believe that many of our customers prefer to purchase from quality certified suppliers. In addition to providing world-class manufacturing services, our factories in the Philippines and Korea provide purchasing, engineering and customer service support. The size, location, and manufacturing services provided by each of our company's factories are set forth in the table below as of February 28, 2003.

Location	Approximate Factory Size (square feet)	Services
Our Factories		
Korea		
Seoul, Korea (K1)	670,000	Packaging services Package and process development
Bucheon, Korea (K2)(1)	271,000	Packaging services
Pupyong, Korea (K3)	428,000	Packaging and test services
Kwangju, Korea (K4)	885,000	Packaging and test services
Philippines		
Muntinlupa, Philippines (P1)(2)	602,000	Packaging and test services Packaging and process development
Muntinlupa, Philippines (P2)(2)	112,000	Packaging services
Province of Laguna, Philippines (P3)(2)	406,000	Packaging and test services
Province of Laguna, Philippines (P4)(2)	200,000	Test services
Taiwan		
Lung Tan, Taiwan	246,000	Packaging and test services
China		
Shanghai, China(3)	145,000	Packaging and test services
Japan		
Kitakami, Japan(3)	147,000	Packaging and test services

(1) The land associated with this facility is leased from ASI. The buildings are owned by Amkor.

(2) As a result of foreign ownership restrictions in the Philippines, the land associated with our Philippine factories is leased from subsidiaries in which Amkor controls a minority interest, generally a 40% interest. Amkor owns the buildings at our P1, P3 and P4 facilities and leases the buildings at our P2 facility.

(3) Leased facility.

We expect to complete the closing of the K2 facility in Bucheon, South Korea during the second quarter of 2003. We will transfer most of its packaging operations into our K4 factory in Kwangju, South Korea. Our operational headquarters is located in Chandler, Arizona, and our administrative headquarters, which is leased, is located in West Chester, Pennsylvania. In addition to an executive staff, the Chandler, Arizona campus houses sales and customer service for the southwest region and product management planning and marketing. The West Chester location houses finance and accounting, legal, and information systems, and serves as a satellite sales office for our eastern sales region. Our sales offices are located throughout the U.S. (Austin, Texas; Boston, Massachusetts; Chandler, Arizona; Dallas, Texas; Greensboro, North Carolina; Irvine, San Diego and Santa Clara, California; and West Chester, Pennsylvania) and internationally in France, Singapore, Taiwan, the Philippines, Japan and Korea.

Item 3. *Legal Proceedings*

We currently are a party to various legal proceedings, including those noted below. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs. The estimate of the potential impact on our financial position or overall results of operations for the following legal proceedings could change in the future.

Fujitsu Limited v. Cirrus Logic, Inc.

On April 16, 2002, Amkor was served with a Third Party Complaint in an action entitled *Fujitsu Limited v. Cirrus Logic, Inc.*, No. 02-CV-01627 JW, pending in the United States District Court for the Northern District of California, San Jose Division. In this action, Fujitsu alleges that semiconductor devices it purchased from Cirrus Logic are defective in that a certain epoxy mold compound used in the manufacture of the chip causes a short circuit which renders Fujitsu disk drive products inoperable. Fujitsu did not specify the amount of damages sought. Cirrus Logic, in response, denied the allegations of the complaint, counterclaimed against Fujitsu for unpaid invoices, and filed its Third Party Complaint against Amkor alleging that any liability for chip defects should be assigned to Amkor because Amkor assembled the subject semiconductor devices. Upon receipt of the Third Party Complaint, Amkor filed an Answer denying all liability, and its own Third Party Complaint against Sumitomo Bakelite Co., Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. Sumitomo Bakelite Co., Ltd., filed an Answer denying liability. The case is in discovery. Currently, the matter is scheduled to proceed to trial in January 2004.

Amkor believes it has meritorious defenses to Cirrus Logic's Third Party Complaint and intends to vigorously defend the case. Moreover, Amkor believes it has valid third party claims against Sumitomo Bakelite should the epoxy mold compound in question be found to be defective. However, no assurance can be given that an adverse result cannot occur, or that any adverse result would not have a material impact upon Amkor. In this regard, other customers of Amkor have made inquiry about the epoxy mold compound in issue, which was widely used in the semiconductor industry, and no assurance can be given that claims similar to that of Cirrus Logic will not be made against Amkor by other customers in the future.

Amkor Technology, Inc. v. Motorola, Inc.

On August 16, 2002, Amkor filed a complaint against Motorola, Inc. in an action captioned *Amkor Technology, Inc. v. Motorola, Inc.*, C.A. No. 02C-08-160 CHT, pending in the Superior Court of the State of Delaware in and for New Castle County. In this action, Amkor is seeking declaratory judgment relating to a controversy between Amkor and Motorola concerning: (i) the assignment by Citizen Watch Co., Ltd. ("Citizen") to Amkor of a Patent License Agreement dated January 25, 1996 between Motorola and Citizen (the "License Agreement") and concurrent assignment by Citizen to Amkor of Citizen's interest in U.S. Patents 5,241,133 and 5,216,278 (the '133 and '278 patents"); and (ii) Amkor's obligation to make certain payments pursuant to an Immunity Agreement dated June 30, 1993 between Amkor and Motorola (the "Immunity Agreement").

Amkor and Motorola have recently resolved the controversy with respect to all issues relating to the Immunity Agreement, and all claims and counterclaims filed by the parties in the case relating to the Immunity Agreement will be dismissed or otherwise disposed of without further litigation. The claims relating to the License Agreement and the '133 and '278 Patents remain pending, with a trial date currently scheduled for Fall 2003.

Amkor believes it will prevail on the merits in this case. Moreover, should it be determined that the License Agreement or Citizen's interest in the '133 and '278 Patents were not successfully transferred to Amkor, Amkor believes it has recourse against Citizen. However, no assurance can be given that an adverse outcome in the case cannot occur, or that any adverse outcome would not have a material impact on Amkor.

Alcatel Business Systems

On November 5, 1999, Amkor agreed to sell certain semiconductor parts to Alcatel Microelectronics, N.V. ("AME"), a subsidiary of Alcatel S.A. The components were manufactured by Anam Semiconductor, Inc. ("Anam") for Amkor. AME transferred the parts to another Alcatel subsidiary, Alcatel Business Systems ("ABS"), which incorporated the parts into cellular phone products. In early 2001, a dispute arose as to whether the parts sold by Amkor were defective. On March 18, 2002, ABS and its insurer filed suit against Amkor and Anam in the Paris Commercial Court of France. That court has commenced a special proceeding before a technical expert to report on the facts of the dispute. The report of the court appointed expert is not expected before December 2003. Amkor has denied all liability and intends to vigorously defend itself.

Additionally, Amkor has entered into a written agreement with Anam whereby Anam has agreed to indemnify Amkor against any and all loss related to the claims of AME, ABS and ABS' insurer.

In response to the Paris lawsuit, on May 22, 2002, Amkor filed a petition to compel arbitration in the United States District Court for the Eastern District of Pennsylvania against ABS, AME, and ABS' insurer, claiming that any dispute regarding is subject to the arbitration clause of the November 5, 1999 agreement between Amkor and AME. ABS and ABS' insurer have refused to arbitrate. This action is currently in discovery.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders during the fourth fiscal quarter of the fiscal year ended December 31, 2002.

PART II

Item 5. ***Market For Registrant's Common Equity and Related Stockholder Matters***

Our common stock is traded on the Nasdaq National Market under the symbol "AMKR." Public trading of the common stock began on May 1, 1998. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as quoted on the Nasdaq National Market.

	High	Low
2002		
First Quarter	$22.31	$13.00
Second Quarter	24.25	3.90
Third Quarter	6.10	1.20
Fourth Quarter	7.47	1.61
2001		
First Quarter	$23.63	$14.63
Second Quarter	25.00	14.88
Third Quarter	22.48	10.52
Fourth Quarter	18.02	9.42

There were approximately 391 holders of record of our common stock as of February 28, 2003.

DIVIDEND POLICY

Since our public offering in 1998, we have never paid a dividend to our stockholders. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our secured bank debt agreements and the indentures governing our senior, senior subordinated and convertible subordinated notes restrict our ability to pay dividends.

RECENT SALES OF UNREGISTERED SECURITIES

None.

EQUITY COMPENSATION PLANS

The following table summarizes our equity compensation plans as of December 31, 2002, all of which have been approved by our stockholders:

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	6,573,263	$14.15	10,614,998(1)-(4)

(1) Includes 10,096,837 options were reserved for issuance under the 1998 Stock Plan, 343,161 were reserved for issuance under the 1998 Stock Option Plan for French Employees and 175,000 options were reserved for issuance under the 1998 Director Option Plan. On November 8, 2002, we initiated a voluntary stock option replacement program such that employees and members of our board of directors could elect to surrender their existing options and be granted new options no earlier than six months and one day after the tendered options were cancelled. We will issue new option grants equal to the same number of shares surrendered by the employees. Pursuant to the terms and conditions of the offer to exchange, a total of 1,633 eligible employees participated and our company has accepted for cancellation options to purchase an aggregate of 7,115,891 shares of our company's common stock under the 1998 Stock Plan, an aggregate of 35,000 shares of our company's common stock under the 1998 Director Option Plan and an aggregate of 248,200 shares of our company's common stock under the 1998 Stock Plan for French Employees. Subject to the terms and conditions of the offer to exchange, our company will grant new options to purchase 7,399,091 shares of our common stock no earlier than June 12, 2003 in exchange for the options tendered by eligible employees and members of our board of directors and accepted by our company. The exercise price will equal the fair market value of common stock as of the new grant date.

(2) As of December 31, 2002, no shares of common stock were available for sale under the Stock Purchase Plan; however, there is a provision for an annual replenishment to bring the number of shares of common stock available for sale under the plan up to 1,000,000 as of each January 1.

(3) As of December 31, 2002, a total of 10,096,837 shares were reserved for issuance under the 1998 Stock Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 5,000,000 as of each January 1. As of January 1, 2003, since there were in excess of 5,000,000 shares available for issuance under the plan, no additional shares were made available pursuant to the annual replenishment provision.

(4) As of December 31, 2002, a total of 343,161 shares of common stock are reserved for issuance under the French Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 250,000 as of each January 1. As of January 1, 2003, since there were in excess of 250,000 shares available for issuance under the plan, no additional shares were made available pursuant to the annual replenishment provision. The French Plan will terminate in April 2003. Amkor intends to implement a new French Plan, subject to shareholder approval in 2003.

Item 6. *Selected Financial Data*

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We have derived the selected historical consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2002 from our restated consolidated financial statements. You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our restated consolidated financial statements and the related notes, included elsewhere in this annual report.

The summary consolidated financial data below reflects the following transactions on a historical basis (i) our 1999 acquisition of K4 from Anam Semiconductor, Inc. (ASI) for $582.0 million together with its related financing, (ii) our 2000 acquisitions of K1, K2 and K3 from ASI for $950.0 million and equity investment in ASI of $459.0 million together with the related financing for the acquisitions and investment, (iii) our 2001 acquisitions of Amkor Iwate Corporation, Sampo Semiconductor Corporation and Taiwan Semiconductor Technology Corporation (a prior equity investment) and (iv) our 2002 acquisitions of semiconductor packaging businesses from Citizen Watch Co., Ltd. and Agilent Technologies, Inc. We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by ASI. On February 28, 2003, we sold our wafer fabrication services business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Income Statement Data:					
Net revenues	$1,406,178	$1,336,674	$2,009,701	$1,617,235	$1,452,285
Cost of revenues	1,310,563	1,284,423	1,442,320	1,297,358	1,208,806
Gross profit	95,615	52,251	567,381	319,877	243,479
Operating expenses:					
Selling, general and administrative	179,888	191,136	179,143	133,053	109,312
Research and development	31,189	38,786	26,057	11,436	8,251
Loss on disposal of fixed assets, net	2,496	14,515	1,355	1,805	1,837
Amortization of goodwill and other acquired intangibles(a)	6,992	84,962	63,080	17,105	1,454
Special charges(b)	291,970	—	—	—	—
Total operating expenses	512,535	329,399	269,635	163,399	120,854
Operating income (loss)	(416,920)	(277,148)	297,746	156,478	122,625
Other (income) expense:					
Interest expense, net	147,497	164,064	119,840	45,364	18,005
Foreign currency loss	906	872	4,812	308	4,493
Other (income) expense, net(c)	(1,014)	(3,586)	(60)	23,312	7,666
Total other expense	147,389	161,350	124,592	68,984	30,164
Income (loss) before income taxes, equity investment losses, minority interest and discontinued operations	(564,309)	(438,498)	173,154	87,494	92,461
Equity investment losses(f, g)	(208,165)	(100,706)	(20,991)	(1,969)	—
Minority interest(h)	(1,932)	(1,896)	—	—	(559)
Income (loss) from continuing operations before income taxes	(774,406)	(541,100)	152,163	85,525	91,902
Income tax expense (benefit)(d, e)	60,683	(84,613)	14,362	19,526	21,406

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Income (loss) from continuing operations	(835,089)	(456,487)	137,801	65,999	70,496
Discontinued operations:					
Income from wafer fabrication services business, net of tax	8,330	5,626	16,352	10,720	4,964
Net income (loss) (d)	$ (826,759)	$ (450,861)	$ 154,153	$ 76,719	$ 75,460
Basic income (loss) per common share:					
From continuing operations	$ (5.09)	$ (2.91)	$ 0.95	$ 0.55	$ 0.66
From discontinued operations	0.05	0.04	0.11	0.09	0.05
Net income (loss) per common share	$ (5.04)	$ (2.87)	$ 1.06	$ 0.64	$ 0.71
Diluted income (loss) per common share:					
From continuing operations	$ (5.09)	$ (2.91)	$ 0.91	$ 0.55	$ 0.66
From discontinued operations	0.05	0.04	0.11	0.08	0.04
Net income (loss) per common share	$ (5.04)	$ (2.87)	$ 1.02	$ 0.63	$ 0.70
Shares used in computing basic income (loss) per common share (pro forma for 1998)	164,124	157,111	145,806	119,341	106,221
Shares used in computing diluted income (loss) per common share (pro forma for 1998)	164,124	157,111	153,223	135,067	116,596
Other Financial Data:					
Depreciation and amortization including debt issue costs from continuing operations	$ 331,516	$ 462,912	$ 330,824	$ 178,771	$ 118,676
Capital expenditures from continuing operations	95,104	158,595	478,950	239,854	102,142

	Year Ended December 31, 1998
Pro Forma Data (Unaudited) (d):	
Historical income before income taxes, equity investment losses, minority interest and discontinued operations	$92,461
Pro forma provision for income taxes	25,906
Pro forma income before equity investment losses, minority interest and discontinued operations	66,555
Historical equity investment losses	—
Historical minority interest	(559)
Pro forma net income from continuing operations	$65,996
Basic pro forma income from continuing operations per common share	$ 0.62
Diluted pro forma income from continuing operations per common share	$ 0.61

	December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 311,249	$ 200,057	$ 93,517	$ 98,045	$ 227,587
Short term investments	—	—	—	136,595	1,000
Working capital	163,498	139,097	62,311	164,435	133,451
Total assets	2,557,984	3,223,318	3,393,284	1,755,089	1,003,597
Total long-term debt	1,737,690	1,771,453	1,585,536	687,456	221,846
Total debt, including short-term borrowings and current portion of long-term debt	1,808,713	1,826,268	1,659,122	693,921	260,503
Stockholders' equity	231,367	1,008,717	1,314,834	737,741	490,361

(a) As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. We reclassified $30.0 million of intangible assets previously identified as an assembled workforce intangible to goodwill. Additionally, we stopped amortizing goodwill of $659.1 million.

(b) During 2002, we recorded $292.0 million of special charges. Special charges, in thousands, were comprised of:

Impairment of long-lived assets	$190,266
Impairment of goodwill	73,080
Lease termination and other exit costs	28,624
	$291,970

(c) In 1999 we recognized a pre-tax loss of $17.4 million as a result of the early conversion of $153.6 million principal amount of our 5¾% convertible subordinate notes due 2003.

(d) Prior to our reorganization in April 1998, our predecessor, Amkor Electronics, Inc. ("AEI"), elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. As a result AEI did not recognize any provision for federal income tax expense. The pro forma provision for income taxes reflects the U.S. federal income taxes that would have been recorded if AEI had been a C Corporation prior to April 1998.

(e) During 2002, we recorded a $138.2 million charge to establish a valuation allowance against our deferred tax assets consisting primarily of U.S. and Taiwanese net operating loss carryforwards and tax credits.

(f) As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. We stopped amortizing equity method goodwill of $118.6 million associated with our investment in ASI.

(g) During 2002, we recorded impairment charges totaling $172.5 million to reduce the carrying value of our investment in ASI to ASI's market value. ASI is a publicly traded company on the Korean stock exchange. Additionally during 2002, we recorded a loss of $1.8 million on the disposition of a portion of our interest in ASI to Dongbu.

(h) In 2002 and 2001, minority interest reflects Toshiba's 40% ownership interest in Amkor Iwate in Japan as well as shares that we did not acquire in connection with our two acquisitions in Taiwan. In 1998, minority interest reflects ASI's 40% interest in the earnings of Amkor/Anam Pilipinas, Inc. ("AAP"), one of our subsidiaries in the Philippines.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements within the meaning of the federal securities laws, including but not limited to statements regarding: (1) the condition and growth of the industry in which we operate, including trends toward increased outsourcing, reductions in inventory and demand and selling prices for our services, (2) our anticipated capital expenditures and financing needs, (3) our belief as to our future capacity utilization rates, revenue, gross margins and operating performance, (4) statements regarding the future of our relationship with ASI, and (5) other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following discussion as well as in "Risk Factors that May Affect Future Operating Performance." The following discussion provides information and analysis of our results of operations for the three years ended December 31, 2002 and our liquidity and capital resources. You should read the following discussion in conjunction with our restated consolidated financial statements and the related notes, included elsewhere in this annual report as well as other reports we file with the Securities and Exchange Commission.

Amkor is the world's largest subcontractor of semiconductor packaging and test services. The company has built a leading position by:

- Providing a broad portfolio of packaging and test technologies and services;
- Maintaining a leading role in the design and development of new package and test technologies;
- Cultivating long-standing relationships with customers, including many of the world's leading semiconductor companies;
- Developing expertise in high-volume manufacturing; and
- Diversifying our operational scope by establishing production capabilities in China, Japan and Taiwan, in addition to long-standing capabilities in Korea and the Philippines.

The semiconductors that we package and test for our customers ultimately become components in electric systems used in communications, computing, consumer, industrial, automotive and military applications. Our customers include, among others, Agilent Technologies, Atmel Corporation, Intel Corporation, LSI Logic Corporation, Mediatek Inc., Philips Electronics N.V., R.F. Microdevices, ST Microelectronics PTE, Sony Semiconductor Corporation and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

Packaging and test are an integral part of the semiconductor manufacturing process. Semiconductor manufacturing begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating individual chips on the wafers. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, the fabricated semiconductor wafers are cut into individual chips which are then attached to a substrate and encased in a protective material to provide optimal electrical and thermal performance. Increasingly, packages are custom designed for specific chips and specific end-market applications. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications.

We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. ("ASI"). On February 28, 2003, we sold our wafer fabrication services business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation.

Our business is tied to market conditions in the semiconductor industry, which is highly cyclical. Based on industry estimates, from 1981 through 2002, there were 12 years when semiconductor industry growth, measured by revenue dollars, was 10% or less and 10 years when growth was 19% or greater. Since 1981, the semiconductor industry declined in 1985, 1996, 1998 and 2001. The semiconductor industry declined an unprecedented 32% in 2001 and experienced a 1% growth in 2002 as compared to 2001. The historical trends in the semiconductor industry are not necessarily indicative of the results of any future period. Semiconductor industry analysts are forecasting significant growth in the semiconductor industry in each of 2003 and 2004. The strength of the semiconductor industry is dependent primarily upon the strength of the computer and communications systems markets as well as the strength of the worldwide economy. Although significant recovery was noted in most of our company's packaging services during the second quarter of 2002, our test services assets and several packaging services assets remained at low utilization rates relative to our projections, and are no longer expected to reach previously anticipated utilization levels. We recognized total impairment charges of $263.4 million during the second quarter of 2002. The nature of the impairment charges was as follows: (1) $18.7 million impairment charge to reduce the carrying value of the test and packaging assets to be disposed to their fair value less cost to sell; (2) $171.6 million impairment charge to reduce the carrying value of test assets and certain packaging assets that are held and used to fair value, and (3) $73.1 million goodwill impairment charge associated with our test services reporting unit.

The first calendar quarter is typically a seasonally down quarter for Amkor. On the basis of customers' forecasts, we currently expect packaging and test revenue for the first quarter of 2003 to be around 10% lower than packaging and test revenues for the fourth quarter of 2002. We expect that first quarter of 2003 gross margin will be around 11%. Our profitability is dependent upon the utilization of our capacity, semiconductor package mix and the average selling price of our services. Because a substantial portion of our costs at our factories is fixed, relatively insignificant increases or decreases in capacity utilization rates can have a significant effect on our profitability. Prices for packaging and test services have declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. We expect that average selling prices for our packaging and test services will continue to decline in the future. If our semiconductor package mix does not shift to new technologies with higher prices or we cannot reduce the cost of our packaging and test services to offset a decline in average selling prices, our future operating results will suffer. Average selling prices for 2002 declined 16% as compared to average selling prices in 2001. Average selling prices for 2001 declined 14% as compared to average selling prices in 2000. These declines in average selling prices significantly impacted our gross margins in 2002 and 2001.

Overview Of Our Historical Results

Our Historical Relationship with ASI

Historically we performed packaging and test services at our factories in the Philippines and subcontracted for additional services with ASI, which operated four packaging and test facilities in Korea. Beginning in the fourth quarter of 1998 ASI's business was severely affected by the economic crisis in Korea. ASI was part of the Korean financial restructuring program known as the "Workout" program beginning in October 1998. The Workout program was the result of an accord among Korean financial institutions to assist in the restructuring of Korean business enterprises. The process involved negotiation between ASI's banks and ASI, and did not involve the judicial system. The Workout process restructured the terms of ASI's significant bank debt. Although ASI's operations continued uninterrupted during the process, it caused concern among our customers that we could potentially lose access to ASI's services. As a result, we decided to acquire ASI's packaging and test operations to ensure continued access to the manufacturing services previously provided by ASI. During the course of negotiations for the purchase of the packaging and test operations, both ASI management and the ASI bank group presented a counter-proposal whereby, in addition to the purchase of the packaging and test operations, we would also make an equity investment in ASI. The bank group and ASI management proposed this structure because they believed the equity investment would reflect a level of commitment from us to continue our ongoing business relationship with ASI after the sale of its packaging and test operations to Amkor.

In May 1999, we acquired K4, one of ASI's packaging and test facilities, and in May 2000 we acquired ASI's remaining packaging and test facilities, K1, K2 and K3. With the completion of our acquisition of K1, K2 and K3, we no longer depend upon ASI for packaging or test services. In May 2000 we also committed to a $459.0 million equity investment in ASI, and fulfilled this commitment in installments taking place over the course of 2000. In connection with the May 2000 transactions with ASI, we obtained independent appraisals to support the value and purchase price of each of the packaging and test operations and the equity investment. We invested a total of $500.6 million in ASI including an equity investment of $41.6 million made in October 1999 and, as a result acquired a total of 47.7 million shares of ASI common stock.

As part of our strategy to sell our investment in ASI and to divest our wafer fabrication services business, we entered into a series of transactions beginning in the second half of 2002:

- In September 2002, we sold 20 million shares of ASI common stock to Dongbu Group for $58.1 million in net cash proceeds and 42 billion Korean Won (approximately $35.4 million at a spot exchange rate as of December 31, 2002) of interest bearing notes from Dongbu Corporation payable in two equal principal payments in September 2003 and February 2004. The Dongbu Group comprises Dongbu Corporation, Dongbu Fire Insurance Co., Ltd. and Dongbu Life Insurance Co., Ltd., all of which are Korean corporations and are collectively referred herein as "Dongbu." Additionally, we divested one million shares of ASI common stock in connection with the payment of certain advisory fees related to this transaction.
- In separate transactions designed to facilitate a future merger between ASI and Dongbu, (i) we acquired a 10% interest in Acqutek from ASI for $1.9 million; (ii) we acquired the Precision Machine Division ("PMD") of Anam Instruments, a related party to Amkor, for $8 million; and (iii) Anam Instruments, which had been partially owned by ASI, utilized the proceeds from the sale of PMD to us to buy back all of the Anam Instruments shares owned by ASI. Acqutek supplies materials to the semiconductor industry and is publicly traded in Korea. An entity controlled by the family of James Kim, our Chairman and Chief Executive Officer, held a 25% ownership interest in Acqutek at the time of our acquisition of our interest in Acqutek. We have historically purchased and continue to purchase leadframes from Acqutek. PMD supplies sophisticated die mold systems and tooling to the semiconductor industry and historically over 90% of its sales were to Amkor. At the time of our acquisition of PMD, Anam Instruments was owned 20% by ASI and 20% by a family member of James Kim.
- On February 28, 2003, we sold our wafer fabrication services business to ASI for total consideration of $62 million. Additionally, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI.

Each of the transactions with Dongbu, ASI and Anam Instruments are interrelated and it is possible that if each of the transactions were viewed on a stand-alone basis without regard to the other transactions, we could have had different conclusions as to fair value.

In consideration of the transactions discussed above, we restated our historical results to reflect our wafer fabrication services segment as a discontinued operation. In connection with the disposition of our wafer fabrication business, we recorded $1.0 million in severance and other exit costs to close our wafer fabrication services operations in Boise, Idaho and Lyon, France in the first quarter of 2003. Also in the first quarter of 2003, we recognized a pre-tax gain on the disposition of our wafer fabrication services business of $58.6 million ($51.5 million, net of tax). The carrying value of the sold net assets associated with the business as of February 28, 2003 was $2.4 million. In addition, pursuant to the definitive agreements, (1) Amkor and Dongbu agreed to use reasonable best efforts to cause Dongbu Electronics and ASI to be merged together as soon as practicable, (2) Amkor and Dongbu agreed to cause ASI to use the proceeds ASI received from its sale of stock to Dongbu to purchase shares in Dongbu Electronics and (3) Amkor and Dongbu agreed to use their best efforts to provide releases and indemnifications to the chairman, directors and officers of ASI, either past or incumbent, from any and all liabilities arising out of the performance of their duties at ASI between

January 1, 1995 and December 31, 2001. The last provision would provide a release and indemnification for James Kim, our CEO and Chairman, and members of his family. We are not aware of any claims or other liabilities which these individuals would be released from or for which they would receive indemnification.

At January 1, 2002 Amkor owned 47.7 million shares or 42% of ASI's voting stock. During 2002, we divested 21 million shares of ASI stock and at December 31, 2002 Amkor owned 26.7 million shares of ASI or 21%. The carrying value of our remaining investment in ASI at December 31, 2002 was $77.5 million, or $2.90 per share. On March 24, 2003, we sold an additional 7 million shares of ASI common stock to an investment bank for 24.4 billion Korean won ($19.5 million based on the spot exchange rate as of the transaction date) which approximates the carrying value of those shares. As part of that sale, we purchased a nondeliverable call option for $6.7 million that expires December 2003 and is indexed to ASI's share price with a strike price of $1.97 per share. The net proceeds from the exercise of the option could be less than the current carrying value and could expire unexercised losing our entire investment in the option. As of March 24, 2003, we owned 19.7 million shares of ASI, or 16% of ASI's voting stock. Beginning March 24, 2003, we ceased accounting for our investment in ASI under the equity method of accounting and commenced accounting for our investment as a marketable security that is available for sale.

Our 2002 Acquisitions

In April 2002, we acquired the semiconductor packaging business of Citizen Watch Co., Ltd. located in the Iwate prefecture in Japan. The business acquired includes a manufacturing facility, over 80 employees and intellectual property. The purchase price included a $7.8 million cash payment at closing. We are required to make additional payments one year from closing for the amount of the deferred purchase price as well as contingent payments. Based on the resolution of the contingency as of January 2003, the total amount of additional payments due in April 2003 is 1.7 billion Japanese yen ($14.3 million based on the spot exchange rate at December 31, 2002). We recorded $19.6 million of intangible assets for patent rights that are amortizable over 7 years.

In January 2002, we acquired Agilent Technologies, Inc.'s packaging business related to semiconductor packages utilized in printers for $2.8 million in cash. The acquired tangible assets were integrated into our existing manufacturing facilities. The purchase price was principally allocated to the tangible assets. Our results of operations were not significantly impacted by this acquisition.

In October 2002, we terminated negotiations with Fujitsu Limited to acquire Fujitsu's packaging and test operation in Kagoshima, Japan pursuant to the April 2002 memorandum of understanding between our company and Fujitsu.

Our Venture with Toshiba Corporation

As of January 1, 2001, Amkor Iwate Corporation commenced operations with the acquisition of a packaging and test facility at a Toshiba factory located in the Iwate prefecture in Japan. We currently own 60% of Amkor Iwate and Toshiba owns the balance of the outstanding shares. By January 2004 we are required to purchase the remaining 40% of the outstanding shares of Amkor Iwate from Toshiba. The share purchase price will be determined based on the performance of the venture during the three-year period but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($8.4 million to $33.7 million based on the spot exchange rate at December 31, 2002). Amkor Iwate provides packaging and test services principally to Toshiba's Iwate factory under a long-term supply agreement that provides for services to be performed on a cost plus basis during the term of the joint venture and subsequently at market based rates. The supply agreement with Toshiba's Iwate factory terminates two years subsequent to our acquisition of Toshiba's ownership interest in Amkor Iwate.

Our Acquisitions of Taiwan Semiconductor Technology Corporation and Sampo Semiconductor Corporation

In July 2001, we acquired, in separate transactions, Taiwan Semiconductor Technology Corporation (TSTC) and Sampo Semiconductor Corporation (SSC) in Taiwan. The results of TSTC and SSC have been included in the accompanying consolidated financial statements since the acquisition dates. Our results of operations were not significantly impacted by these acquisitions. In connection with earn-out provisions that provided for additional purchase price based in part on the results of the acquisitions, we issued an additional 1.8 million shares in January 2002 and recorded an additional $35.2 million in goodwill.

Results of Continuing Operations

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

	Year Ended December 31,		
	2002	2001	2000
Net revenues	100.0%	100.0%	100.0%
Gross profit	6.8	3.9	28.2
Operating income (loss)	(29.6)	(20.7)	14.8
Income (loss) before income taxes, equity investment losses, minority interest and discontinued operations	(40.1)	(32.8)	8.6
Net income (loss) from continuing operations	(59.4)	(34.2)	6.9

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenues. Net revenues increased $69.5 million, or 5.2%, to $1,406.2 million in 2002 from $1,336.7 million in 2001. This increase in net revenues for 2002, excluding the impact of our acquisitions and expansion in Japan, Taiwan and China, was principally attributed to an overall unit volume increase of 19.7% which was driven by a 42.0% increase for advanced packages and a 1.2% increase in our traditional packages. Partially offsetting the volume increases, average selling prices for 2002 declined 16% as compared to average selling prices in 2001. The revenues of our Japanese acquisition, Amkor Iwate, declined $12.4 million in 2002 compared to 2001. Our acquisitions in Taiwan and expansion into China contributed $54.6 million to the increase in net revenues for 2002.

Prices for packaging and test services have declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. During 2002, the decline in average selling prices significantly impacted our gross margins as compared to the comparable period a year ago.

Gross Profit (Loss). Gross profit increased $43.4 million, or 83.0%, to $95.6 million in 2002 from $52.3 million in 2001. Our cost of revenues consists principally of costs of materials, labor and depreciation. Because a substantial portion of our costs at our factories is fixed, relatively insignificant increases or decreases in capacity utilization rates can have a significant effect on our gross margin. As a result of acquisitions in Japan and Taiwan in 2001 as well as other geographic expansions, we substantially increased our fixed costs.

Gross margins as a percentage of net revenues increased 2.9 percentage points to 6.8% in 2002 as compared to 3.9% in 2001 principally as a result of the following:

- Increased capacity utilization as a result of increased unit volumes at our factories in Korea and the Philippines together with the impact of our cost savings initiatives at those factories caused an approximate 8 percentage point increase in gross margins.
- Material cost savings contributed approximately 45 percentage points to the increase in gross margins.
- Reduced depreciation expense of approximately $42 million as a result of the impact of the fixed asset impairment charge recorded as of June 30, 2002 caused an approximate 2% percentage points increase in gross margins. A discussion of the second quarter impairment charge is presented within the discussion of special charges below.
- Reduced depreciation expense of approximately $17 million as a result of the impact of the change in estimated useful lives of certain packaging equipment beginning with the fourth quarter of 2002 caused an approximate 1% percentage point increase in gross margins. A discussion of the change in estimated useful lives is set forth below.

The positive impacts on gross margins were partially offset by:

- Average selling price erosion across our product lines caused an estimated 12 percentage points decline in gross margins.
- Our acquisitions in Taiwan and expansion into China contributed approximately 1.6 percentage points to the decline in gross margin as a result of the costs associated with ramping and reconfiguring operations at these facilities.

Depreciation accounting requires estimation of the useful lives of the assets to be depreciated as well as adoption of a method of depreciation. We calculate depreciation using the straight-line method over the estimated useful lives of the depreciable assets. We have historically estimated the useful lives of our machinery and equipment to be three to five years, with the substantial majority of our packaging assets having estimated useful lives of four years. Effective with the fourth quarter of 2002, we changed the estimated useful lives of certain of our packaging equipment from four years to seven years for depreciation purposes, which is in line with our historical usage and consistent with other companies in our industry. We did not extend the useful lives of the packaging equipment associated with the second quarter impairment charge based on our expected use of that equipment and the associated cash flows. This change decreased our net loss by approximately $16.7 million, or $0.10 per share. There was no offsetting impact to our tax provision related to the change in useful lives because of our consolidated net losses for 2002 and our recognition of a valuation allowance against the associated net operating loss carryforwards.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $11.2 million, or 5.9%, to $179.9 million, or 12.8% of net revenues, in 2002 from $191.1 million, or 14.3% of net revenues, in 2001. The decrease in these costs was largely attributed to $12.6 million in cost reductions principally related to our U.S. based administrative overhead cost reduction initiatives; partially offset by $0.9 million for increased administrative costs related to our factories. Our factory administrative expenses increased overall as a result of our 2002 and 2001 acquisitions offset by factory cost reduction initiatives.

Research and Development. Research and development expenses decreased $7.6 million to $31.2 million, or 2.2% of net revenues, in 2002 from $38.8 million, or 2.9% of net revenues, in 2001. Our research and development efforts support our customers' needs for smaller packages and increased functionality. We continue to invest our research and development resources to further the development of flip chip interconnection solutions, chip scale packages that are nearly the size of the semiconductor die, microelectromechanical system ("MEMS") devices used in a variety of end markets including automotive, industrial and personal entertainment, our stacked chip packages that stack as many as three semiconductor dies in a single package, and System-in-Package technology, that uses both advanced packaging and traditional surface mount techniques to enable the combination of technologies in a single chip.

Amortization of Goodwill and Other Acquired Intangibles. As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. We reclassified $30.0 million of intangible assets previously identified as an assembled workforce intangible to goodwill. Additionally, we stopped amortizing goodwill of $659.1 million. The cessation of amortization reduced amortization expense by $80.2 million for 2002 as compared with 2001.

Special Charges. During 2002, we recorded $292.0 million of special charges. Special charges, in thousands, were comprised of:

Impairment of long-lived assets	$190,266
Impairment of goodwill	73,080
Lease termination and other exit costs	28,624
	$291,970

Although significant recovery was noted in most of our company's packaging services during the second quarter of 2002, our test services assets and several packaging services assets remained at low utilization rates relative to our projections, and are no longer expected to reach previously anticipated utilization levels. In addition, during the second quarter of 2002, we experienced a significant decline in our market capitalization. These events triggered an impairment review in accordance with SFAS No. 144. This review included a company-wide evaluation of underutilized assets that could be sold and a detailed update of our operating and cash flow projections. As a result of this analysis, we identified $19.8 million of test and packaging fixed assets to be disposed. We recognized an $18.7 million impairment charge to reduce the carrying value of the test and packaging fixed assets to be disposed to their fair value less cost to sell. Fair value of the assets to be disposed was determined with the assistance of an appraisal firm and available information on the resale value of the equipment. Additionally, we tested for impairment of our long-lived test assets that are held and used, including intangible assets that we are amortizing, and certain packaging fixed assets that are held and used. For the test and packaging assets that are held and used, we recognized, in 2002, a $171.6 million impairment charge to reduce the carrying value of those assets to fair value. An appraisal firm was engaged to assist in the determination of the fair value of the assets held for use. The determination of fair value was based on projected cash flows using a discount rate commensurate with the risk involved.

SFAS No. 142 provides that goodwill of a reporting unit be tested for impairment on an annual basis and between annual tests in certain circumstances including a significant adverse change in the business climate and testing for recoverability of long-lived assets. Accordingly, we retested goodwill for impairment as of June 30, 2002, and concluded that the carrying value of the assets and liabilities associated with the test services reporting unit exceeded its fair value. As of June 30, 2002, we recognized a $73.1 million goodwill impairment charge. Such impairment charge was measured by comparing the implied fair value of the goodwill associated with the test services reporting unit to its carrying value. An appraisal firm was engaged to assist in the determination of the fair value of our reporting units. The determination of fair value was based on projected cash flows using a discount rate commensurate with the risk involved.

During 2002, we recorded $28.6 million of charges related to the consolidation of our worldwide facilities to increase operational efficiency and reduce costs. The charges were comprised of $20.8 million to write-off leasehold improvements and other long-lived assets and $7.8 million for lease termination and other exit costs. Our consolidation efforts included:

- Transferring the packaging operations at our K2 site in Bucheon, South Korea into our K4 factory in Kwangju, South Korea and closing the K2 facility;
- Merging our factory operations in Taiwan into a single location; and
- Consolidating select U.S. office locations and closing our San Jose test facility.

The charges associated with the consolidation initiatives in Korea, Taiwan and the U.S. were $10.0 million, $13.8 million and $4.8 million, respectively. We expect to complete the closing of the K2 facility during the second quarter of 2003 and the other activities were substantially completed during 2002. We have undertaken, and may continue to undertake, a variety of measures to reduce our operating costs including consolidating packaging lines, reducing our worldwide headcount, reducing compensation levels, shortening work schedules, improving factory efficiencies, negotiating cost reductions with our vendors and closing non-critical manufacturing facilities.

Other (Income) Expense. Other expenses, net decreased $14.0 million, to $147.4 million, or 10.5% of net revenues, in 2002 from $161.3 million, or 12.1% of net revenues, in 2001. The net decrease in other expenses was primarily a result of a decrease in interest expense of $16.6 million. Net interest expense in 2001 included $13.4 million of unamortized deferred debt issuance costs expensed in connection with the repayment in February, May and November 2001 of term loans outstanding under our secured bank facility and the reduction of the revolving line of credit commitment.

Provision (Benefit) for Income Taxes. During 2002, we recorded a $138.2 million charge to establish a valuation allowance against our deferred tax assets consisting primarily of U.S. and Taiwanese net operating loss carryforwards and tax credits. In connection with our divestiture in 2002 of 21 million shares of ASI common stock, we realized a capital loss of approximately $117.0 million and recognized a U.S. tax benefit of $44.5 million for which we provided a full valuation allowance because we did not have any offsetting capital gains. The total change in the valuation allowance against our deferred tax assets was $182.7 million in 2002. Generally accepted accounting principles require companies to weigh both positive and negative evidence in determining the need for a valuation allowance. In light of our three years of cumulative losses, an unprecedented industry downturn and continued poor visibility of customer demand, we determined in the fourth quarter that a valuation allowance representing substantially all of our deferred tax assets was appropriate. These negative factors outweighed our forecasted future profitability and expectation that we will be able to utilize our net operating loss carryforwards. We will resume the recognition of deferred tax assets when we return to profitability. Additionally, until we utilize our net operating loss carryforwards, the income tax provision will reflect modest levels of foreign taxation. In December 2002, we utilized $33.3 million of U.S. net operating losses by carrying back such amounts to offset U.S. reported taxable income in prior years. At December 31, 2002, our company has remaining U.S. net operating losses available to be carried forward totaling $375.5 million expiring between 2021 and 2022. Additionally, at December 31, 2002, our company had non-U.S. net operating losses available to be carried forward totaling $61.2 million expiring between 2003 and 2012.

Equity Investment Losses. Our earnings included our share of losses in our equity affiliates, principally ASI, in 2002 of $33.9 million compared to $100.7 million ($65.2 million excluding the amortization of equity method goodwill) in 2001. As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. We stopped amortizing equity method goodwill of $118.6 million associated with our investment in ASI. The cessation of amortization reduced equity in loss of investees by $35.5 million for 2002 as compared with the corresponding period.

During 2002, we recorded impairment charges totaling $172.5 million to reduce the carrying value of our investment in ASI to ASI's market value. Additionally during 2002, we recorded a loss of $1.8 million on the disposition of a portion of our interest in ASI to Dongbu. With Dongbu's purchase of 12.0 million newly issued shares of ASI together with its purchase of 20 million shares from our company and our disposition of an additional 1 million shares of ASI stock as payment of transaction costs to our financial advisors in connection with the transaction with Dongbu, our ownership interest in ASI was reduced to approximately 21%.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

Net Revenues. Net revenues decreased $673.0 million, or 33.5%, to $1,336.7 million in 2001 from $2,009.7 million in 2000. This decrease in net revenues, excluding the impact of acquisitions, was primarily attributable to a 37.3% decrease in overall unit volumes in 2001 compared to 2000. This overall unit volume decrease was driven by a 34.6% unit volume decrease for advanced leadframe and laminate packages and a 39.4% decrease in our traditional leadframe business as a result of a broad based decrease in demand for semiconductors. Average selling prices across all product lines eroded by approximately 13.9% for 2001 as compared to 2000. Partially offsetting the decrease in overall unit volumes and average selling price erosion was the benefit of $231.0 million in net revenues related to acquisitions which were completed since January 1, 2001.

Gross Profit. Gross profit decreased $515.1 million, or 90.8%, to $52.3 million in 2001 from $567.4 in 2000. Our cost of revenues consists principally of costs of materials, labor and depreciation. Because a substantial portion of our costs at our factories is fixed, significant increases or decreases in capacity utilization rates have a significant effect on our gross profit. As a result of our May 2000 acquisition of K1, K2 and K3 and our 2001 acquisitions in Japan and Taiwan, we substantially increased our fixed costs.

Gross margins as a percentage of net revenues decreased 86.0% to 3.9% of net revenues in 2001 as compared to 28.2% of net revenues in 2000 principally as a result the following:

- Decreasing unit volumes in 2001 at our factories in Korea and the Philippines that caused an approximate 41% decline in gross margins as a result of the factories' substantial fixed and labor costs to be distributed over a smaller revenue base. This decline in gross margins is net of the benefit of our 2001 cost reduction initiatives to reduce labor and other factory overhead costs.
- Average selling price erosion across our product lines caused an estimated 40% decline in gross margins.
- Our acquisitions in 2001 contributed approximately 10% to the decline in gross margin. This is principally attributed to the long-term supply agreement between Amkor Iwate and Toshiba, which provides for packaging and test services to be performed on a cost plus basis which produces a resulting gross margin less than our historical margins in 2000.

As a result of the decline in the semiconductor industry and the reductions of our customers' forecasted demand, our provision for excess and obsolete inventory increased $7.9 million to a total provision of $17.9 million in 2001 as compared to $10.0 million in 2000. During 2001, we wrote-off and contemporaneously disposed of $10.6 million of inventory. In general we order raw materials based on the customers' forecasted demand and we do not maintain any finished goods inventory. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendors require that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or being able to use the inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $12.0 million, or 6.7%, to $191.1 million, or 14.3% of net revenues, in 2001 from $179.1 million, or 8.9% of net revenues, in 2000. The increase in these costs was due to:

- Increased costs of $16.0 million related to the acquisitions in Japan and Taiwan, the commencement of operations in China and the increased staffing of our Japanese sales force;
- An overall decrease of $6.6 million in our factories in Korea and the Philippines as a result of our cost reduction initiatives in the first and second quarters of 2001 that were partially offset by the increased selling, general and administrative costs assumed in connection our May 2000 acquisition of K1, K2 and K3; and
- Decreased costs of $1.8 million principally related our U.S. based administrative overhead cost reduction initiatives in the first and second quarters of 2001.

Research and Development. Research and development expenses increased $12.7 million to $38.8 million, or 2.9% of net revenues, in 2001 from $26.1 million, or 1.3% of net revenues, in 2000. Increased research and development expenses resulted from the acquisition of the packaging and test research and development group within ASI related to the K1, K2 and K3 transaction. Our research and development efforts support our customers' needs for smaller packages and increased functionality. We continue to invest our research and development resources to continue the development of our Flip Chip interconnection solutions, our System-in-Package technology, that uses both advanced packaging and traditional surface mount techniques to enable the combination of technologies in a single package, and our Chip Scale packages that are nearly the size of the semiconductor die.

Amortization of Goodwill and Other Acquired Intangibles. Amortization of goodwill and other acquired intangibles increased $21.9 million to $85.0 million from $63.1 million in 2000 principally as a result of our May 2000 acquisition of K1, K2 and K3 and to a lesser extent our January 2001 acquisition of Amkor Iwate.

Loss on Disposal of Fixed Assets. Loss on disposal of fixed assets increased $13.1 million to $14.5 million from $1.4 million in 2000 principally as a result of the disposition of production equipment and construction materials in Korea.

Other (Income) Expense. Other expenses, net increased $36.8 million, to $161.4 million, or 12.1% of net revenues, in 2001 from $124.6 million, or 6.2% of net revenues, in 2000. The net increase in other expenses was primarily a result of a net increase in interest expense of $44.3 million. The increased interest expense resulted from the financing related to our May 2000 acquisition of K1, K2 and K3 and our investment in ASI and our 2001 financing activities. Net interest expense for 2001 also included $13.4 million of unamortized deferred debt issuance costs expensed in connection with the repayment in February, May and November 2001 of term loans outstanding under our secured bank facility and the reduction of the revolving line of credit commitment. Other expenses were favorably impacted by a change in foreign currency gains and losses of $3.9 million for 2001 as compared with the corresponding period in the prior year.

Provision (Benefit) for Income Taxes. Our effective tax rate in 2001 and 2000 was (19.3%) and 8.3%, respectively. The change in the effective tax rate in 2001 was due to operating losses in jurisdictions for which there is no offsetting tax benefit from tax holidays as well as operating losses in jurisdictions with higher corporate income tax rates. The tax returns for open years are subject to changes upon final examination. Changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for us in the future.

Equity Investment Losses. Our earnings included our share of losses in our equity affiliates, principally ASI, in 2001 of $65.2 million compared to our share of their income in 2000 of $3.9 million. Our earnings also included the amortization of the excess of the cost of our investment above of our share of the underlying net assets of $35.5 million and $24.9 million in 2001 and 2000, respectively. Our investment in ASI increased to 42% as of October 2000 from 40% as of September 2000, 38% as of May 2000 and 18% as of October 1999.

Results of Discontinued Operations

On February 28, 2003, we sold our wafer fabrication services business to ASI. Additionally, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation. In connection with the disposition of our wafer fabrication business, we recorded, in the first quarter of 2003, $1.0 million in severance and other exit costs to close our wafer fabrication services operations in Boise, Idaho and Lyon, France. Also in the first quarter of 2003, we recognized a pre-tax gain on the disposition of our wafer fabrication services business of $58.6 million ($51.5 million, net of tax). The carrying value of the sold net assets associated with the business as of February 28, 2003 was $2.4 million.

Quarterly Results

The following table sets forth our unaudited restated consolidated financial data, including as a percentage of our net revenues, for the last eight fiscal quarters ended December 31, 2002. Our results of operations have varied and may continue to vary from quarter to quarter and are not necessarily indicative of the results of any future period. The results of the semiconductor packaging businesses acquired from Citizen Watch Co., Ltd. and Agilent Technologies, Inc.'s in 2002 are included in the consolidated financial data from the date of the acquisitions. The results of the 2001 acquisitions of Amkor Iwate Corporation, Sampo Semiconductor Corporation and the consolidated results of Taiwan Semiconductor Technology Corporation (a prior equity investment) are included in the consolidated financial data from the date of the acquisitions.

We believe that we have included in the amounts stated below all necessary adjustments, consisting only of normal recurring adjustments, for a fair presentation of our selected quarterly data. You should read our selected quarterly data in conjunction with our restated consolidated financial statements and the related notes, included elsewhere in this report.

Our net revenues, gross profit and operating income are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year primarily due to the combined effect of holidays in the U.S. and Asia. Semiconductor companies in the U.S. generally reduce their production during the holidays at the end of December which results in a significant decrease in orders for packaging and test services during the first two weeks of January. In addition, we typically close our factories in the Philippines for holidays in January, and we close our factories in Korea for holidays in February.

The calculation of basic and diluted per share amounts for each quarter is based on the average shares outstanding for that period; consequently, the sum of the quarters may not necessarily be equal to the full year basic and diluted net income (loss) per share.

	Quarter Ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(In thousands except per share data)							
Net revenues	$ 373,189	$393,563	$ 350,471	$ 288,955	$ 297,309	$ 288,529	$ 311,423	$439,413
Cost of revenues	312,006	346,053	344,026	308,478	311,127	304,521	307,334	361,441
Gross profit (loss)	61,183	47,510	6,445	(19,523)	(13,818)	(15,992)	4,089	77,972
Operating expenses:								
Selling, general and administrative	42,249	45,118	46,981	45,540	44,866	45,464	49,151	51,655

	Quarter Ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(In thousands except per share data)							
Research and development	6,654	7,622	8,769	8,144	10,365	9,784	8,135	10,502
Loss (gain) on disposal of assets, net	(416)	(200)	1,438	1,674	9,861	3,132	398	1,124
Amortization of goodwill and other acquired intangibles	1,997	2,000	1,743	1,252	21,263	21,214	20,573	21,912
Special charges	9,985	13,819	268,166	—	—	—	—	—
Total operating expenses	60,469	68,359	327,097	56,610	86,355	79,594	78,257	85,193
Operating income (loss)	714	(20,849)	(320,652)	(76,133)	(100,173)	(95,586)	(74,168)	(7,221)
Other expense, net	34,509	37,566	37,629	37,685	41,067	35,420	42,309	42,554
Loss before income taxes, equity investment losses, minority interest and discontinued operations	(33,795)	(58,415)	(358,281)	(113,818)	(141,240)	(131,006)	(116,477)	(49,775)
Equity investment losses	(42,125)	(14,299)	(53,071)	(98,670)	(24,452)	(23,661)	(26,345)	(26,248)
Minority interest income (loss)	306	423	(908)	(1,753)	(423)	(645)	(828)	—
Loss from continuing operations before income taxes	(75,614)	(72,291)	(412,260)	(214,241)	(166,115)	(155,312)	(143,650)	(76,023)
Income tax expense (benefit)	122,574	(11,078)	(26,709)	(24,104)	(27,467)	(25,177)	(26,229)	(5,740)
Loss from continuing operations	(198,188)	(61,213)	(385,551)	(190,137)	(138,648)	(130,135)	(117,421)	(70,283)
Discontinued operations:								
Income from wafer fabrication services business, net of tax	2,072	1,906	2,023	2,329	2,036	1,391	1,130	1,069
Net loss	$(196,116)	$(59,307)	$(383,528)	$(187,808)	$(136,612)	$(128,744)	$(116,291)	$(69,214)
Basic and diluted income (loss) per common share: from continuing operations	$ (1.20)	$ (0.37)	$ (2.34)	$ (1.16)	$ (0.86)	$ (0.81)	$ (0.77)	$ (0.46)
from discontinued operations	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Net loss per common share	$ (1.19)	$ (0.36)	$ (2.33)	$ (1.15)	$ (0.85)	$ (0.80)	$ (0.76)	$ (0.45)

	Quarter Ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	83.6	87.9	98.2	106.8	104.6	105.5	98.7	82.3
Gross profit (loss)	16.4	12.1	1.8	(6.8)	(4.6)	(5.5)	1.3	17.7
Operating expenses:								
Selling, general and administrative	11.3	11.5	13.4	15.8	15.1	15.8	15.8	11.8
Research and development	1.8	1.9	2.5	2.8	3.5	3.4	2.6	2.4
Loss (gain) on disposal of assets, net	(0.1)	(0.1)	0.4	0.6	3.3	1.1	0.1	0.3

	Quarter Ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Amortization of goodwill and other acquired intangibles	0.5	0.5	0.5	0.4	7.2	7.4	6.6	5.0
Special charges	2.7	3.5	76.5	—	—	—	—	—
Total operating expenses	16.2	17.4	93.3	19.6	29.0	27.6	25.1	19.4
Operating income (loss)	0.2	(5.3)	(91.5)	(26.3)	(33.7)	(33.1)	(23.8)	(1.6)
Other expense, net	9.2	9.5	10.7	13.0	13.8	12.3	13.6	9.7
Loss before income taxes, equity investment losses, minority interest and discontinued operations	(9.1)	(14.8)	(102.2)	(39.4)	(47.5)	(45.4)	(37.4)	(11.3)
Equity investment losses	(11.3)	(3.6)	(15.1)	(34.1)	(8.2)	(8.2)	(8.5)	(6.0)
Minority interest	0.1	0.1	(0.3)	(0.6)	(0.1)	(0.2)	(0.3)	—
Loss from continuing operations before income taxes	(20.3)	(18.4)	(117.6)	(74.1)	(55.9)	(53.8)	(46.1)	(17.3)
Income tax expense (benefit)	32.8	(2.8)	(7.6)	(8.3)	(9.2)	(8.7)	(8.4)	(1.3)
Loss from continuing operations	(53.1)	(15.6)	(110.0)	(65.8)	(46.6)	(45.1)	(37.7)	(16.0)
Discontinued operations:								
Income from wafer fabrication services business, net of tax	0.6	0.5	0.6	0.8	0.7	0.5	0.4	0.2
Net loss	(52.6)%	(15.1)%	(109.4)%	(65.0)%	(45.9)%	(44.6)%	(37.3)%	(15.8)%

Liquidity and Capital Resources

Semiconductor industry analysts have forecasted significant growth in the semiconductor industry in 2003 and 2004. The first calendar quarter is typically a seasonally down quarter for Amkor. On the basis of customers' forecasts, we currently expect packaging and test revenue for the first quarter of 2003 to be around 10% lower than packaging and test revenues for the fourth quarter of 2002. We expect that first quarter of 2003 gross margin be around 11%.

Net cash provided by (used in) operating, investing and financing activities from continuing operations and cash provided by discontinued operations for the last eight fiscal quarters ended December 31, 2002 were as follows:

	Quarter Ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(In thousands)							
Operating activities from continuing operations	$ 63,753	$ 48,050	$ 20,713	$(19,341)	$ (2,784)	$ 15,869	$ 56,814	$ 71,065
Investing activities from continuing operations	(19,798)	26,218	(38,668)	(22,317)	(23,031)	(25,774)	(40,771)	(78,534)
Financing activities from continuing operations	2,416	(16,977)	(2,061)	5,240	(115,036)	(1,467)	111,284	119,905
Discontinued operations	29,412	17,363	5,997	9,859	12,807	326	4,206	2,058

The significant improvement in our operating cash flows during 2002 was as a result of increase in demand for our services, the effect of our cost savings initiatives and favorable impact to working capital of $45.4 million principally related to processing fees payable to ASI under the foundry agreement which we retained in anticipation of completing the sale of our wafer foundry business to ASI. Our cash and cash equivalents balance as of December 31, 2002 was $311.2 million, and we have up to $89 million available under our $100 million revolving line of credit which is subject to borrowing base of qualified receivables. Our ongoing primary cash needs are for debt service, principally interest, equipment purchases, and working capital. Additionally, we may require cash to consummate business combinations to diversify our geographic operations and expand our customer base.

In June 2002 and September 2002 we amended our existing bank debt covenants to provide further flexibility with respect to capital expenditures, investment restrictions and other financial covenants measured in part by our liquidity and earnings. As part of the September 2002 amendment, lenders under our bank credit facility agreed to extend the existing financial covenant framework through December 31, 2003. Our secured debt encompasses a $97.1 million term loan and the unused revolving line of credit. The term loan maintained its scheduled amortization of approximately $0.25 million per quarter through September 2003 and then $12 million per quarter beginning in December 2003 through September 2005. The bank credit facility will revert to its original covenant structure in January 2004. Additionally, the reduced levels of our operating cash flow in 2001 required us to renegotiate our bank debt covenants in March 2001, June 2001 and September 2001. In connection with the September 2001 amendment, our revolving line of credit was reduced from a $200 million commitment to $100 million, the interest rate on the Term B loans was increased from LIBOR plus 3% to LIBOR plus 4%, and we prepaid $125 million of the Term B loans in November 2001 from cash on hand. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under one or more of our debt instruments, if not cured or waived, could have a material adverse effect on us. Our credit and debt ratings were lowered in August 2002, and accordingly, it may be difficult for us to secure additional financing, if we need it, on satisfactory terms or at all.

During this industry downturn, our business strategy has been in part to enhance our financial flexibility. In February 2001 and May 2001, we raised $500.0 million through the sale of 9.25% senior notes due 2008 and $250.0 million through the sale of 5.75% convertible subordinated notes due 2006, respectively. Of the combined net proceeds of $733.0 million, we used $509.5 million to repay amortizing term loans under our secured credit facility. The balance of the net proceeds supports our expansion efforts and general corporate and working capital purposes. In May 2001 holders of the 5.75% convertible subordinated notes due May 2003, following our announced plan to redeem these notes, converted $50.2 million of their notes into 3.7 million shares of our common stock. We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness. As of December 31, 2002, we had total debt of $1,808.7 million debt and had available to us a $100.0 million revolving line of credit, which is subject to borrowing base of qualified receivables, under which no amounts were drawn. Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to service payments on our debt, with such payments principally for interest. For 2002, interest expense payable in cash was $143.4 million.

We expect to spend up to $125.0 million in capital expenditures in 2003. During 2002, 2001 and 2000, we made capital expenditures related to continuing operations of $95.1 million, $158.6 million and $479.9 million, respectively. Our capital expenditures in 2002 were focused on increasing capacity for *Micro*LeadFrame™, flip chip and digital micro-mirror devices.

We continue to diversify our operations geographically. In January 2002, we acquired Agilent Technologies, Inc.'s packaging business related to semiconductor packages utilized in printers for $2.8 million in cash. The purchase price was principally allocated to the tangible assets. In April 2002, we acquired the semiconductor packaging business of Citizen Watch Co., Ltd. located in the Iwate prefecture in Japan. The business acquired includes a manufacturing facility, over 80 employees and intellectual property. The purchase price included a $7.8 million cash payment at closing and we are required to make additional payments one year from closing for the amount of the deferred purchase price as well as contingent payments. Based on the resolution of the contingency as of January 2003, the total amount of additional payments due in April 2003 is 1.7 billion Japanese yen ($14.3 million based on the spot exchange rate at December 31, 2002). In October 2002, we terminated negotiations with Fujitsu Limited to acquire Fujitsu's packaging and test operation in Kagoshima, Japan pursuant to the April 2002 memorandum of understanding between our company and Fujitsu. In July 2001, we acquired, in separate transactions, Taiwan Semiconductor Technology Corporation ("TSTC") and Sampo Semiconductor Corporation ("SSC") in Taiwan. The combined purchase price, including the settlement of a January 2002 earn-out provision, was paid with the issuance of 6.7 million shares of our common stock valued at $123.1 million, the assumption of $34.8 million of debt and $3.7 million of cash consideration, net of acquired cash. In January 2001, Amkor Iwate Corporation commenced operations and acquired from Toshiba a packaging and test facility located in the Iwate prefecture in Japan financed by a short-term note payable to Toshiba of $21.1 million and $47.0 million in other financing from a Toshiba affiliate. We currently own 60% of Amkor Iwate and Toshiba owns 40% of the outstanding shares, which shares we are required to purchase by January 2004. The share purchase price will be determined based on the historical performance of the joint venture, but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($8.4 million to $33.7 million based on the spot exchange rate at December 31, 2002).

As part of our strategy to sell our investment in ASI and to divest our wafer fabrication services business, we entered into a series of transactions beginning in the second half of 2002:

- In September 2002, we sold 20 million shares of ASI common stock to Dongbu Group for $58.1 million in net cash proceeds and 42 billion Korean Won (approximately $35.4 million at a spot exchange rate as of December 31, 2002) of interest bearing notes from Dongbu Corporation payable in two equal principal payments in September 2003 and February 2004. The Dongbu Group comprises Dongbu Corporation, Dongbu Fire Insurance Co., Ltd. and Dongbu Life Insurance Co., Ltd., all of which are Korean corporations and are collectively referred herein as "Dongbu." Additionally, we divested one million shares of ASI common stock in connection with the payment of certain advisory fees related to this transaction.
- As of February 28, 2003, we sold our wafer fabrication services business to ASI for total consideration of $62 million.
- In separate transactions designed to facilitate a future merger between ASI and Dongbu, (i) we acquired a 10% interest in Acqutek from ASI for $1.9 million; (ii) we acquired the Precision Machine Division ("PMD") of Anam Instruments, a related party to Amkor, for $8 million; and (iii) Anam Instruments, which had been partially owned by ASI, utilized the proceeds from the sale of PMD to us to buy back all of the Anam Instruments shares owned by ASI. Acqutek supplies materials to the semiconductor industry and is publicly traded in Korea. An entity controlled by the family of James Kim, our Chairman and Chief Executive Officer, held a 25% ownership interest in Acqutek at the time of our acquisition of our interest in Acqutek. We have historically purchased and continue to purchase leadframes from Acqutek. PMD supplies sophisticated die mold systems and tooling to the semiconductor industry and historically over 90% of its sales were to Amkor. At the time of our acquisition of PMD, Anam Instruments was owned 20% by ASI and 20% by a family member of James Kim.

As of February 28, 2003, we sold our wafer fabrication services business to ASI. Additionally, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation. In connection with the disposition of our wafer fabrication business, we recorded $1 million in severance and other exit costs to close our wafer fabrication services operations in Boise, Idaho and Lyon, France. The net proceeds from our sale of ASI stock to Dongbu as well as from the sale of our wafer foundry services will be reinvested into our company pursuant to the requirements of our senior note indentures.

At January 1, 2002 Amkor owned 47.7 million shares or 42% of ASI's voting stock. During 2002, we divested 21 million shares of ASI stock and at December 31, 2002 Amkor owned 26.7 million shares of ASI or

21%. On March 24, 2003, we sold an additional 7 million shares of ASI common stock to an investment bank for 24.4 billion Korean won ($19.5 million based on the spot exchange rate as of the transaction date) which approximates the carrying value of those shares. As part of that sale, we purchased a nondeliverable call option for $6.8 million that expires December 2003 and is indexed to ASI's share price with a strike price of $1.97 per share. The net proceeds from the exercise of this option could be less than the current carrying value and could expire unexercised losing our entire investment in the option. As of March 24, 2003, we owned 19.7 million shares of ASI, or 16% of ASI's voting stock. Beginning March 24, 2003, we ceased accounting for our investment in ASI under the equity method of accounting and commenced accounting for our investment as a marketable security that is available for sale. We intend to sell our remaining investment in ASI. The ultimate level of proceeds from the sale of our remaining investment in ASI could be less than the current carrying value.

We believe that our existing cash balances, available credit lines, cash flow from operations and available equipment lease financing will be sufficient to meet our projected capital expenditures, debt service, working capital and other cash requirements for at least the next twelve months. We may require capital sooner than currently expected. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. In addition, the terms of the secured bank facility, senior notes and senior subordinated notes significantly reduce our ability to incur additional debt. Failure to obtain any such required additional financing could have a material adverse effect on our company.

A summary of our contractual commitments as of December 31, 2002 are as follows:

	Year Ending December 31,				
	Total	2003	2004 - 2005	2006 - 2007	After 2008
			(In thousands)		
Total debt, including capital lease obligations	$1,808,713	$71,023	$ 98,863	$937,426	$701,401
Operating lease obligations	101,176	9,865	13,966	14,004	63,341
Total contractual obligations	$1,909,889	$80,888	$112,829	$951,430	$764,742

We have a $100.0 million revolving line of credit through March 2005 of which the entire balance was available as of December 31, 2002. We are required to purchased Toshiba's ownership interest in Amkor Iwate by January 1, 2004 at a purchase price that will be determined based on the historical performance of the joint venture but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($8.4 million to $33.7 million based on the spot exchange rate at December 31, 2002). Additionally, in connection with our acquisition of a semiconductor packaging business from Citizen Watch Co., Ltd. we are required to make additional payments one year from closing for the amount of the deferred purchase price as well as contingent payments. Based on the resolution of the contingency as of January 2003, the total amount of additional payments due in April 2003 is 1.7 billion Japanese yen ($14.3 million based on the spot exchange rate at December 31, 2002). Such amount was accrued as of the acquisition date and is reflected as a liability on our balance sheet as of December 31, 2002. We have committed by January 2004 to purchase for 559.7 million Japanese yen, or $4.7 million at current exchange rates, a tract of land adjacent to the Amkor Iwate facility that is currently being leased. This commitment can be terminated for approximately $1.8 million.

Critical Accounting Policies

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. We have identified the policies below as critical to our business operations and the understanding of our results of operations. A summary of our significant accounting policies used in the preparation of our consolidated financial statements appears in Note 1 of the notes to the consolidated financial statements. Our preparation of this annual report on Form 10-K/A requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition and Risk of Loss. Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. Our company does not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Prior to the sales of our wafer fabrication services business on February 28, 2003, we recorded wafer fabrication services revenues upon shipment of completed wafers. Such policies are consistent with provisions in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Provision for Income Taxes. We operate in and file income tax returns in various U.S. and non-U.S. jurisdictions which are subject to examination by tax authorities. Our tax returns have been examined through 1998 in the Philippines and the U.S., through 1999 in Japan, through 2000 in Taiwan and through 2001 in China. The tax returns for open years in all jurisdictions in which we do business are subject to changes upon examination. We believe that we have estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from examinations related to our transfer pricing and local attribution of income resulting from significant intercompany transactions, including ownership and use of intellectual property, in various U.S. and non-U.S. jurisdictions. Our estimated tax liability is subject to change as examinations of specific tax years are completed in the respective jurisdictions. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition or results of operations, nor do we expect that examinations to be completed in the near term would have a material effect. As of December 31, 2002 and 2001, the accrual for current taxes and estimated additional taxes was $48.8 million and $53.4 million, respectively. In addition, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates in the future.

Additionally, we record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. During 2002, we recorded a $138.2 million charge to establish a valuation allowance against our deferred tax assets consisting primarily of U.S. and Taiwanese net operating loss carryforwards and tax credits. In connection with our divestiture in 2002 of 21 million shares of ASI common stock, we realized a capital loss of approximately $117.0 million and recognized a U.S. tax benefit of $44.5 million for which we provided a full valuation allowance because we did not have any offsetting capital gains. The total change in the valuation allowance against our deferred tax assets was $182.7 million in 2002. Generally accepted accounting principles require companies to weigh both positive and negative evidence in determining the need for a valuation allowance. In light of our three years of cumulative losses, an unprecedented industry downturn and continued poor visibility of customer demand, we determined in the fourth quarter that a valuation allowance representing substantially all of our deferred tax assets was appropriate. These negative factors outweighed our forecasted future profitability and expectation that we will be able to utilize our net operating loss carryforwards. We will resume the recognition of deferred tax assets when we return to profitability. Additionally, until we utilize our net operating loss carryforwards, the income tax provision will reflect modest levels of foreign taxation. In December 2002, we utilized $33.3 million of U.S. net operating losses by carrying back such amounts to offset U.S. reported taxable income in prior years. At December 31, 2002, our company has remaining U.S. net operating losses available to be carried forward totaling $375.5 million expiring between 2021 and 2022. Additionally, at December 31, 2002, our company had non-U.S. net operating losses available to be carried forward totaling $61.2 million expiring between 2003 and 2012.

Valuation of Long-Lived Assets. We assess the carrying value of long-lived assets which includes property, plant and equipment, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the asset;

- significant negative industry or economic trends; and
- our market capitalization relative to net book value.

Upon the existence of one or more of the above indicators of impairment, we would test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Although significant recovery was noted in most of our company's packaging services during the second quarter of 2002, our test services assets and several packaging services assets remained at low utilization rates relative to our projections, and are no longer expected to reach previously anticipated utilization levels. In addition, during the second quarter of 2002, we experienced a significant decline in our market capitalization. These events triggered an impairment review in accordance with SFAS No. 144. This review included a company-wide evaluation of underutilized assets that could be sold and a detailed update of our operating and cash flow projections. As a result of this analysis, we identified $19.8 million of test and packaging fixed assets to be disposed. We recognized an $18.7 million impairment charge to reduce the carrying value of the test and packaging fixed assets to be disposed to their fair value less cost to sell. Fair value of the assets to be disposed was determined with the assistance of an appraisal firm and available information on the resale value of the equipment. Additionally, we tested for impairment our long-lived test assets that are held and used, including intangible assets that we are amortizing, and certain packaging fixed assets that are held and used. For the test and packaging assets that are held and used, we recognized, in 2002, a $171.6 million impairment charge to reduce the carrying value of those assets to fair value. An appraisal firm was engaged to assist in the determination of the fair value of the assets held for use. The determination of fair value was based on projected cash flows discounted at a rate commensurate with the risk involved.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we ceased amortization of goodwill. In lieu of amortization, we were required to perform an initial impairment review of our goodwill as of January 1, 2002 and then on an annual basis or between annual tests in certain circumstances including a significant adverse change in the business climate and testing for recoverability of long-lived assets. Based on the comparison of the fair value of the reporting units with their respective carrying values each as of January 1, 2002, we concluded that goodwill associated with our packaging and test services reporting units was not impaired as of adoption. Since we tested our long-lived assets for recoverability as of June 30, 2002, we retested goodwill for impairment as of June 30, 2002, and concluded that the carrying value of the assets and liabilities associated with the test services reporting unit exceeded its fair value. As of June 30, 2002, we recognized a $73.1 million goodwill impairment charge. Such impairment charge was measured by comparing the implied fair value of the goodwill associated with the test services reporting unit to its carrying value. An appraisal firm was engaged to assist in the determination of the fair value of our reporting units. The determination of fair value was based on projected cash flows discounted at a rate commensurate with the risk involved.

Depreciation accounting requires estimation of the useful lives of the assets to be depreciated as well as adoption of a method of depreciation. We have historically calculated depreciation using the straight-line method over the estimated useful lives of the depreciable assets. We have historically estimated the useful lives of our machinery and equipment to be three to five years, with the substantial majority of our packaging assets having estimated useful lives of four years. Effective with the fourth quarter of 2002, we changed the estimated useful lives of certain of our packaging equipment from four years to seven years for depreciation purposes, which is in line with our historical usage and consistent with other companies in our industry. We did not extend the useful lives of the packaging equipment associated with the second quarter impairment charge based on our expected use of that equipment and the associated cash flows. This change reduced depreciation expense by approximately $17 million per quarter. Our decision to change the estimated useful lives of such packaging equipment was based on the following:

- historical experience;
- expected future cash flows;

- prevailing industry practice;
- consultations with an independent appraisal firm; and
- consultations with equipment manufacturers.

We believe that our principal competitors depreciate their packaging assets over periods of six to eight years. The change of the estimated useful lives is considered a change in estimate and was accounted for prospectively beginning with the fourth quarter of 2002.

Evaluation of Equity Investments. We evaluate our investments for impairment due to declines in market value that are considered other than temporary. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the unrealized loss, and a new cost basis in the investment is established. The stock prices of semiconductor companies' stocks, including ASI and its competitors, have experienced significant volatility during the past several years. The weakness in the semiconductor industry has affected the demand for the wafer output from ASI's foundry and the market value of ASI's stock as traded on the Korea Stock Exchange. During 2002, we recorded impairment charges totaling $172.5 million to reduce the carrying value of our investment in ASI to ASI's market value. Additionally during 2002, we recorded a loss of $1.8 million on the disposition of a portion of our interest in ASI to Dongbu. At January 1, 2002 Amkor owned 47.7 million shares or 42% of ASI's voting stock. During 2002, we divested 21 million shares of ASI stock and at December 31, 2002 Amkor owned 26.7 million shares of ASI or 21%. On March 24, 2003, we sold an additional 7 million shares of ASI common stock to an investment bank for 24.4 billion Korean won ($19.5 million based on the spot exchange rate as of the transaction date) which approximates the carrying value of those shares. As part of that sale, we purchased a nondeliverable call option for $6.8 million that expires December 2003 and is indexed to ASI's share price with a strike price of $1.97 per share. The net proceeds from the exercise of the option could be less than the current carrying value and could expire unexercised losing our entire investment in the option. As of March 24, 2003, we owned 19.7 million shares of ASI, or 16% of ASI's voting stock. Beginning March 24, 2003, we ceased accounting for our investment in ASI under the equity method of accounting and commenced accounting for our investment as a marketable security that is available for sale. We intend to sell our remaining investment in ASI. The ultimate level of proceeds from the sale of our remaining investment in ASI could be less than the current carrying value.

Valuation of Inventory. In general we order raw materials based on customers' forecasted demand and we do not maintain any finished goods inventory. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendors require that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or be able to use the inventory in production and accordingly if we believe that it is probable that we will not be able to recover such costs we adjust our reserve estimate. Additionally, our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Market Risk Sensitivity

Our company is exposed to market risks, primarily related to foreign currency and interest rate fluctuations. In the normal course of business, we employ established policies and procedures to manage the exposure to fluctuations in foreign currency values and changes in interest rates.

Foreign Currency Risks

Our company's primary exposures to foreign currency fluctuations are associated with transactions and related assets and liabilities denominated in Philippine pesos, Korean won, Japanese yen, Taiwanese dollar and Chinese yuan. The objective in managing these foreign currency exposures is to minimize the risk through minimizing the level of activity and financial instruments denominated in those currencies. Our use of derivative instruments including forward exchange contracts has been insignificant throughout 2002 and 2001 and it is expected our use of derivative instruments will continue to be minimal.

The peso-based financial instruments primarily consist of cash, non-trade receivables, deferred tax assets and liabilities, non-trade payables, accrued payroll, taxes and other expenses. Based on the portfolio of peso-based assets and liabilities at December 31, 2002 and 2001, a 20% increase in the Philippine peso to U.S. dollar spot exchange rate as of the balance sheet dates would result in a decrease of approximately $0.5 million and $3.9 million, respectively, in peso-based net assets.

The won-based financial instruments primarily consist of cash, non-trade receivables, non-trade payables, accrued payroll, taxes and other expenses. Based on the portfolio of won-based assets and liabilities at December 31, 2002 and 2001, a 20% increase in the Korean won to U.S. dollar spot exchange rate as of the balance sheet dates would result in a decrease of approximately $10.3 million and $3.8 million, respectively, in won-based net assets.

The Taiwanese dollar-based financial instruments primarily consist of cash, non-trade receivables, deferred tax assets and liabilities, non-trade payables, accrued payroll, taxes, debt and other expenses. Based on the portfolio of Taiwanese dollar-based assets and liabilities at December 31, 2002 and 2001, a 20% increase in the Taiwanese dollar to U.S. dollar spot exchange rate as of the balance sheet dates would result in a decrease of approximately $1.8 million and $1.9 million, respectively, in Taiwanese dollar-based net assets.

The yuan-based financial instruments primarily consist of cash, non-trade receivables, deferred tax assets and liabilities, non-trade payables, accrued payroll, taxes and other expenses. Based on the portfolio of yuan-based assets and liabilities at December 31, 2002 and 2001, a 20% increase in the Chinese yuan to U.S. dollar spot exchange rate as of the balance sheet dates would result in a decrease of approximately $1.0 million and $0.7 million, respectively, in yuan-based net assets.

The yen-based financial instruments primarily consist of cash, non-trade receivables, deferred tax assets and liabilities, non-trade payables, accrued payroll, taxes, debt and other expenses. Our exposure to the yen is principally as a result of our 2001 acquisition of Amkor Iwate Corporation and our 2002 acquisition of a semiconductor packaging business of Citizen Watch Co., Ltd. Based on the portfolio of yen-based assets and liabilities at December 31, 2002 and 2001, a 20% decrease in the Japanese yen to U.S. dollar spot exchange rate as of the balance sheet date would result in an increase of approximately $15.5 million and $15.6 million, respectively, in yen-based net liabilities.

Interest Rate Risks

Our company has interest rate risk with respect to our long-term debt. As of December 31, 2002, we had a total of $1,808.7 million of debt of which 91% was fixed rate debt and 9% was variable rate debt. Our variable rate debt principally consisted of short-term borrowings and amounts outstanding under our secured bank facilities that included term loans and a $100.0 million revolving line of credit of which no amounts were drawn as of December 31, 2002. The fixed rate debt consisted of senior notes, senior subordinated notes, convertible subordinated notes and foreign debt. As of December 31, 2001, we had a total of $1,826.3 million of debt of which 91% was fixed rate debt and 9% was variable rate debt. Changes in interest rates have different impacts on our fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the fair value of the instrument but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the fair value of the instrument. The fair value of the convertible subordinated notes is also impacted by the market price of our common stock.

The table below presents the interest rates, maturities and fair value of our fixed and variable rate debt as of December 31, 2002.

	Year Ending December 31,							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Long-term debt:								
Fixed rate debt	$15,426	$ 1,072	$ 310	$675,000	$258,750	$700,000	$1,650,558	$1,234,146
Average interest rate	4.0%	4.0%	4.0%	8.0%	5.0%	9.6%	8.2%	
Variable rate debt	$55,597	$55,367	$42,114	$ 2,877	$ 799	$ 1,401	$ 158,155	$ 158,155
Average interest rate	2.6%	5.4%	5.4%	4.1%	3.2%	3.2%	4.4%	

Equity Price Risks

Our outstanding 5.75% convertible subordinated notes due 2006 and 5% convertible subordinated notes due 2007 are convertible into common stock at $35.00 per share and $57.34 per share, respectively. We intend to repay our convertible subordinated notes upon maturity, unless converted. If investors were to decide to convert their notes to common stock, our future earnings would benefit from a reduction in interest expense and our common stock outstanding would be increased. If we paid a premium to induce such conversion, our earnings could include an additional charge.

RISK FACTORS THAT MAY AFFECT FUTURE OPERATING PERFORMANCE

The following section discloses the known material risks facing our company. Additional risks and uncertainties that are presently unknown to us or that we currently deem immaterial may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially adversely affected.

Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries, and Industry Downturns Harm Our Performance.

Our business is tied to market conditions in the semiconductor industry, which is highly cyclical. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging and test services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as the personal computer and telecommunication devices industries, could have a material adverse effect on our business. Although we experienced significant recovery in most of our company's packaging services during 2002, there continues to be significant uncertainty throughout the industry related to market demand which is hindering visibility throughout the supply chain. That lack of visibility makes it difficult to forecast whether the recovery we are experiencing will be sustained. If industry conditions do not continue to improve, we could continue to sustain significant losses which could materially impact our business including our liquidity.

Fluctuations in Operating Results — Our Operating Results May Vary Significantly as a Result of Factors That We Cannot Control.

Our operating results have varied significantly from period to period. Many factors could materially and adversely affect our revenues, gross profit and operating income, or lead to significant variability of quarterly or annual operating results.

These factors include, among others:

- evolutions in the life cycles of our customers' products,
- changes in our capacity utilization,
- the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors,
- the short-term nature of our customers'' commitments, timing and volume of orders relative to our production capacity,
- rescheduling and cancellation of large orders,
- erosion of packaging selling prices,
- changes in costs, availability and delivery times of raw materials and components and changes in costs and availability of labor,
- fluctuations in manufacturing yields,
- changes in semiconductor package mix,
- timing of expenditures in anticipation of future orders,
- availability and cost of financing for expansion,

- ability to develop and implement new technologies on a timely basis,
- competitive factors,
- changes in effective tax rates,
- loss of key personnel or the shortage of available skilled workers,
- international political, economic or terrorist events,
- currency and interest rate fluctuations,
- environmental events, and
- intellectual property transactions and disputes.

Declining Average Selling Prices — The Semiconductor Industry Places Downward Pressure on the Prices of Our Products.

Prices for packaging and test services and wafer fabrication services have declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. Average selling prices for 2002 declined 16% as compared to average selling prices in 2001. Average selling prices for 2001 declined 14% as compared to average selling prices in 2000. These declines in average selling prices significantly impacted our gross margins in 2002 and 2001. We expect that average selling prices for our packaging and test services will continue to decline in the future. If our semiconductor package mix does not shift to new technologies with higher prices or we cannot reduce the cost of our packaging and test services to offset a decline in average selling prices, our future operating results will suffer.

High Leverage and Restrictive Covenants — Our Substantial Indebtedness Could Materially Restrict Our Operations and Adversely Affect Our Financial Condition.

We now have, and for the foreseeable future will have, a significant amount of indebtedness. As of December 31, 2002, total debt was $1,808.7 million. We have a $100.0 million revolving line of credit of which no amounts were drawn as of December 31, 2002. In addition, despite current debt levels, the terms of the indentures governing our indebtedness may limit our ability to increase our indebtedness, but they do not prohibit us or our subsidiaries from incurring substantially more debt. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

In June 2002 and September 2002 we amended our existing bank debt covenants to provide further flexibility with respect to capital expenditures, investment restrictions and other financial covenants measured in part by our liquidity and earnings. As part of the September 2002 amendment, lenders under our senior secured credit facility agreed to extend the existing financial covenant framework through December 31, 2003. Our senior secured debt encompasses a $97.1 million term loan and the unused revolving line of credit. The term loan maintained its scheduled amortization of $0.25 million per quarter through September 2003 and then approximately $12 million per quarter beginning in December 2003 through September 2005. The bank debt facility will revert to its original covenant structure in January 2004. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under one or more of our debt instruments, if not cured or waived, could have a material adverse effect on us. Our credit and debt ratings were lowered in August 2002, and accordingly, it may be difficult for us to secure additional financing, if we need it, on satisfactory terms or at all. Our substantial indebtedness could:

- increase our vulnerability to general adverse economic and industry conditions;

- limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;
- require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;
- limit our flexibility to react to changes in our business and the industry in which we operate;
- place us at a competitive disadvantage to any of our competitors that have less debt; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

Relationship With ASI — Our Financial Performance Can Be Adversely Affected By ASI's Financial Performance

We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. ("ASI"). We derived 92.8%, 79.4% and 80.7% of our wafer fabrication services revenues for 2002, 2001 and 2000, respectively, from Texas Instruments pursuant to a manufacturing and purchase agreement between our company, ASI and Texas Instruments. On February 28, 2003, we sold our wafer fabrication services business to ASI. Additionally, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation. In connection with the disposition of our wafer fabrication business, we recorded, during the first quarter of 2003, $1.0 million in severance and other exit costs to close our wafer fabrication services operations in Boise, Idaho and Lyon, France. Also in the first quarter of 2003, we recognized a pre-tax net gain on the disposition of our wafer fabrication services business of $58.6 million. The carrying value of the disposed net assets associated with the business as of February 28, 2003 was 2.4 million. In addition, pursuant to the agreements between Amkor and Dongbu, (1) Amkor and Dongbu agreed to use reasonable best efforts to cause Dongbu Electronics and ASI to be merged together as soon as practicable, (2) Amkor and Dongbu agreed to cause ASI to use the proceeds ASI received from its sale of stock to Dongbu to purchase shares in Dongbu Electronics and (3) Amkor and Dongbu agreed to use their best efforts to provide releases and indemnifications to the chairman, directors and officers of ASI, either past or incumbent, from any and all liabilities arising out of the performance of their duties at ASI between January 1, 1995 and December 31, 2001. The last provision would provide a release and indemnification for James Kim, our CEO and Chairman, and members of his family. We are not aware of any claims or other liabilities which these individuals would be released from or for which they would receive indemnification.

At January 1, 2002 Amkor owned 47.7 million shares or 42% of ASI"s voting stock. During 2002, we divested 21 million shares of ASI stock and at December 31, 2002 Amkor owned 26.7 million shares of ASI or 21%. On March 24, 2003, we sold an additional 7 million shares of ASI common stock to an investment bank for 24.4 billion Korean won ($19.5 million based on the spot exchange rate as of the transaction date) which approximates the carrying value of those shares. As part of that sale, we purchased a nondeliverable call option for $6.8 million that expires December 2003 and is indexed to ASI"s share price with a strike price of $1.97 per share. The net proceeds from the exercise of the option could be less than the current carrying value and could expire unexercised losing our entire investment in the option. As of March 24, 2003, we owned 19.7 million shares of ASI, or 16% of ASI"s voting stock. Beginning March 24, 2003, we ceased accounting for our investment in ASI under the equity method of accounting and commenced accounting for our investment as a marketable security that is available for sale. We intend to sell our remaining investment in ASI. The ultimate level of proceeds from the sale of our remaining investment in ASI could be less than the current carrying value.

Absence of Backlog — We May Not Be Able to Adjust Costs Quickly If Our Customers' Demand Falls Suddenly.

Our packaging and test business does not typically operate with any material backlog. We expect that in the future our quarterly net revenues from packaging and test will continue to be substantially dependent upon our customers' demand in that quarter. None of our customers have committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period. In addition, our customers could reduce, cancel or delay their purchases of packaging and test services. Because a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for any revenue shortfall.

Risks Associated With International Operations — We Depend on Our Factories in the Philippines, Korea, Japan, Taiwan and China. Many of Our Customers' and Vendors' Operations Are Also Located Outside of the U.S.

We provide packaging and test services through our factories located in the Philippines, Korea, Japan, Taiwan and China. Moreover, many of our customers' and vendors" operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:

- regulatory limitations imposed by foreign governments;
- fluctuations in currency exchange rates;
- political, military and terrorist risks;
- disruptions or delays in shipments caused by customs brokers or government agencies;
- unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- difficulties in staffing and managing foreign operations; and
- potentially adverse tax consequences resulting from changes in tax laws.

Difficulties Integrating Acquisitions — We Face Challenges as We Integrate New and Diverse Operations and Try to Attract Qualified Employees to Support Our Geographic Expansion.

As a result of our geographic expansion we have experienced, and may continue to experience, growth in the scope and complexity of our operations. This growth has strained our managerial, financial, manufacturing and other resources. Future acquisitions and expansions may result in inefficiencies as we integrate new operations and manage geographically diverse operations.

Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom would be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel. We cannot assure you that we will continue to be successful in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

Dependence on Materials and Equipment Suppliers — Our Business May Suffer If the Cost or Supply of Materials or Equipment Changes Adversely.

We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes and laminate substrates, from a limited group of suppliers. Furthermore, we purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. Our business may be harmed if we cannot obtain materials and other supplies from our vendors: (1) in a timely manner, (2) in sufficient quantities, (3) in acceptable quality or (4) at competitive prices.

Rapid Technological Change — Our Business Will Suffer If We Cannot Keep Up With Technological Advances in Our Industry.

The complexity and breadth of semiconductor packaging and test services are rapidly changing. As a result, we expect that we will need to offer more advanced package designs in order to respond to competitive industry conditions and customer requirements. Our success depends upon the ability of our company to develop and implement new manufacturing processes and package design technologies. The need to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types that could adversely affect our ability to meet customer orders.

Technological advances also typically lead to rapid and significant price erosion and may make our existing products less competitive or our existing inventories obsolete. If we cannot achieve advances in package design or obtain access to advanced package designs developed by others, our business could suffer.

Competition — We Compete Against Established Competitors in the Packaging and Test Business.

The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are current or potential customers of our company. On a larger scale, we also compete with the internal semiconductor packaging and test capabilities of many of our customers.

Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.

The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign manufacturing facilities, we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the United States, as well as international environmental regulations, impose various controls on the storage, handling, discharge and disposal of chemicals used in our manufacturing processes and on the factories we occupy.

Increasingly, public attention has focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. In the future, applicable land use and environmental regulations may: (1) impose upon us the need for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations, (3) subject us to liability or (4) cause us to curtail our operations.

Protection of Intellectual Property — We May Become Involved in Intellectual Property Litigation.

As of March 20, 2003, we held 224 U.S. patents and had 209 pending patents. In addition to the U.S. patents, we held 637 patents in foreign jurisdictions. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

We may need to enforce our patents or other intellectual property rights or to defend our company against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. The semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes a valid claim against us, we could be required to:

- discontinue the use of certain processes;
- cease the manufacture, use, import and sale of infringing products;
- pay substantial damages;
- develop non-infringing technologies; or
- acquire licenses to the technology we had allegedly infringed.

If we fail to obtain necessary licenses or if we face litigation relating to patent infringement or other intellectual property matters, our business could suffer.

Continued Control By Existing Stockholders — Mr. James Kim and Members of His Family Can Substantially Control the Outcome of All Matters Requiring Stockholder Approval.

As of February 28, 2003, Mr. James Kim and members of his family beneficially owned approximately 44.3% of our outstanding common stock. Mr. James Kim's family, acting together, will substantially control all matters submitted for approval by our stockholders. These matters could include:

- the election of all of the members of our board of directors;
- proxy contests;
- mergers involving our company;
- tender offers; and
- open market purchase programs or other purchases of our common stock.

Stock Price Volatility

The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

- actual or anticipated quarter-to-quarter variations in operating results;
- announcements of technological innovations or new products and services by Amkor or our competitors;
- general conditions in the semiconductor industry;
- changes in earnings estimates or recommendations by analysts; and
- other events or factors, many of which are out of our control.

In addition, the stock market in general, and the Nasdaq National Market and the markets for technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities of companies like ours for reasons that have often been unrelated or disproportionate to such companies" operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

Item 7a. ***Quantitative and Qualitative Disclosures About Market Risk***

For a discussion of information regarding quantitative and qualitative disclosures about market risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk Sensitivity."

Item 8. ***Financial Statements and Supplementary Data***

We present the information required by Item 8 of Form 10-K/A here in the following order:

In addition, pursuant to General Instruction G(1) of Form 10-K and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, as amended, the following financial information of Anam Semiconductor, Inc. required to be included in this Report by Rule 3-09 of Regulation S-X is incorporated by reference from our Report on 8-K filed on March 27, 2003.

Reports of Independent Accountants
Consolidated Balance Sheets — December 31, 2002 and 2001
Consolidated Statements of Operations — Years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Stockholders' Equity (Deficit) — Years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows — Years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amkor Technology, Inc.:

In our opinion, based on our audits and the report of another auditor, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Amkor Technology, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Amkor Technology Philippines, Inc. (formerly Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc.) a wholly owned subsidiary, referred to herein as ATP, which combined financial statements reflect total assets of 14% and 17% and operating expenses of 14%, 18% and 17% of the related consolidated totals as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002. The combined financial statements of ATP as of December 31, 2002 and for the year ended December 31, 2002 were audited by another auditor whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ATP, is based solely on the report of the other auditor. The financial statements of ATP as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated March 19, 2002. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

As discussed in Note 4 and Note 5, the Company adopted Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles" and No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

January 29, 2003, except for the information in Note 8 describing the sale of the Company's investment in ASI for which the date is March 24, 2003 and the information in Note 2 for which the date is May 9, 2003

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Net revenues	$1,406,178	$1,336,674	$2,009,701
Cost of revenues	1,310,563	1,284,423	1,442,320
Gross profit	95,615	52,251	567,381
Operating expenses:			
Selling, general and administrative	179,888	191,136	179,143
Research and development	31,189	38,786	26,057
Loss on disposal of fixed assets, net	2,496	14,515	1,355
Amortization of goodwill and other acquired intangibles	6,992	84,962	63,080
Special charges	291,970	—	—
Total operating expenses	512,535	329,399	269,635
Operating income (loss)	(416,920)	(277,148)	297,746
Other (income) expense:			
Interest expense, net	147,497	164,064	119,840
Foreign currency loss	906	872	4,812
Other income, net	(1,014)	(3,586)	(60)
Total other expense	147,389	161,350	124,592
Income (loss) before income taxes, equity investment losses, minority interest and discontinued operations	(564,309)	(438,498)	173,154
Equity investment losses (see Note 8)	(208,165)	(100,706)	(20,991)
Minority interest expense	(1,932)	(1,896)	—
Income (loss) from continuing operations before income taxes	(774,406)	(541,100)	152,163
Income tax expense (benefit)	60,683	(84,613)	14,362
Income (loss) from continuing operations	(835,089)	(456,487)	137,801
Income from discontinued operations, net of tax (see Note 2)	8,330	5,626	16,352
Net income (loss)	$ (826,759)	$ (450,861)	$ 154,153
Per Share Data:			
Basic income (loss) per common share:			
from continuing operations	$ (5.09)	$ (2.91)	$ 0.95
from discontinued operations	0.05	0.04	0.11
Net income (loss) per common share	$ (5.04)	$ (2.87)	$ 1.06
Diluted income (loss) per common share:			
from continuing operations	$ (5.09)	$ (2.91)	$ 0.91
from discontinued operations	0.05	0.04	0.11
Net income (loss) per common share	$ (5.04)	$ (2.87)	$ 1.02
Shares used in computing per share data:			
Basic	164,124	157,111	145,806
Diluted	164,124	157,111	153,223

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 311,249	$ 200,057
Accounts receivable:		
Trade, net of allowance for doubtful accounts of $7,122 and $6,842	234,056	189,660
Due from affiliates	298	871
Other	8,234	8,953
Inventories	72,121	73,784
Other current assets	48,661	37,106
Total current assets	674,619	510,431
Property, plant and equipment, net	966,338	1,387,619
Investments	83,235	382,951
Other assets:		
Due from affiliates	20,852	20,518
Goodwill	628,099	659,130
Acquired intangibles	45,033	37,050
Other	114,178	197,186
Assets of discontinued operations (see Note 2)	25,630	28,433
	833,792	942,317
Total assets	$2,557,984	$3,223,318
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Bank overdraft	$ 4,633	$ 5,116
Short-term borrowings and current portion of long-term debt	71,023	54,815
Trade accounts payable	180,999	148,923
Due to affiliates	70,243	16,936
Accrued expenses	184,223	145,544
Total current liabilities	511,121	371,334
Long-term debt	1,737,690	1,771,453
Other noncurrent liabilities	67,661	64,077
Total liabilities	2,316,472	2,206,864
Commitments and contingencies		
Minority interest	10,145	7,737
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000 shares authorized designated Series A, none issued	—	—
Common stock, $0.001 par value, 500,000 shares authorized, issued and outstanding of 165,156 in 2002 and 161,782 in 2001	166	162
Additional paid-in capital	1,170,227	1,123,541
Accumulated deficit	(933,734)	(106,975)
Receivable from stockholder	(2,887)	(3,276)
Accumulated other comprehensive loss	(2,405)	(4,735)
Total stockholders' equity	231,367	1,008,717
Total liabilities and stockholders' equity	$2,557,984	$3,223,318

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-In Capital	Accumulated Deficit	Receivable From Stockholder	Accumulated Other Comprehensive Loss	Total	Comprehensive Income (Loss)
	Shares	Amount						
					(In thousands)			
Balance at December 31, 1999	130,660	$131	$ 551,964	$ 189,733	$(3,276)	$ (811)	$ 737,741	
Net income	—	—	—	154,153	—	—	154,153	$ 154,153
Unrealized losses on investments, net of tax	—	—	—	—	—	(143)	(143)	(143)
Comprehensive income								$ 154,010
Issuance of 20.5 million common stock shares and 3.9 million common stock warrants	20,500	21	409,980	—	—	—	410,001	
Issuance of stock through employee stock purchase plan and stock options	710	—	9,622	—	—	—	9,622	
Debt conversion	248	—	3,460	—	—	—	3,460	
Balance at December 31, 2000	152,118	152	975,026	343,886	(3,276)	(954)	1,314,834	
Net loss	—	—	—	(450,861)	—	—	(450,861)	$(450,861)
Unrealized losses on investments, net of tax	—	—	—	—	—	(103)	(103)	(103)
Cumulative translation adjustment	—	—	—	—	—	(3,678)	(3,678)	(3,678)
Comprehensive loss								$(454,642)
Issuance of stock for acquisitions	4,948	5	87,869	—	—	—	87,874	
Issuance of stock through employee stock purchase plan and stock options	1,000	1	11,698	—	—	—	11,699	
Debt conversion	3,716	4	48,948	—	—	—	48,952	
Balance at December 31, 2001	161,782	162	1,123,541	(106,975)	(3,276)	(4,735)	1,008,717	
Net loss	—	—	—	(826,759)	—	—	(826,759)	$(826,759)
Unrealized loss on investments, net of tax	—	—	—	—	—	(1,224)	(1,224)	(1,224)
Cumulative translation adjustment	—	—	—	—	—	3,554	3,554	3,554
Comprehensive loss								$(824,429)
Issuance of stock for acquisitions	1,827	2	35,200	—	—	—	35,202	
Issuance of stock through employee stock purchase plan and stock options	1,547	2	11,486	—	—	—	11,488	
Payment received from stockholder	—	—	—	—	389	—	389	
Balance at December 31, 2002	165,156	$166	$1,170,227	$(933,734)	$(2,887)	$(2,405)	$ 231,367	

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Cash flows from continuing operating activities:			
Income (loss) from continuing operations	$(835,089)	$(456,487)	$ 137,801
Adjustments to reconcile income (loss) from continuing operations to net cash by operating activities —			
Depreciation and amortization	323,265	440,591	323,811
Amortization of deferred debt issuance costs	8,251	22,321	7,013
Debt conversion expense	—	—	272
Provision for accounts receivable	500	4,000	(17)
Provision for excess and obsolete inventory	5,841	17,869	10,000
Deferred income taxes	72,719	(85,022)	(8,255)
Equity in loss of investees	33,865	100,706	20,991
Loss on impairment of equity investment	172,533	—	—
Loss on disposition of equity investment	1,767	—	—
Loss on disposal of fixed assets, net	2,496	14,515	1,355
Asset impairment charges and facility closure costs	284,602	3,600	—
Minority interest	1,932	1,896	—
Changes in assets and liabilities excluding effects of acquisitions —			
Accounts receivable	(39,328)	84,641	(62,556)
Repurchase of accounts receivable and settlement of security agreement	—	—	(71,500)
Other receivables	719	(2,488)	2,884
Inventories	218	31,372	(23,871)
Due to/from affiliates, net	529	(2,447)	(17,616)
Other current assets	(2,210)	6,034	(18,047)
Other non-current assets	19,433	(214)	(17,612)
Accounts payable	28,313	(23,808)	15,682
Accrued expenses	24,394	(24,126)	40,238
Other long-term liabilities	8,425	8,011	7,108
Net cash provided by operating activities	113,175	140,964	347,681
Cash flows from continuing investing activities:			
Purchases of property, plant and equipment	(95,104)	(158,595)	(478,950)
Acquisitions, net of cash acquired	(18,459)	(11,057)	(17,602)
Acquisitions of K1, K2 and K3 and K4, net of cash acquired	—	—	(927,290)
Investment in ASI	—	—	(459,000)
Proceeds from the sale of property, plant and equipment	2,870	1,863	2,823
Proceeds from disposition of equity investment	58,139	—	—
Proceeds from the sale (purchase) of investments	(2,011)	(321)	136,879
Net cash used in investing activities	(54,565)	(168,110)	(1,743,140)
Cash flows from continuing financing activities:			
Net change in bank overdrafts and short-term borrowings	6,860	15,067	5,975
Net proceeds from issuance of long-term debt	—	750,486	1,027,479
Payments of long-term debt	(30,119)	(662,565)	(87,166)
Net proceeds from the issuance of 20.5 million common shares	—	—	410,001
Proceeds from issuance of stock through employee stock purchase plan and stock options	11,488	11,698	9,622
Payment received from stockholder	389	—	—
Net cash provided by (used in) financing activities	(11,382)	114,686	1,365,911
Effect of exchange rate fluctuations on cash and cash equivalents related to continuing operations	1,333	(397)	—
Cash flows from discontinued operations:			
Net cash provided by operating activities	63,302	19,502	26,144
Net cash used in investing activities	—	(105)	(1,124)
Net cash used in financing activities	(671)	—	—
Net cash provided by discontinued operations	62,631	19,397	25,020
Net increase (decrease) in cash and cash equivalents	111,192	106,540	(4,528)
Cash and cash equivalents, beginning of period	200,057	93,517	98,045
Cash and cash equivalents, end of period	$ 311,249	$ 200,057	$ 93,517
Supplemental disclosures of cash flow information:			
Cash paid (received) during the period for:			
Interest	$ 142,299	$ 144,345	$ 111,429
Income taxes	$ (845)	$ (642)	$ 18,092

The accompanying notes are in integral part of these financial statements

AMKOR TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Amkor Technology, Inc. and its subsidiaries. The consolidated financial statements reflect the elimination of all significant intercompany accounts and transactions. The investments in and the operating results of 20% to 50% owned companies are included in the consolidated financial statements using the equity method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain previously reported amounts have been reclassified to conform with the current presentation.

Foreign Currency Translation

The U.S. dollar is the functional currency of the majority of our subsidiaries in Korea and the Philippines, and the foreign currency asset and liability amounts at these subsidiaries are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary items which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in other income (expense) in the period in which they occur.

The local currency is the functional currency of our subsidiaries in Japan, Taiwan and China, and the asset and liability amounts of these subsidiaries are translated into U.S. dollars at end-of-period exchange rates. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in the stockholders' equity section of the balance sheets. Assets and liabilities denominated in currency other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in other income (expense) in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Concentrations and Credit Risk

Financial instruments, for which we are subject to credit risk, consist principally of accounts receivable, cash and cash equivalents, short-term investments and marketable securities. With respect to accounts receivable, we mitigate our credit risk by selling primarily to well established companies, performing ongoing credit evaluations and making frequent contact with customers. We have historically mitigated our credit risk with respect to cash and cash equivalents, as well as short-term investments, through diversification of our holdings into various money market accounts, U.S. treasury bonds, federal mortgage backed securities, high grade municipal bonds, commercial paper and preferred stocks.

Risks and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, the continuing negative impacts of the unprecedented industry downturn beginning in 2001, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, uncertainty as to the demand from our customers over both the long- and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, the absence of significant backlog in our business, fluctuations in manufacturing yields, the availability of financing, our competition, our dependence on international operations and sales, our dependence on raw material and equipment suppliers, exchange rate fluctuations, our dependence on key personnel, difficulties integrating acquisitions, the enforcement of intellectual property rights by or against us, our need to comply with existing and future environmental regulations, the results of Anam Semiconductor, Inc. (ASI) as it impacts our financial results and political and economic uncertainty resulting from terrorist activities.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by using a moving average method. In general, we order raw materials based on the customers' forecasted demand and we do not maintain any finished goods inventory. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendor requires that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or being able to use the inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Accelerated methods are used for tax purposes. Depreciable lives follow:

Buildings and improvements	10 to 30 years
Machinery and equipment	3 to 7 years
Furniture, fixtures and other equipment	3 to 10 years

Effective with the fourth quarter of 2002, we changed the estimated useful lives of certain of our packaging equipment from four years to seven years for depreciation purposes, which is in line with our historical usage. This change decreased our 2002 net loss by approximately $16.7 million, or $0.10 per share. There was no offsetting impact to our tax provision related to the change in useful lives because of our consolidated net losses for 2002 and our recognition of a valuation allowance against the associated net operating loss carryforwards (see Note 18).

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $317.6 million, $356.7 million and $262.0 million for 2002, 2001 and 2000, respectively.

Goodwill and Acquired Intangibles

Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 5). The standard requires that goodwill and indefinite-lived intangible assets no longer be amortized. In addition, goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests are performed more frequently if warranted. Impairment losses are recorded when the carrying amount of goodwill exceeds its implied fair value. Such impairment losses are recorded as a part of income from continuing operations.

Definite-lived intangible assets include acquired patents and technology rights and are amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from 5 to 10 years. We continually evaluate the reasonableness of the useful lives of these assets. The unamortized balances recorded for acquired intangibles are evaluated periodically for potential impairment. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value. Such impairment losses are recorded as a part of income from continuing operations.

Other Noncurrent Assets

Other noncurrent assets consist principally of a note receivable which is related to our sale of ASI stock to Dongbu (see Note 8), deferred debt issuance costs, security deposits, the cash surrender value of life insurance policies, deferred income taxes and tax credits. As discussed in Note 18, significant tax valuation allowances related to our deferred tax assets were recorded during 2002.

Due from and to affiliates

Due from affiliates primarily relates to advances made to a Philippine realty corporation in which we own 40%. Such investment is accounted for under the equity method of accounting. Given the foreign ownership restrictions in the Philippines, the affiliated entity owns the land on which our Philippine factories are located. The affiliated entity has no long-term obligations other than their obligations to us and we have not extended guarantees or other commitments to the entity. Due to affiliates primarily relates to our transactions with Anam Semiconductor, Inc. (see Note 8).

Other Noncurrent Liabilities

Other noncurrent liabilities consist primarily of Korean severance plan obligations, Philippine and Taiwanese pension obligations and noncurrent income taxes payable.

Receivable from Stockholder

Amkor Electronics, Inc. (AEI), which was merged into our company just prior to the initial public offering of our company in May 1998, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code of 1986 and comparable state tax provisions. As a result, AEI did not recognize U.S. federal corporate income taxes. Instead, the stockholders of AEI were taxed on their proportionate share of AEI's taxable income. Accordingly, no provision for U.S. federal income taxes was recorded for AEI. Just prior to the initial public offering, AEI terminated its S Corporation status at which point the profits of AEI became subject to federal and state income taxes at the corporate level. We consummated a tax indemnification agreement between us, our predecessor and James Kim and his family (collectively, the "Kim Family"). James Kim, is our founder and significant stockholder, and currently serves as our Chairman and CEO. Under the terms of the tax indemnification agreement, Amkor indemnified the former owners of AEI for the settlement of AEI's S Corporation federal and state tax returns and any adjustments to the reported taxable income.

At the time AEI was converted to a C Corporation, AEI and the Kim Family identified certain federal and state tax overpayments associated with the results of AEI during S Corporation status years, and AEI, in May 1998, paid such amounts to the Kim Family. These amounts, which principally related to the finalization of AEI's federal tax return, are reflected as a receivable from stockholder in the stockholders' equity section of our balance sheets. As the refunds are paid by the associated taxing authorities and received by the Kim Family, the Kim Family, in turn, remits the funds to Amkor. During 2002, \$0.4 million of tax refunds were received by the Kim Family and used to pay down the stockholder loan. The loan balance will be further reduced as AEI's tax returns are finalized and refunds remitted by the associated taxing authorities.

Revenue Recognition and Risk of Loss

Our company does not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. We record wafer fabrication services revenues upon shipment of completed wafers. Such policies are consistent with provisions in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Stock Compensation

We apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, to our stock option plans. These stock option plans are discussed more fully in Note 20, "Stock Compensation Plans." No compensation expense has been recognized for our employee stock options that have been granted. If compensation costs for our stock option plans had been determined using the fair value method of accounting as set forth in SFAS No. 123, "Accounting for Stock-Based Compensation," our reported net income (loss) and earnings (loss) per share would have been reduced.

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands except per share amounts)		
Net income (loss):			
Net income (loss), as reported	$(826,759)	$(450,861)	$154,153
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects	(41,470)	(29,619)	(26,572)
Net income, pro forma	$(868,229)	$(480,480)	$127,581
Earnings (loss) per share:			
Basic:			
As reported	(5.04)	(2.87)	1.06
Pro forma	(5.29)	(3.06)	0.88
Diluted:			
As reported	(5.04)	(2.87)	1.02
Pro forma	(5.29)	(3.06)	0.85

For the 2002 pro forma net loss of $868.2 million, there was no offsetting impact to our tax provision related to the pro forma Black-Scholes stock option expense because of our consolidated net losses for 2002 and our recognition of a valuation allowance against the associated net operating loss carryforwards (see Note 18).

Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of our existing production process. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on and maintenance of research equipment, fees under licensing agreements, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

Recently Issued Accounting Standards

In 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. As required, we have adopted the disclosure requirements of this interpretation as of December 31, 2002 (see Note 22). We will apply the initial recognition and measurement provisions on a prospective basis effective January 1, 2003. This interpretation modifies existing disclosure requirements for most guarantees and requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee. We are in the process of evaluating the recognition and measurement provisions of the Interpretation and absent any unforeseen events, we do not expect that the adoption of these provisions will have a significant impact on our financial condition, liquidity or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003.

We have variable interests in certain Philippine realty corporations in which we have a 40% ownership and from whom we lease land and buildings in the Philippines. The assets and liabilities of these Philippine realty corporations are not currently consolidated within our financial statements. As of December 31, 2002, the combined book value of the assets and liabilities associated with these Philippine realty corporations were $21.7 million and $23.9 million. Our maximum exposure related to these variable interest entities is limited by our investments and loans to these entities of $21.2 million at December 31, 2002.

In addition to our interests in the Philippine realty corporations, we are currently reviewing our interests in other entities to determine whether any of these entities would be variable interest entities. The maximum exposure to loss as a result of our involvement with any additional variable interest entities identified is not expected to be an amount materially in excess of interests currently reflected in our consolidated balance sheet.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred rather than when a company commits to such an activity. We will adopt this standard beginning with exit or disposal activities that are initiated after December 31, 2002.

In January 2003, the Emerging Issues Task Force issued Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables." Issue No. 00-21 primarily addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, it addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying Issue No. 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. Issue No. 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of Issue No. 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact this statement will have on our financial position or results of operations.

2. Discontinued Operations

On February 28, 2003, we sold our wafer fabrication services business to ASI. Additionally, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation. In connection with the disposition of our wafer fabrication business, we recorded, during the first quarter of 2003, $1.0 million in severance and other exit costs to close our wafer fabrication services operations in Boise, Idaho and Lyon, France. Also in the first quarter of 2003, we recognized a pre-tax gain on the disposition of our wafer fabrication services business of $58.6 million ($51.5 million, net of tax). The carrying value of the sold net assets associated with the business as of February 28, 2003 was $2.4 million.

A summary of the results from discontinued operations for the years ended December 31, 2002, 2001 and 2000 are as follows:

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Net sales	$233,529	$181,188	$377,593
Gross profit	22,205	17,547	37,755
Operating income	13,526	8,465	24,275
Other (income) expense	64	(83)	—
Tax expense	5,132	2,922	7,923
Net income from discontinued operations	8,330	5,626	16,352

A summary of the assets of our discontinued operations are as follows:

	December 31,	
	2002	2001
	(In thousands)	
Accounts receivable, net of allowance of $256 and $-0-,	$23,025	$21,759
Property, plant and equipment, net of accumulated depreciation of $8,368 and $6,289 at December 31, 2002 and 2001, respectively	2,605	4,655
Other long term assets	—	2,019
	$25,630	$28,433

3. Special Charges

Special charges consist of the following:

	Year Ended December 31, 2002
	(In thousands)
Impairment of long-lived assets (Note 4)	$190,266
Impairment of goodwill (Note 5)	73,080
Lease termination and other exit costs (Note 6)	28,624
	$291,970

4. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121. This standard provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity's own assumptions about its use of the asset or asset group and must factor in all available evidence. SFAS No. 144 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

Although significant recovery was noted in most of our company's packaging services during the second quarter of 2002, our test services assets and several packaging services assets remained at low utilization rates relative to our projections, and are no longer expected to reach previously anticipated utilization levels. In addition, during the second quarter of 2002, we experienced a significant decline in our market capitalization. These events triggered an impairment review in accordance with SFAS No. 144. This review included a company-wide evaluation of underutilized assets that could be sold and a detailed update of our operating and cash flow projections. As a result of this analysis, we identified $19.8 million of test and packaging fixed assets that we expect to dispose by June 30, 2003. We recognized an $18.7 million impairment charge to reduce the carrying value of the test and packaging fixed assets to be disposed to their fair value less cost to sell. Fair value of the assets to be disposed was determined with the assistance of an appraisal firm and available information on the resale value of the equipment. Additionally, we tested for impairment our long-lived test assets that are held and used, including intangible assets that we are amortizing, and certain packaging fixed assets that are held and used. For the test and packaging assets that are held and used, we recognized, in 2002, a $171.6 million impairment charge to reduce the carrying value of those assets to fair value, including $4.8 million for the impairment of test services patents and technology rights. An appraisal firm was engaged to assist in the determination of the fair value of the assets held for use. The determination of fair value was based on projected cash flows using a discount rate commensurate with the risk involved.

5. SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which prohibits the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and addresses the accounting for purchase method business combinations completed after June 30, 2001. Also in June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. For existing acquisitions, the provisions of SFAS No. 142 were effective as of January 1, 2002 and are generally effective for business combinations initiated after June 30, 2001. SFAS No. 142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, the cessation of amortization related to goodwill and indefinite-lived intangibles, and the testing for impairment of goodwill and other intangibles annually or more frequently if circumstances warrant. Additionally, SFAS No. 142 requires that within six months of adoption of SFAS No. 142, goodwill be tested for impairment at the reporting unit level as of the date of adoption.

We adopted SFAS No. 142 as of January 1, 2002 and we reclassified $30.0 million of intangible assets previously identified as an assembled workforce intangible to goodwill. Additionally at adoption of SFAS No. 142, we stopped amortizing goodwill of $659.1 million, as well as goodwill of $118.6 million associated with our investment in ASI accounted for under the equity method of accounting. The as adjusted financial information below assumes that the cessation of amortization occurred as of January 1, 2001.

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands except per share amounts)		
Income (loss) from continuing operations, as reported	$(835,089)	$(456,487)	$137,801
Goodwill and assembled workforce amortization	—	80,232	60,003
Goodwill related to equity investments	—	35,544	24,910
	—	115,776	84,913
Income (loss) from continuing operations, as adjusted	(835,089)	(340,711)	222,714
Income from discontinued operations, as reported	8,330	5,626	16,352
Net income (loss), as adjusted	$(826,759)	$(335,085)	$239,066
Basic income (loss) from continuing operations per share, as reported	$ (5.09)	$ (2.91)	$ 0.95
Goodwill and assembled workforce amortization	—	0.51	0.41
Goodwill related to equity investments	—	0.23	0.17
	—	0.74	0.58
Basic income (loss) from continuing operations per share, as adjusted	(5.09)	(2.17)	1.53
Basic income from discontinued operations, as reported	0.05	0.04	0.11
Basic net income (loss), as adjusted	$ (5.04)	$ (2.13)	$ 1.64
Diluted income (loss) from continuing operations per share, as reported	$ (5.09)	$ (2.91)	$ 0.91
Goodwill and assembled workforce amortization	—	0.51	0.39
Goodwill related to equity investments	—	0.23	0.16
	—	0.74	0.55
Diluted income (loss) from continuing operations per share, as adjusted	(5.09)	(2.17)	1.46
Diluted income from discontinued operations, as reported	0.05	0.04	0.11
Diluted net income (loss), as adjusted	$ (5.04)	$ (2.13)	$ 1.58

As of the adoption date of the standard, we reassessed the useful lives of our identified intangibles and they continue to be appropriate. Goodwill and other intangible assets are attributable to two reporting units, packaging and test services. We completed the initial impairment test during the second quarter of 2002. Based on the comparison of the fair value of the reporting units with their respective carrying values each as of January 1, 2002, we concluded that goodwill associated with our packaging and test services reporting units was not impaired as of adoption. An appraisal firm was engaged to assist in the determination of the fair value of our reporting units. The determination of fair value was based on projected cash flows using a discount rate commensurate with the risk involved.

SFAS No. 142 provides that goodwill of a reporting unit be tested for impairment on an annual basis and between annual tests in certain circumstances including a significant adverse change in the business climate and testing for recoverability of long-lived assets. Our test services assets and several packaging services assets remained at low utilization rates during the second quarter of 2002 and were no longer expected to reach previously anticipated utilization levels. As discussed in Note 4, we tested the recoverability of such assets as of June 30, 2002 and concluded that a portion of those assets was impaired. Accordingly, we retested goodwill for impairment as of June 30, 2002, and concluded that the carrying value of the assets and liabilities associated with the test services reporting unit exceeded its fair value. As of June 30, 2002, we recognized a $73.1 million goodwill impairment charge. Such impairment charge was measured by comparing the implied fair value of the goodwill associated with the test services reporting unit to its carrying value. An appraisal firm was engaged to assist in the determination of the fair value of our reporting units. The determination of fair value was based on projected cash flows using a discount rate commensurate with the risk involved.

The changes in the carrying value of goodwill by reporting unit are as follows:

	Packaging Services	Test Services	Total
		(In thousands)	
Balance as of January 1, 2002	$586,344	$ 72,786	$659,130
Goodwill acquired	40,890	—	40,890
Goodwill impairment	—	(73,080)	(73,080)
Translation adjustments	865	294	1,159
Balance as of December 31, 2002	$628,099	$ —	$628,099

6. Restructuring Charges

During 2002, we recorded $28.6 million of charges related to the consolidation of our worldwide facilities to increase operational efficiency and reduce costs. The charges were comprised of $20.8 million to write-off leasehold improvements and other long-lived assets and $7.8 million for lease termination and other exit costs. Our consolidation efforts included:

- Transferring the packaging operations at our K2 site in Bucheon, South Korea into our K4 factory in Kwangju, South Korea and closing the K2 facility;
- Merging our factory operations in Taiwan into a single location; and
- Consolidating select U.S. office locations and closing our San Jose test facility.

The charges associated with the consolidation initiatives in Korea, Taiwan and the U.S. were $10.0 million, $13.8 million and $4.8 million, respectively. We expect to complete the closing of the K2 facility during the second quarter of 2003 and the other activities were substantially completed during 2002. Of the total $28.6 million restructuring charges recorded in 2002, $6.1 million remains outstanding as of December 31, 2002. The outstanding liability is principally future lease payments of which $4.3 million is expected to be paid during 2003. The remaining lease payments are expected to be paid through 2007 unless the leases can be terminated earlier.

7. Acquisitions in Japan and Taiwan

In April 2002, we acquired the semiconductor packaging business of Citizen Watch Co., Ltd. located in the Iwate prefecture in Japan. The business acquired includes a manufacturing facility, over 80 employees and intellectual property. The purchase price included a $7.8 million cash payment at closing. We are required to make additional payments one year from closing for the amount of the deferred purchase price as well as contingent payments. Based on the resolution of the contingency as of January 2003, the total amount of additional payments due in April 2003 is 1.7 billion Japanese yen ($14.3 million based on the spot exchange rate at December 31, 2002). We recorded $19.6 million of intangible assets for patent rights that are amortizable over 7 years. The fair value of the other assets acquired and liabilities assumed was approximately $2.5 million for fixed assets, $0.1 million for inventory and other assets and $14.2 million for the deferred purchase price payment and minimum amount of the contingent payments. Such net assets principally relate to our packaging services reporting unit.

In October 2002, we terminated negotiations with Fujitsu Limited to acquire Fujitsu's packaging and test operation in Kagoshima, Japan pursuant to the April 2002 memorandum of understanding between our company and Fujitsu.

In January 2002, we acquired Agilent Technologies, Inc.'s packaging business related to semiconductor packages utilized in printers for $2.8 million in cash. The acquired tangible assets were integrated into our existing manufacturing facilities. The purchase price was principally allocated to the tangible assets of our packaging services reporting unit. Our results of operations were not significantly impacted by this acquisition.

In July 2001, we acquired, in separate transactions, 69% of Taiwan Semiconductor Technology Corporation (TSTC) and 98% of Sampo Semiconductor Corporation (SSC) in Taiwan. Including our prior ownership interest in TSTC, our ownership increased to 94% of the outstanding shares of TSTC. The combined purchase price was paid with the issuance of 4.9 million shares of our common stock valued at $87.9 million based on our closing share price two days prior to each acquisition, the assumption of $34.8 million of debt and $3.7 million of cash consideration, net of acquired cash. The carrying value of our prior investment in TSTC was $17.8 million. We recorded intangible assets, principally goodwill, of $23.8 million as of the acquisition date that is nonamortizable. In connection with earn-out provisions that provided for additional purchase price based in part on the results of the acquisitions, we issued an additional 1.8 million shares in January 2002 and recorded an additional $35.2 million in goodwill. The combined fair value of the assets acquired and liabilities assumed was approximately $95.3 million for fixed assets, $39.5 million for accounts receivable, inventory and other assets, $34.8 million of assumed debt and $10.1 million for other assumed liabilities. The minority interest as of the acquisition date was $4.3 million. The results of TSTC and Sampo have been included in the accompanying consolidated financial statements since the acquisition dates.

In January 2001, Amkor Iwate Corporation commenced operations and acquired from Toshiba a packaging and test facility located in the Iwate prefecture in Japan. The total purchase price of $77.1 million was financed by a short-term note payable to Toshiba of $21.1 million, $47.0 million in other financing from a Toshiba financing affiliate and cash on hand. We currently own 60% of Amkor Iwate and Toshiba owns the balance of the outstanding shares. By January 2004 we are required to purchase the remaining 40% of the outstanding shares of Amkor Iwate from Toshiba. The share purchase price will be determined based on the performance of the joint venture during the three-year period but cannot be less than 1 billion Japanese yen and cannot exceed 4 billion Japanese yen ($8.4 million to $33.7 million based on the spot exchange rate at December 31, 2002). The results of Amkor Iwate have been included in the accompanying consolidated financial statements since the date of acquisition. Acquired intangibles as of the acquisition date, based on estimates of fair value, were $21.4 million and are being amortized on a straight-line basis over 5 to 10 years. Acquired intangibles include the value of acquired technology. The combined fair value of the assets acquired and liabilities assumed was approximately $42.4 million for fixed assets, $14.0 million for inventory and other assets, and $0.7 million for assumed liabilities. Amkor Iwate provides packaging and test services principally to Toshiba's Iwate factory under a long-term supply agreement that provides for services to be performed on a cost plus basis during the term of the joint venture and subsequently at market based rates. The supply agreement with Toshiba's Iwate factory terminates two years subsequent to our acquisition of Toshiba's ownership interest in Amkor Iwate.

8. Acquisitions from Anam Semiconductor, Inc. (ASI) and Our Relationship with ASI

Acquisitions from and investment in Anam Semiconductor, Inc.

Historically we performed packaging and test services at our factories in the Philippines and subcontracted for additional services with ASI, which operated four packaging and test facilities in Korea. In the fourth quarter of 1998 ASI's business had been severely affected by the economic crisis in Korea. ASI was part of the Korean financial restructuring program known as the "Workout" program beginning in October 1998. The Workout program was the result of an accord among Korean financial institutions to assist in the restructuring of Korean business enterprises. The process involved negotiation between ASI's banks and ASI, and did not involve the judicial system. The Workout process restructured the terms of ASI's significant bank debt. Although ASI's operations continued uninterrupted during the process, it caused concern among our customers that we could potentially lose access to ASI's services. As a result, we decided to acquire ASI's packaging and test operations to ensure continued access to the manufacturing services previously provided by ASI. During the course of negotiations for the purchase of the packaging and test operations, both ASI management and the ASI bank group presented a counter-proposal whereby, in addition to the purchase of the packaging and test operations, we would also make an equity investment in ASI. The bank group and ASI management proposed this structure because they believed the equity investment would reflect a level of commitment from us to continue our ongoing business relationship with ASI after the sale of its packaging and test operations to Amkor.

In May 1999, we acquired K4, one of ASI's packaging and test facilities, and in May 2000 we acquired ASI's remaining packaging and test facilities, K1, K2 and K3. With the completion of our acquisition of K1, K2 and K3, we no longer depend upon ASI for packaging or test services. In May 2000 we committed to a $459.0 million equity investment in ASI, and fulfilled this commitment in installments taking place over the course of 2000. In connection with the May 2000 transactions with ASI, we obtained independent appraisals to support the value and purchase price of each the packaging and test operations and the equity investment. We invested a total of $500.6 million in ASI including an equity investment of $41.6 million made in October 1999.

The acquisition of K1, K2 and K3 was accounted for as a purchase. Accordingly, the results of K1, K2 and K3 have been included in the accompanying consolidated financial statements since the date of acquisition. Goodwill and acquired intangibles as of the acquisition date were $555.8 million and prior to the adoption of SFAS No. 142 (see Note 5) were being amortized on a straight-line basis over a 10 year period. Acquired intangibles at the time of the acquisition included the value of acquired patent rights and of a workforce-in-place. The fair value of the assets acquired and liabilities assumed was approximately $394 million for fixed assets, $9 million for inventory and other assets, and $9 million for assumed liabilities.

As part of our strategy to sell our investment in ASI and to divest our wafer fabrication services business, we entered into a series of transactions beginning in the second half of 2002:

- In September 2002, we sold 20 million shares of ASI common stock to Dongbu Group for $58.1 million in net cash proceeds and 42 billion Korean Won (approximately $35.4 million at a spot exchange rate as of December 31, 2002) of interest bearing notes from Dongbu Corporation payable in two equal principal payments in September 2003 and February 2004. The Dongbu Group comprises Dongbu Corporation, Dongbu Fire Insurance Co., Ltd. and Dongbu Life Insurance Co., Ltd., all of which are Korean corporations and are collectively referred herein as "Dongbu." Additionally, we divested one million shares of ASI common stock in connection with the payment of certain advisory fees related to this transaction.

- As of February 28, 2003, we sold our wafer fabrication services business to ASI for total consideration of $62 million.

- In separate transactions designed to facilitate a future merger between ASI and Dongbu, (i) we acquired a 10% interest in Acqutek from ASI for $1.9 million; (ii) we acquired the Precision Machine Division (PMD) of Anam Instruments, a related party to Amkor, for $8 million; and (iii) Anam Instruments, which had been partially owned by ASI, utilized the proceeds from the sale of PMD to us to buy back all of the Anam Instruments shares owned by ASI. Acqutek supplies materials to the semiconductor industry and is publicly traded in Korea. An entity controlled by the family of James Kim, our Chairman and Chief Executive Officer, held a 25% ownership interest in Acqutek at the time of our acquisition of our interest in Acqutek. We have historically purchased and continue to purchase leadframes from Acqutek. PMD supplies sophisticated die mold systems and tooling to the semiconductor industry and historically over 90% of its sales were to Amkor. At the time of our acquisition of PMD, Anam Instruments was owned 20% by ASI and 20% by a family member of James Kim.

Each of the transactions with Dongbu, ASI and Anam Instruments are interrelated and it is possible that if each of the transactions were viewed on a stand-alone basis without regard to the other transactions, we could have had different conclusions as to fair value. In addition, pursuant to the definitive agreements, (1) Amkor and Dongbu agreed to use reasonable best efforts to cause Dongbu Electronics and ASI to be merged together as soon as practicable, (2) Amkor and Dongbu agreed to cause ASI to use the proceeds ASI received from its sale of stock to Dongbu to purchase shares in Dongbu Electronics and (3) Amkor and Dongbu agreed to use their best efforts to provide releases and indemnifications to the chairman, directors and officers of ASI, either past or incumbent, from any and all liabilities arising out of the performance of their duties at ASI between January 1, 1995 and December 31, 2001. The last provision would provide a release and indemnification for James Kim, our CEO and Chairman, and members of his family. We are not aware of any claims or other liabilities which these individuals would be released from or for which they would receive indemnification.

Our Investment in ASI

We evaluate our investments for impairment due to declines in market value that are considered other than temporary. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the unrealized loss, and a new cost basis in the investment is established. The stock prices of semiconductor companies' stocks, including ASI and its competitors, have experienced significant volatility during the past several years. The weakness in the semiconductor industry has affected the demand for the wafer output from ASI's foundry and the market value of ASI's stock as traded on the Korea Stock Exchange. During 2002, we recorded impairment charges totaling $172.5 million to reduce the carrying value of our investment in ASI to ASI's market value. Additionally during 2002, we recorded a loss of $1.8 million on the disposition of a portion of our interest in ASI to Dongbu. At January 1, 2002 Amkor owned 47.7 million shares or 42% of ASI's voting stock. During 2002, we divested 21 million shares of ASI stock and at December 31, 2002 Amkor owned 26.7 million shares of ASI or 21%. The carrying value of our remaining investment in ASI at December 31, 2002 was $77.5 million, or $2.90 per share.

On March 24, 2003, we sold an additional 7 million shares of ASI common stock to an investment bank for 24.4 billion Korean won ($19.5 million based on the spot exchange rate as of the transaction date) which approximates the carrying value of those shares. As part of that sale, we purchased a nondeliverable call option for $6.7 million that expires December 2003 and is indexed to ASI's share price with a strike price of $1.97 per share. The net proceeds from the exercise of the option could be less than the current carrying value and could expire unexercised losing our entire investment in the option. As of March 24, 2003, we owned 19.7 million shares of ASI, or 16% of ASI's voting stock. Beginning March 24, 2003, we ceased accounting for our investment in ASI under the equity method of accounting and commenced accounting for our investment as a marketable security that is available for sale.

Pro Forma Financial Information related to Amkor's May 2000 acquisition of K1, K2 and K3 (unaudited)

The unaudited pro forma information below assumes that the May 2000 acquisition of K1, K2 and K3 occurred at the beginning of 2000. The pro forma adjustments include a provision for amortization of goodwill and other identified intangibles, an adjustment of depreciation expense based on the fair market value of the acquired assets, interest expense on debt issued to finance the acquisitions and income taxes related to the pro forma adjustments. The pro forma results are not necessarily indicative of the results we would actually have achieved if the acquisition had been completed as of the beginning of the period presented, nor are they necessarily indicative of future consolidated results.

	For the Year Ended December 31, 2000
	(In thousands except per share amounts)
Net revenues	$2,019,922
Gross profit	637,417
Operating income	342,411
Income before income taxes, equity investment losses, minority interest and discontinued operations	191,629
Income from continuing operations	156,166
Net income	172,518
Per share data:	
Basic income per common share:	
from continuing operations	1.03
from discontinued operations	0.11
Net income per common share	1.14
Diluted income per common share:	
from continuing operations	1.00
from discontinued operations	0.10
Net income per common share	1.10
Depreciation expense	283,171
Amortization of goodwill and acquired intangibles	81,607

The pro forma adjustments exclude the effects of our investments in ASI. Had we included pro forma adjustments for the year ended December 31, 2000 related to our investments in ASI, pro forma net income would have been $144.5 million and pro forma earnings per share on a diluted basis would have been $0.90.

Financial Information for ASI

The following summary of consolidated financial information was derived from the consolidated financial statements of ASI, reflecting ASI's packaging and test operations prior to May 2000 as discontinued operations within their results of operations. ASI's net income for the year ended December 31, 2000 includes a $434.2 million gain on sale of K1, K2 and K3, which was eliminated for purposes of calculating our equity in income of ASI.

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Summary Income Statement Information for ASI			
Net revenues	$213,813	$ 161,700	$344,792
Gross profit (loss)	(99,417)	(100,295)	41,682
Loss from continuing operations	(97,129)	(162,173)	(19,703)
Net income (loss)	(97,129)	(162,173)	450,641

	December 31,	
	2002	2001
	(In thousands)	
Summary Balance Sheet Information for ASI		
Cash, including restricted cash and bank deposits	$ 65,891	$ 84,721
Current assets	167,145	144,898
Property, plant and equipment, net	482,028	646,298
Noncurrent assets (including property, plant and equipment)	622,487	770,932
Current liabilities	111,409	134,727
Total debt and other long-term financing (including current portion)	150,607	238,970
Noncurrent liabilities (including debt and other long-term financing)	119,493	175,487
Total stockholders' equity	558,730	605,616

Our Relationship with ASI

We have had a long-standing relationship with ASI. ASI was founded in 1956 by Mr. H.S. Kim, the father of Mr. James Kim, our Chairman and Chief Executive Officer. Through our supply agreements with ASI, we historically have had a first right to substantially all of the packaging and test services capacity of ASI and the exclusive right to all of the wafer output of ASI's wafer fabrication facility. Beginning in May 2000 with our acquisition of K1, K2 and K3, we no longer receive packaging and test services from ASI. Under the former wafer fabrication services supply agreement which was consummated in January 1998, we had the exclusive right but not the requirement to purchase all of the wafer output of ASI's wafer fabrication facility on pricing terms negotiated annually. Historically, we have had other relationships with ASI affiliated companies for financial services, construction services, materials and equipment. We believe each of these transactions was conducted on an arms-length basis in the ordinary course of business. In addition, ASI's former construction subsidiary is currently in reorganization and its affairs are managed by a number of creditor banks; all transactions between Amkor and this entity are subject to review and approval by these banks. Total purchases from ASI and its affiliates included in cost of revenue for the years ended December 31, 2002, 2001 and 2000 were $212.6 million, $161.6 million and $499.8 million. Additionally, financial services performed by ASI and its affiliates included in interest expense for the year ended December 31, 2000 was $1.6 million. Construction services and equipment purchases received from ASI and its affiliates capitalized during the years ended December 31, 2002, 2001 and 2000 were $2.8 million, $14.7 million and $38.8 million, respectively.

9. Accounts Receivable Sale Agreement

Effective July 1997 we entered into an agreement to sell receivables with certain banks. The transaction qualified as a sale under the provisions of SFAS No. 125 "Accounting for Transfers and Servicing of Financial

Assets and Extinguishments of Liabilities." Under the agreement, the participating banks committed to purchase, with limited recourse, all right, title and interest in selected accounts receivable, up to a maximum of $100.0 million. Losses on receivables sold under the agreement were approximately $1.1 million in 2000 and are included in other expense, net. In March 2000, we terminated the agreement and repurchased approximately $71.5 million of accounts receivable.

10. Inventories

Inventories, net of reserves for excess and obsolete inventory of $25.0 million and $20.2 million for 2002 and 2001, respectively, consist of raw materials and purchased components that are used in the semiconductor packaging process.

	December 31,	
	2002	2001
	(In thousands)	
Raw materials and purchased components	$61,806	$64,752
Work-in-process	10,315	9,032
	$72,121	$73,784

11. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	
	2002	2001
	(In thousands)	
Land	$ 88,744	$ 88,667
Buildings and improvements	537,288	494,995
Machinery and equipment	1,512,191	1,650,427
Furniture, fixtures and other equipment	121,727	117,947
Construction in progress	1,707	63,782
	2,261,657	2,415,818
Less — Accumulated depreciation and amortization	(1,295,319)	(1,028,199)
	$ 966,338	$ 1,387,619

As described in Note 4, we recorded in 2002 a $185.5 million impairment charge associated with our test and packaging fixed assets. Such impairment charge principally related to machinery and equipment.

12. Acquired Intangibles

Acquired intangibles consist of the following:

	December 31,	
	2002	2001
	(In thousands)	
Patents and technology rights	$ 61,994	$46,713
Less — Accumulated amortization	(16,961)	(9,663)
	$ 45,033	$37,050

Amortization expense was $7.3 million, $5.6 million and $3.1 million in 2002, 2001 and 2000, respectively. The estimated annual amortization expense for each of the next five years ending on December 31 is $7.3 million. The weighted average amortization period for the patents and technology rights is 8 years. As described in Note 4, we reduced the carrying value of our test services patents and technology rights in 2002 by a $4.8 million impairment charge.

13. Investments

Investments include equity investments in affiliated companies and noncurrent marketable securities as follows:

	December 31,	
	2002	2001
	(In thousands)	
Equity investments under the equity method:		
ASI (ownership of 21% and 42% at December 31, 2002 and 2001, respectively) (see Note 8)	$77,450	$377,947
Other equity investments (20% — 50% owned)	1,195	966
Total equity investments	78,645	378,913
Marketable securities classified as available for sale	4,590	4,038
	$83,235	$382,951

In connection with the disposition of a portion of our interest in ASI, we acquired a 10% interest in Acqutek from ASI for a total purchase price of $1.9 million. Our investment in Acqutek is classified as a marketable security that is available for sale. Acqutek supplies materials to the semiconductor industry and is a publicly traded company in Korea. An entity controlled by the family of James Kim, our Chairman and Chief Executive Officer, held a 25% ownership interest in Acqutek at the time of our acquisition of our interest in Acqutek. We have historically purchased and continue to purchase leadframes from Acqutek. Total purchases from Acqutek included in cost of revenue for 2002, 2001 and 2000 were $16.0 million, $14.0 million and $29.2 million, respectively. We believe these transactions with Acqutek were conducted on an arms-length basis in the ordinary course of business.

14. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2002	2001
	(In thousands)	
Accrued income taxes	$ 48,787	$ 53,364
Accrued interest	32,690	32,584
Accrued payroll	29,295	20,813
Other accrued expenses	73,451	38,783
	$184,223	$145,544

15. Debt

Following is a summary of short-term borrowings and long-term debt:

	December 31, 2002	December 31, 2001
	(In thousands)	
Secured bank facility:		
Term B loans, LIBOR plus 4% due September 2005	$ 97,118	$ 97,706
$100.0 million revolving line of credit, LIBOR plus 3.75% due March 2005	—	—
9.25% Senior notes due May 2006	425,000	425,000
9.25% Senior notes due February 2008	500,000	500,000
10.5% Senior subordinated notes due May 2009	200,000	200,000
5.75% Convertible subordinated notes due June 2006, convertible at $35.00 per share	250,000	250,000
5% Convertible subordinated notes due March 2007, convertible at $57.34 per share	258,750	258,750
Other debt	77,845	94,812
	1,808,713	1,826,268
Less — Short-term borrowings and current portion of long-term debt	(71,023)	(54,815)
	$1,737,690	$1,771,453

In June 2002 and September 2002 we amended our existing bank debt covenants with the secured bank lenders to provide further flexibility with respect to capital expenditures, investment restrictions and other financial covenants measured in part by our liquidity and earnings. As part of the September 2002 amendment, lenders under our bank debt facility agreed to extend the existing financial covenant framework through December 31, 2003.

In March 2001, June 2001 and September 2001, we amended the financial covenants associated with the secured credit facilities. In connection with the September 2001 amendment, the revolving line of credit was reduced from a $200 million commitment to $100 million, the interest rate on the Term B loans was increased to LIBOR plus 4% and we prepaid $125 million of the Term B loans in November 2001. We expensed, as interest expense, approximately $4.0 million of deferred debt issuance costs as a result of the reduction of the revolving line of credit commitment and the prepayment of the Term B loans.

In May 2001, we sold $250.0 million principal amount of our 5.75% convertible subordinated notes due 2006 in a private placement. The notes are convertible into Amkor common stock at a conversion price of $35.00 per share. We used $122.0 million of the $243.0 million of the net proceeds of that offering to repay amounts outstanding under the Term B loans of our secured credit facility, and the balance of the net proceeds was available to be used for general corporate and working capital purposes. In connection with the repayment in May 2001 of the Term B loans, we expensed, as interest expense, $2.3 million of unamortized deferred debt issuance costs.

In May 2001, we called for the redemption of all of the 5.75% convertible subordinated notes due May 2003. In anticipation of the redemption, substantially all of the holders of the convertible notes opted to convert their notes into Amkor common stock and, accordingly, $50.2 million of the convertible notes were converted to 3.7 million of our common stock. In connection with the conversion of the 5.75% convertible subordinated notes due May 2003, $1.2 million of unamortized deferred debt issuance costs was charged to additional paid-in capital.

In February 2001, we sold $500.0 million principal amount of our 9.25% senior notes due 2008 in a private placement. We used $387.5 million of the $490.0 million of the net proceeds of that offering to repay amounts outstanding under the Term A loans and revolving line of credit of our senior secured credit facility, and the balance of the net proceeds was available to be used for general corporate and working capital purposes. In connection with the repayment in February 2001 of the Term A loans, we expensed, as interest expense, $7.1 million of unamortized deferred debt issuance costs.

Other debt as of December 31, 2002 and 2001 included our foreign debt principally related to the financing of Amkor Iwate's acquisition of a Toshiba packaging and test facility and the debt assumed in connection with the acquisition of Sampo Semiconductor Corporation in Taiwan. Our foreign debt included fixed and variable debt maturing between 2003 and 2010, with the substantial majority maturing by 2003. As of December 31, 2002 the foreign debt had interest rates ranging from 1.0% to 6.6%. These debt instruments do not include significant financial covenants.

In connection with our issuance of the 5.75% convertible subordinated notes due 2006 in May 2001, we incurred debt issuance costs of $7.0 million. In connection with our issuance of the 9.25% senior notes due 2008 and the amendment to our secured bank facility in February 2001, we incurred debt issuance costs of $11.0 million. The debt issuance costs have been deferred and are being amortized over the life of the associated debt. Deferred debt issuance costs are included, net of amortization, in other noncurrent assets in the accompanying consolidated balance sheet and the related amortization expense is included in interest expense in the accompanying consolidated statements of operations.

During the fourth quarter of 1999 and continuing into 2000, we completed an early conversion of the 5.75% convertible subordinated notes due May 2003. During the year ended December 31, 2000, we exchanged approximately 248,000 shares of our common stock for $3.2 million of the convertible subordinated notes. During the year ended December 31, 1999, we exchanged 12.1 million shares of common stock for $153.6 million of convertible subordinated notes. The fair value of the shares of common stock issued in excess of the shares required for conversion of the notes was $0.3 million and $17.4 million for the year ended December 31, 2000 and 1999, respectively, and such amounts were expensed and are included in other expense in the accompanying consolidated statements of operations.

Interest expense related to short-term borrowings and long-term debt is presented net of interest income of $4.2 million, $10.3 million and $14.2 million in 2002, 2001 and 2000, respectively, in the accompanying consolidated statements of operations. The principal payments required under short-term and long-term debt borrowings at December 31, 2002 are as follows: 2003 — $71.0 million, 2004 — $56.4 million, 2005 — $42.4 million, 2006 — $677.9 million, 2007 — $259.6 million and thereafter — $701.4 million.

16. Stockholders' Equity

In connection with a $410.0 million private equity offering in May 2000, we issued 20.5 million shares of our common stock and granted warrants that expire four years from issuance to purchase 3.9 million additional shares of our common stock at $27.50 per share. The estimated fair value of the stock warrants of $35.0 million is included in additional paid-in capital on our consolidated balance sheet.

17. Employee Benefit Plans

U.S. Defined Contribution Plan

Our company has a defined contribution benefit plan covering substantially all U.S. employees. Employees can contribute up to 13% of salary to the plan and the company matches in cash 75% of the employee's contributions up to a defined maximum on an annual basis. The expense for this plan was $2.0 million, $2.1 million and $1.8 million in 2002, 2001 and 2000, respectively.

Philippine Pension Plan

Our Philippine subsidiary sponsors a defined benefit plan that covers substantially all employees who are not covered by statutory plans. Charges to expense are based upon costs computed by independent actuaries.

The components of net periodic pension cost for the Philippine defined benefit plan are as follows:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Service cost of current period	$2,339	$ 2,534	$ 1,862
Interest cost on projected benefit obligation	1,681	1,919	1,468
Expected return on plan assets	(920)	(1,482)	(1,092)
Amortization of transition obligation and actuarial gains/losses	62	64	66
Total pension expense	$3,162	$ 3,035	$ 2,304

It is our policy to make contributions sufficient to meet the minimum contributions required by law and regulation. The following table sets forth the funded status of our Philippine defined benefit pension plan and the related changes in the projected benefit obligation and plan assets:

	2002	2001
	(In thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$19,742	$16,585
Service cost	2,339	2,534
Interest cost	1,681	1,919
Effect of curtailment	(2,148)	—
Actuarial gain	(1,997)	(401)
Foreign exchange gain	(807)	(378)
Benefits paid	(203)	(517)
Projected benefit obligation at end of year	18,607	19,742
Change in plan assets:		
Fair value of plan assets at beginning of year	10,003	11,585
Actual return on plan assets	(283)	(800)
Effect of curtailment	(1,500)	—
Foreign exchange gain	(408)	(265)
Benefits paid	(203)	(517)
Fair value of plan assets at end of year	7,609	10,003
Funded status:		
Projected benefit obligation in excess of plan assets	10,996	9,739
Unrecognized actuarial loss	(1,642)	(3,218)
Unrecognized transition obligation	(440)	(523)
Accrued pension costs	$ 8,914	$ 5,998

The discount rate used in determining the projected benefit obligation for our Philippine defined benefit plan was 8%, 10% and 12% as of December 31, 2002, 2001 and 2000, respectively. The rate of increase in future compensation levels was 7%, 9% and 11% as of December 31, 2002, 2001 and 2000, respectively. The expected long-term rate of return on plan assets was 8%, 12% and 12% as of December 31, 2002, 2001 and 2000, respectively. These rates reflect economic and market conditions in the Philippines. The fair value of plan assets includes an investment in our common stock of $0.5 million and $1.6 million at December 31, 2002 and 2001, respectively.

Korean Severance Plan

Our Korean subsidiary participates in an accrued severance plan that covers employees and directors with one year or more of service. Eligible plan participants are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The contributions to the national pension fund made under the National Pension Plan of the Republic of Korea are deducted from accrued severance benefit liabilities. Contributed amounts are:

	December 31,	
	2002	2001
	(In thousands)	
Balance at the beginning of year	$40,002	$31,446
Provision of severance benefits	16,805	13,430
Severance payments	(8,897)	(3,132)
(Gain)/loss on foreign currency translation	4,436	(1,742)
	52,346	40,002
Payments remaining with the Korean National Pension Fund	(1,632)	(1,715)
Balance at the end of year	$50,714	$38,287

Taiwan Pension Plan

Our Taiwan subsidiary sponsors a defined benefit plan that covers substantially all full-time employees. Charges to expense are based upon costs computed by independent actuaries. As of December 31, 2002 and 2001, the projected benefit obligation was $2.1 million and $1.2 million, respectively. Pension assets at fair market value as of December 31, 2002 and 2001 were $1.9 million and $1.4 million, respectively. Accrued pension cost at December 31, 2002 and 2001 was $0.5 million.

18. Income Taxes

The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities. The components of the provision for income taxes follow:

	For the Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Current:			
Federal	$(21,275)	$ —	$ 2,149
State	—	—	(159)
Foreign	14,371	3,331	28,550
	(6,904)	3,331	30,540
Deferred:			
Federal	70,738	(87,077)	(6,869)
Foreign	1,981	2,055	(1,386)
	72,719	(85,022)	(8,255)
Total provision (benefit)	65,815	(81,691)	22,285
Less: Discontinued operations	5,132	2,922	7,923
Total provision (benefit) from continuing operations	$ 60,683	$(84,613)	$14,362

The reconciliation between the taxes payable based upon the U.S. federal statutory income tax rate and the recorded provision follows:

	For the Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Federal statutory rate	$(192,771)	$(150,419)	$ 69,101
Income (loss) of foreign subsidiaries subject to tax holiday	63,337	33,762	(43,367)
Foreign exchange (losses) gains recognized for income taxes	14,855	13,221	(382)
Change in valuation allowance	138,228	3,656	5,898
Difference in rates on foreign subsidiaries	24,140	20,415	(8,142)
Change in tax rate from prior year	—	5,796	—
State taxes, net of federal benefit	(3,297)	(8,480)	(661)
Goodwill and other permanent differences	21,323	358	(162)
Total	$ 65,815	$ (81,691)	$ 22,285

The following is a summary of the significant components of the deferred tax assets and liabilities:

	December 31,	
	2002	2001
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 160,043	$103,340
Capital loss carryover	45,069	—
Inventories	7,945	10,495
Corporate income tax credits	5,447	9,990
Accounts receivable	3,605	3,248
Property, plant and equipment	3,594	1,103
Goodwill	4,023	5,331
Other accrued liabilities	2,790	542
Unrealized foreign exchange losses	1,054	257
Loss on impairment/lease shutdown reserves	11,890	—
Other	6,666	6,309
Total deferred tax assets	252,126	140,615
Valuation allowance	(196,442)	(13,722)
Total deferred tax assets net of valuation allowance	55,684	126,893
Deferred tax liabilities:		
Property, plant and equipment	8,714	6,291
Goodwill	6,146	9,218
Unrealized foreign exchange gains	2,203	88
Other	1,424	1,380
Total deferred tax liabilities	18,487	16,977
Net deferred tax assets	$ 37,197	$109,916

During 2002, we recorded a $138.2 million charge to establish a valuation allowance against our deferred tax assets consisting primarily of U.S. and Taiwanese net operating loss carryforwards and tax credits. In connection with our divestiture in 2002 of 21 million shares of ASI common stock, we realized a capital loss of approximately $117.0 million and recognized a U.S. tax benefit of $44.5 million for which we provided a full valuation allowance because we did not have any offsetting capital gains. Generally accepted accounting principles require companies to weigh both positive and negative evidence in determining the need for a valuation allowance. In light of our three years of cumulative losses, an unprecedented industry downturn and continued poor visibility of customer demand, we have determined, during 2002, that a valuation allowance representing substantially all of our deferred tax assets is appropriate. These negative factors outweighed our forecasted future profitability and expectation that we will be able to utilize our net operating loss carryforwards.

In connection with our 2001 acquisitions in Japan and Taiwan, we recorded as of the acquisition date a net deferred tax assets of $13.3 million, which is net of a $1.3 million valuation allowance.

As a result of certain capital investments, export commitments and employment levels, income from operations in Korea, the Philippines and China is subject to reduced tax rates, and in some cases is wholly exempt from taxes. As a result of our 1999 and 2000 acquisitions of K1, K2, K3 and K4 in Korea, we benefit from a tax holiday extending through 2012 that provides for a 100% tax holiday for seven years and then 50%

tax holiday for an additional 3 years. In the Philippines, our operating locations operate in economic zones and in exchange for tax holidays we have committed to certain export and employment levels. One of our Philippine locations benefits from a full tax holiday through 2003, followed by perpetual reduced tax rate of 5%, while the other location benefits from a perpetual reduced tax rate of 5%. As a result of our 2001 investment in China, we expect to benefit from a 100% tax holiday for five years and then 50% tax holiday for an additional two years. As a result of the net losses incurred by our foreign subsidiaries subject to tax holidays during 2002 and 2001, there is a forgone income tax benefit attributable to the tax status of these subsidiaries of approximately $63.3 million or $0.385 per share and $33.8 million or $0.21 per share, in 2002 and 2001, respectively. The income tax benefit in 2000 attributable to the tax status of these subsidiaries was approximately $43.4 million or $0.28 per share.

The deferred tax asset and liability for foreign exchange gains and losses relate to U.S. dollar denominated monetary assets and liabilities for which foreign exchange gains or losses were realized for book purposes and not for tax purposes. During 2000 one of our Philippine subsidiaries realized net foreign exchange gains and losses for book purposes which were deferred for tax and established a valuation allowance for a portion of the related deferred tax assets. Our ability to utilize these assets depends on the timing of the settlement of the related assets or liabilities and the amount of taxable income recognized within the Philippine statutory carryforward limit of three years. During 2002 and 2001, such Philippine subsidiary realized the foreign exchange gains and losses for tax causing a reduction to the valuation allowance established in 2000.

In December 2002, we utilized $33.3 million of U.S. net operating losses by carrying back such amounts to offset U.S. reported taxable income in prior years. At December 31, 2002, our company has remaining U.S. net operating losses available to be carried forward totaling $375.5 million expiring between 2021 and 2022. Additionally, at December 31, 2002, our company had non-U.S. net operating losses available to be carried forward totaling $61.2 million expiring between 2003 and 2012. The tax returns for open years are subject to changes upon final examination. Non-U.S. loss before taxes and minority interest was $395.3 million and 180.7 million in 2002 and 2001, respectively, and non-U.S. income before taxes and minority interest was $201.0 million in 2000. At December 31, 2002, net cumulative undistributed losses of non-U.S. subsidiaries totaled approximately $61.4 million. No liabilities are recognized for our cumulative earnings loss position and no U.S. income and foreign withholding taxes would be due on the cumulative earnings loss. It is the company's intention to reinvest any undistributed earnings outside the U.S.

At December 31, 2002 and 2001 current deferred tax assets of $5.5 million and $16.3 million, respectively, are included in other current assets and noncurrent deferred tax assets of $36.3 million and $108.1 million, respectively, are included in other assets in the consolidated balance sheet. The net deferred tax assets include amounts, which, in our opinion, are more likely than not to be realizable through future taxable income. In addition, at December 31, 2002 and 2001, noncurrent deferred tax liabilities of $4.6 million and $14.5 million, respectively, are included in other noncurrent liabilities in the consolidated balance sheet.

We operate in and file income tax returns in various U.S. and non-U.S. jurisdictions which are subject to examination by tax authorities. Our tax returns have been examined through 1998 in the Philippines and the U.S., through 1999 in Japan, through 2000 in Taiwan and through 2001 in China. The tax returns for open years in all jurisdictions in which we do business are subject to changes upon examination. We believe that we have estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from examinations related to our transfer pricing and local attribution of income resulting from significant intercompany transactions, including ownership and use of intellectual property, in various U.S. and non-U.S. jurisdictions. Our estimated tax liability is subject to change as examinations of specific tax years are completed in the respective jurisdictions. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition or results of operations, nor do we expect that examinations to be completed in the near term would have a material favorable impact. As of December 31, 2002 and 2001, the accrual for current taxes and estimated additional taxes was $48.8 million and $53.4 million, respectively. In addition, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates in the future.

19. Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic EPS is computed using only the weighted average number of common shares outstanding for the period, while diluted EPS is computed assuming conversion of all dilutive securities, such as options, convertible debt and warrants. For the years ended December 31, 2002 and 2001, we excluded from the computation of diluted earnings per share potentially dilutive securities which would have an antidilutive effect on EPS. As of December 31, 2002, the total number of potentially dilutive securities outstanding was 6.6 million, 11.7 million and 3.9 million for outstanding options, convertible notes and warrants for common stock, respectively. As of December 31, 2001, the total number of potentially dilutive securities outstanding was 12.4 million, 11.7 million and 3.9 million for outstanding options, convertible notes and warrants for common stock, respectively. The basic and diluted per share amounts are the same for the years 2002 and 2001, due to net losses.

Year 2000 basic and diluted per share amounts from continuing operations are calculated as follows:

	Earnings (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
	(In thousands except per share amounts)		
Earnings per Share — Year Ended December 31, 2000			
Basic earnings per share from continuing operations	$137,801	145,806	$0.95
Impact of convertible notes	2,414	3,744	
Dilutive effect of options	—	3,673	
Diluted earnings per share from continuing operations	$140,215	153,223	$0.91

20. Stock Compensation Plans

1998 Director Option Plan. A total of 300,000 shares of common stock have been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary. As of January 1, 2003, the Director Plan provides for an initial grant of options to purchase 20,000 shares of common stock to each new non-employee director of the company when such individual first becomes an outside director. In addition, each non-employee director will automatically be granted subsequent options to purchase 10,000 shares of common stock on each date on which such director is re-elected by the stockholders of the company, provided that as of such date such director has served on the board of directors for at least six months. The exercise price of the options is 100% of the fair market value of the common stock on the grant date. The term of each option is ten years and each option granted to an non-employee director vests over a three year period. The Director Plan will terminate in January 2008 unless sooner terminated by the board of directors.

1998 Stock Plan. The 1998 Stock Plan generally provides for the grant to employees, directors and consultants of stock options and stock purchase rights. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. A total of 5,000,000 shares are reserved for issuance under the 1998 Stock Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 5,000,000 as of each January 1.

Unless determined otherwise by the board of directors or a committee appointed by the board of directors, options and stock purchase rights granted under the 1998 Plan are not transferable by the optionee.

Generally, the exercise price of all stock options granted under the 1998 Plan must be at least equal to the fair market value of the shares on the date of grant. In general, the options granted will vest over a four year period and the term of the options granted under the 1998 Plan may not exceed ten years.

1998 Stock Option Plan for French Employees. The 1998 French Plan will terminate in April 2003. Amkor intends to implement a new French Plan, subject to shareholder approval, in 2003. The 1998 French Plan provides for the granting of options to employees of our French subsidiaries. A total of 250,000 shares of common stock are reserved for issuance under the 1998 French Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 250,000 as of each January 1. In general, stock options granted under the 1998 French Plan vest over a four year period, the exercise price for each option granted under the 1998 French Plan shall be 100% of the fair market value of the shares of common stock on the date the option is granted and the maximum term of the option must not exceed ten years. Shares subject to the options granted under the 1998 French Plan may not be transferred, assigned or hypothecated in any manner other than by will or the laws of descent or distribution before the date which is five years after the date of grant.

On November 8, 2002, we initiated a voluntary stock option replacement program such that employees and members of our board of directors could elect to surrender their existing options and be granted new options no earlier than six months and one day after the tendered options were cancelled. We will issue new option grants equal to the same number of shares surrendered by the employees. Pursuant to the terms and conditions of the offer to exchange, a total of 1,633 eligible employees participated and our company has accepted for cancellation options to purchase an aggregate of 7,115,891 shares of our company's common stock under the 1998 Stock Plan, an aggregate of 35,000 shares of our company's common stock under the 1998 Director Option Plan and an aggregate of 248,200 shares of our company's common stock under the 1998 French Plan. Subject to the terms and conditions of the offer to exchange, our company intends to grant new options to purchase up to 7,399,091 shares of our common stock no earlier than June 12, 2003 in exchange for the options tendered by eligible employees and members of our board of directors and accepted by our company. The exercise price will equal the fair market value of common stock as of the new grant date. The vesting term of the new options will be similar to the tendered options except the new options contain an additional one year vesting period prior to any options becoming exercisable.

A summary of the status of the stock option plans follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values
Balance at December 31, 1999	5,065,548	$10.15	
Granted	5,168,950	40.15	$22.46
Exercised	418,388	10.32	
Cancelled	545,909	33.87	
Balance at December 31, 2000	9,270,201	25.48	
Granted	4,313,850	15.14	$ 8.47
Exercised	517,822	9.88	
Cancelled	709,863	27.60	
Balance at December 31, 2001	12,356,366	22.40	
Granted	4,004,460	12.76	$ 7.94
Exercised	547,862	10.30	
Cancelled	9,239,701	24.88	
Balance at December 31, 2002	6,573,263	$14.15	
Options exercisable at:			
December 31, 2000	2,827,380	$10.23	
December 31, 2001	4,508,557	22.35	
December 31, 2002	3,436,469	13.95	

Significant option groups outstanding at December 31, 2002 and the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding		Exercisable		
	Shares	Weighted Average Price	Shares	Weighted Average Price	Weighted Average Remaining Life (Years)
Options with exercise price of:					
$ 1.61 – $ 3.22	75,000	$ 2.13	—	$ —	9.7
$ 3.23 – $ 6.46	476,876	$ 5.51	356,286	$ 5.66	5.1
$ 6.47 – $12.94	2,124,872	$10.34	2,006,802	$10.36	4.4
$12.95 – $25.90	3,444,608	$14.24	720,965	$15.42	7.6
$25.91 – $51.82	451,907	$42.47	352,416	$42.64	2.8
Options outstanding at December 31, 2002	6,573,263		3,436,469		

In order to calculate the fair value of stock options at date of grant, we used the Black-Scholes option pricing model. The following assumptions were used to calculate weighted average fair values of the options granted:

	For the Year Ended December 31,		
	2002	2001	2000
Expected life (in years)	4	4	4
Risk-free interest rate	2.5%	4.5%	6.8%
Volatility	85%	70%	66%
Dividend yield	—	—	—

1998 Employee Stock Purchase Plan. A total of 1,000,000 shares of common stock are available for sale under the Stock Purchase Plan and an annual increase is to be added as of each January 1 to restore the maximum aggregate number of shares of common stock available for sale under the plan up to 1,000,000. Employees (including officers and employee directors of the company but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for at least 20 hours per week. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of the compensation an employee receives on each payday. Each participant will be granted an option on the first day of a two year offering period, and shares of common stock will be purchased on four purchase dates within the offering period. The purchase price of the common stock under the Stock Purchase Plan will be equal to 85% of the lesser of the fair market value per share of common stock on the start date of the offering period or on the purchase date. Employees may end their participation in an offering period at any time, and participation ends automatically on termination of employment with the company. The Stock Purchase Plan will terminate in January 2008, unless sooner terminated by the board of directors.

For the years ended December 31, 2002, 2001 and 2000, employees purchased common stock shares under the stock purchase plan of 996,617, 482,937 and 263,498, respectively. The average estimated fair values of the purchase rights granted during the years ended December 31 2002, 2001 and 2000 based on the Black-Scholes option pricing model were $3.16, $6.53 and $12.17, respectively. The following assumptions were used to calculate weighted average fair values of the purchase rights granted:

	For the Year Ended December 31,		
	2002	2001	2000
Expected life (in years)	0.5	0.5	0.5
Risk-free interest rate	2.5%	4.5%	6.8%
Volatility	85%	70%	66%
Dividend yield	—	—	—

21. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that we could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose us to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

The carrying amounts reported in the balance sheet for short-term investments, due from affiliates, other accounts receivable, due to affiliates, accrued expenses and accrued income taxes approximate fair value due to the short-term nature of these instruments. The methods and assumptions used to estimate the fair value of other significant classes of financial instruments is set forth below:

Cash and Cash Equivalents. Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

Available for sale investments. The fair value of these financial instruments was estimated based on market quotes, recent offerings of similar securities, current and projected financial performance of the company and net asset positions.

Long-term debt. The carrying amount of our total long-term debt as December 31, 2002 was $1,737.7 million and the fair value based on available market quotes is estimated to be $1,321.3 million.

22. Commitments and Contingencies

Amkor is involved in various claims incidental to the conduct of our business. Based on consultation with legal counsel, we do not believe that any claims, either individually or in the aggregate, to which the company is a party will have a material adverse effect on our financial condition or results of operations.

Net future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are:

	December 31, 2002
	(In thousands)
2003	$ 9,865
2004	7,757
2005	6,209
2006	7,036
2007	6,968
Thereafter	63,341
Total (net of minimum sublease income of $7,585)	$101,176

Rent expense amounted to $15.0 million, $21.8 million and $13.7 million for 2002, 2001 and 2000, respectively. We lease office space in West Chester, Pennsylvania from certain of our stockholders. The lease expires in 2006. We have the option to extend the lease for an additional 10 years through 2016. Amounts paid for this lease in each of 2002, 2001 and 2000 were $1.2 million.

Indemnifications and Guarantees

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." We have adopted the disclosure requirements of the Interpretation as of December 31, 2002. Disclosures about our indemnifications and guarantees are provided below.

We have indemnified members of our board of directors and our corporate officers (collectively, the "Indemnitees") against any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the Indemnitee is or was a director or officer of the company. The Indemnitees are indemnified, to the fullest extent permitted by law, against related expenses, judgments, fines and any amounts paid in settlement. The maximum amount of future payments is generally unlimited. There is no amount recorded for this indemnification at December 31, 2002. Due to the nature of this indemnification, it is not possible to make a reasonable estimate of the maximum potential loss or range of loss. No assets are held as collateral and no specific recourse provisions exist related to this indemnification.

In connection with the termination of AEI"s status as an S Corporation (see Note 1, Receivable from Stockholder), in 1998 we indemnified and agreed to hold harmless the Kim family against any U.S. federal or state income tax liability resulting from the Kim family being required to include in income amounts in excess of the income shown to be reportable on the original tax returns filed, as they relate to the previously existing S Corporation. The carrying amount recorded for this indemnification as of December 31, 2002 is $15.0 million. It is reasonably possible that future payments may exceed amounts accrued. The maximum potential loss related to this indemnification is $23.3 million. No assets are held as collateral and no specific recourse provisions exist.

As of December 31, 2002, we have outstanding $1.0 million of standby letters of credit. Such standby letters of credit are used in our ordinary course of business and are collateralized by our cash balances.

23. Customer Concentrations and Geographic Information

With the commencement of operations of Amkor Iwate and the acquisition of a packaging and test facility from Toshiba in 2001, total net revenues derived from Toshiba accounted for 14.7% and 16.3% of our consolidated net revenues for 2002 and 2001, respectively. Prior to the sale of our wafer fabrication services business to ASI in February 2003, we derived 92.8%, 79.4% and 80.7% of our wafer fabrication revenues from Texas Instruments ("TI") for 2002, 2001 and 2000, respectively. Effective as of February 28, 2003, we obtained a release from Texas Instruments regarding our contractual obligations with respect to wafer fabrication services to be performed subsequent to the transfer of the business to ASI.

The following table presents net revenues by country based on the location of the customer:

	Net Revenues		
	2002	2001	2000
		(In thousands)	
United States	$ 443,489	$ 449,766	$ 932,964
Ireland	71,197	76,882	110,199
Japan	322,774	286,919	58,911
Singapore	150,737	151,304	327,602
Taiwan	108,620	72,930	74,023
Other foreign countries	309,361	298,873	506,002
Consolidated	$1,406,178	$1,336,674	$2,009,701

The following table presents property, plant and equipment based on the location of the asset:

	Property, Plant and Equipment		
	2002	2001	2000
		(In thousands)	
United States	$ 71,728	$ 83,466	$ 77,394
Philippines	281,089	471,302	579,619
Korea	484,938	698,448	813,983
Taiwan	76,542	90,088	—
Japan	39,727	35,074	174
China	11,996	9,093	—
Other foreign countries	318	148	383
Consolidated	$966,338	$1,387,619	$1,471,553

The following supplementary information presents net revenues allocated by product family.

	Net Revenues		
	2002	2001	2000
		(In thousands)	
Traditional packages	$ 391,338	$ 438,557	$ 605,637
Advanced packages	915,067	790,495	1,286,289
Test	99,773	107,622	117,775
Consolidated	$1,406,178	$1,336,674	$2,009,701

REPORT OF INDEPENDENT AUDITORS

The Stockholders and the Board of Directors
Amkor Technology Philippines, Inc.

We have audited the accompanying balance sheet of Amkor Technology Philippines, Inc. (the Company, formerly Amkor Technology Philippines (P1/P2), Inc., a company incorporated under the laws of the Republic of the Philippines) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amkor Technology Philippines, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SYCIP GORRES VELAYO & CO.

Makati City, Philippines
January 15, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY SYCIP GORRES VELAYO & CO., A MEMBER FIRM OF ARTHUR ANDERSEN, AND HAS NOT BEEN REISSUED BY SYCIP GORRES VELAYO & CO.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and the Board of Directors
Amkor Technology Philippines (P1/P2), Inc. and
Amkor Technology Philippines (P3/P4), Inc.

We have audited the combined balance sheet of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc., (companies incorporated under the laws of the Republic of the Philippines and collectively referred to as the "Companies") as of December 31, 2001 and 2000, and the related combined statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc. as of December 31, 2001 and 2000, and the combined results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SYCIP GORRES VELAYO & CO.

Makati City, Philippines
March 19, 2002

AMKOR TECHNOLOGY, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Expense	Write-Offs	Other	Balance at End of Period
Year ended December 31, 2000:					
Allowance for doubtful accounts	$2,443	$ (17)	$ —	—	$2,426
Year ended December 31, 2001:					
Allowance for doubtful accounts	$2,426	$4,000	$(1,037)	1,453	$6,842
Year ended December 31, 2002:					
Allowance for doubtful accounts	$6,842	$ 500	$ (220)	—	$7,122

Item 9. ***Changes In and Disagreements With Accountants on Accounting and Financial Disclosure***

Not Applicable.

PART III

Item 10. ***Directors, Executive Officers and Control Persons; Compliance With Section 16(a) of The Exchange Act***

Directors, Executive Officers and Significant Employees

The following table sets forth the names and the ages as of February 28, 2003 of our executive officers and our incumbent directors who are being nominated for re-election to the board of directors:

Name	Age	Position
James J. Kim	67	Chief Executive Officer and Chairman
John N. Boruch	60	Chief Operating Officer, President and Director
Bruce J. Freyman	42	Executive Vice President, Manufacturing and Product Operations
Kenneth T. Joyce	55	Executive Vice President and Chief Financial Officer
Eric R. Larson	47	Executive Vice President, Corporate Development and Wafer Fab
Winston J. Churchill(1)(2)	62	Director
Thomas D. George(1)	62	Director
Gregory K. Hinckley(2)	56	Director
Juergen Knorr	70	Director
John B. Neff(2)	71	Director
James W. Zug(2)	62	Director

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

James J. Kim. James J. Kim, 67, has served as our Chief Executive Officer and Chairman since September 1997. Mr. Kim founded our predecessor in 1968 and served as its Chairman from 1970 to April 1998. Mr. Kim is a director of Electronics Boutique Holdings Corp., an electronics retail chain.

John N. Boruch. John N. Boruch, 60, has served as our President and a director since September 1997 and our Chief Operating Officer since February 1999. Mr. Boruch has served as President of Amkor Electronics, Inc., our predecessor, from February 1992 through April 1998. From 1991 to 1992, he served as our predecessor's Corporate Vice President in charge of sales. Mr. Boruch joined us in 1984. Prior to this he was with Motorola, a communications and electronics company, for 18 years. Mr. Boruch earned a B.A. in Economics from Cornell University. Mr. Boruch is also a director of the Fabless Semiconductor Association.

Bruce J. Freyman. Bruce J. Freyman, 42, has served as our Executive Vice President of Manufacturing and Product Operations since January of 2002. Prior to his appointment as Executive Vice President, Mr. Freyman has served in a number of positions at Amkor, including Corporate Vice President of Manufacturing and Product Operations (March 2001 to January 2002), Corporate Vice President of Product Operations (September 1998 to March 2001), and Corporate Vice President of Laminate Products (January 1997 to September 1998). Before joining Amkor, Mr. Freyman spent several years with Motorola, last serving as the Semiconductor Packaging Manager for Motorola's Communications Sector. Mr. Freyman holds an M.B.A. from Florida Atlantic University, and a B.S. in Chemical Engineering from the University of Massachusetts.

Kenneth T. Joyce. Kenneth T. Joyce, 55, has served as our Executive Vice President and Chief Financial Officer since July 1999. Prior to his election as our Chief Financial Officer, Mr. Joyce served as our Vice President and Operations Controller since 1997. Prior to joining our company, he was Chief Financial Officer of Selas Fluid Processing Corporation, a subsidiary of Linde AG. Mr. Joyce is also former Vice President, Finance and Chief Financial Officer of Selas Corporation of America (Amex: SLS) and was responsible for the sale of Selas' Fluid Processing business to Linde AG. Mr. Joyce began his accounting career in 1971 at KPMG Peat Marwick. Mr. Joyce is a certified public accountant. Mr. Joyce earned a B.S. in Accounting from Saint Joseph's University and an M.B.A. in Finance from Drexel University.

Eric R. Larson. Eric R. Larson, 47, served as an Executive Vice President until March 2003 and was responsible for Corporate Development since December 2000 and our wafer fabrication services segment since December 2001. Mr. Larson resigned his executive position in March 2003 and continues to serve Amkor in an advisory role. Prior to December 2000, Mr. Larson had previously served in a number of roles in the company's wafer fabrication business including Executive Vice President (1999 to 2000); Vice President (1997 to 1998); and President of the wafer fabrication division of our predecessor (1996 to 1998). From 1979 to 1996, Mr. Larson worked for Hewlett-Packard Company in various senior management capacities, most recently as Worldwide Marketing Manager for disk products. Mr. Larson earned a B.A. in Political Science from Colorado State University and an M.B.A. from the University of Denver.

Winston J. Churchill. Winston J. Churchill, 62, has been a director of our company since July 1998. Mr. Churchill is a managing general partner of SCP Private Equity Management, L.P., which manages private equity funds for institutional investors. Mr. Churchill is also Chairman of CIP Capital management, Inc., an SBA licensed private equity fund. Previously, Mr. Churchill was a managing partner of Bradford Associates, which managed private equity funds on behalf of Bessemer Securities Corporation and Bessemer Trust Company. From 1967 to 1983 he practiced law at the Philadelphia firm of Saul, Ewing, Remick & Saul where he served as Chairman of the Banking and Financial Institutions Department, Chairman of the Finance Committee and was a member of the Executive Committee. Mr. Churchill is a director of Griffin Land and Nurseries, Inc., MedStar Health and of various SCP portfolio companies. In addition, he serves as a director of various charities and educational institutions including American Friends of New College, Oxford, England and the Gesu School and the Young Scholars Charter School. From 1989-1993 he served as Chairman of the Finance Committee of the Pennsylvania Public School Employees' Retirement System. Mr. Churchill is also a member of the Executive Committee of the Council of Institutional Investors.

Thomas D. George. Thomas D. George, 62, has been a director of our company since November 1997. Mr. George was Executive Vice President, and President and General Manager, Semiconductor Products Sector ("SPS") of Motorola, Inc., from April 1993 to May 1997. Prior to that, he held several positions with Motorola, Inc., including Executive Vice President and Assistant General Manager, SPS, from November 1992 to April 1993 and Senior Vice President and Assistant General Manager, SPS, from July 1986 to November 1992. Mr. George is currently retired, and is a director of Ultratech Stepper.

Gregory K. Hinckley. Gregory K. Hinckley, 56, has been a director of our company since November 1997. Mr. Hinckley has served as Director, President and Chief Operating Officer of Mentor Graphics

Corporation, an electronics design automation software company, since November 2000. From January 1997 until November 2000, he held the position of Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor Graphics Corporation. From November 1995 until January 1997, he held the position of Senior Vice President with VLSI Technology, Inc., a manufacturer of complex integrated circuits. From August 1992 until December 1996, Mr. Hinckley held the position of Vice President, Finance and Chief Financial Officer with VLSI Technology, Inc.

Juergen Knorr. Juergen Knorr, 70, has been a director of our company since February 2001. Dr. Knorr is the former CEO and Group President of Siemens Semiconductor Group, and a former Member of the Executive Board of Siemens AG. Following his retirement from Siemens in 1996, Dr. Knorr has taken an active role in advancing the European semiconductor industry as a member of the Joint European Submicron Silicon Initiative, as past president of the European Electronics Components Manufacturer Association, and as president and chairman of Micro Electronics Development for European Applications (MEDEA).

John B. Neff. John B. Neff, 71, has been a director of our company since January 1999. Mr. Neff was portfolio manager for Windsor Fund and Gemini II mutual fund from 1964 until his retirement in 1995. He was also Senior Vice President and Managing Partner of Wellington Management, one of the largest investment management firms in the United States. From 1996 to 1998, Mr. Neff was a director with Chrysler Corporation. He is a member of the board of directors of Crown Holdings, Inc. and Greenwich Associates and on the executive board of directors of Invemed Catalyst Fund, LLP.

James W. Zug. James W. Zug, 62, has been a director of our company since January 2003. Mr. Zug retired from PricewaterhouseCoopers LLP in 2000 following a 37-year career at PricewaterhouseCoopers and Coopers & Lybrand. From 1998 until his retirement Mr. Zug was Global Leader — Global Deployment for PricewaterhouseCoopers. From 1993 to 1998 he was Managing Director International for Coopers & Lybrand. PricewaterhouseCoopers is Amkor's independent accountants;, however, Mr. Zug was not involved with servicing Amkor during his tenure at PricewaterhouseCoopers. Mr. Zug serves on the boards of directors of SPS Technologies, Inc., Stackpole Ltd, Brandywine Fund Inc, and Brandywine Blue Fund Inc. He is also on the boards of directors of the Philadelphia Orchestra Association, the Kimmel Center for the Performing Arts, the Episcopal Academy, and the Merion Golf Club.

Board Meetings and Committees

Our company's board of directors meets approximately three times a year in regularly scheduled meetings, but will meet more often if necessary. The board of directors held three meetings and acted by unanimous written consent on four occasions during 2002 and all of the directors attended all of the board of directors meetings and Committee meetings of which they were members.

The full board of directors considers all major decisions of our company. However, the board of directors has established a compensation committee, an audit committee and a nominating committee. Both the compensation committee and audit committee are chaired by an outside director.

Compensation Committee

The Compensation Committee is presently comprised of Messrs. George and Churchill. The Compensation Committee: (1) reviews and approves annual salaries, bonuses, and grants of stock options pursuant to our 1998 Stock Plan and (2) reviews and approves the terms and conditions of all employee benefit plans or changes to these plans. During 2002, the Compensation Committee met three times apart from regular meetings with the entire board of directors.

The Audit Committee

The Audit Committee is comprised of Messrs. Churchill, Hinckley and Neff all of whom meet the independence and experience requirements as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Audit Committee: (1) recommends to the board of directors the annual appointment of our independent auditors, (2) discusses and reviews in advance the scope and the fees of the annual audit, (3) reviews the results of the audit with the independent auditors and discusses the foregoing with the company's management, (4) reviews and approves non-audit services of the independent auditors, (5) reviews the activities, organizational structure and qualifications of the company's internal audit function, (6) reviews management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices and (7) reviews and discusses with our independent auditors their independence. The Audit Committee met ten times apart from regular meetings with the entire board. In connection with the execution of the responsibilities of the Audit Committee including the review of the company's quarterly earnings prior to the public release of the information, the Audit Committee members communicated throughout 2002 with the company's management and independent accountants.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Amkor with copies of all forms that they file pursuant to Section 16(a). Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no other reports were required for such persons, Amkor believes that all Section 16(a) filing requirements applicable to our officers, directors and ten-percent stockholders were complied with in a timely fashion.

Item 11. *Executive Compensation*

Summary Compensation. The following table sets forth compensation earned during each of the three years in the period ending 2002 by our Chief Executive Officer and the four employees representing the company's other most highly-compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table

Name	Year	Annual Compensation		Long-Term Compensation Securities Underlying Options(2)	All Other Compensation(3)
		Salary	Bonus(1)		
James J. Kim(4)	2002	$790,000	$ —	250,000	$ 8,454
Chief Executive Officer	2001	$790,000	$ 79,000	250,000	$ 8,173
and Chairman	2000	$783,800	$1,740,000	250,000	$ 8,200
John N. Boruch(5)	2002	$580,000	$ —	225,000	$ 9,326
Chief Operating Officer and	2001	$580,000	$ 58,000	175,000	$ 14,780
President	2000	$575,400	$ 633,625	150,000	$ 15,400
Bruce J. Freyman(7)	2002	$385,000	$ —	200,000	$ 9,807
Executive Vice President,	2001	$352,692	$ 35,000	150,000	$ 6,000
Manufacturing and Product Operations	2000	$326,923	$ 301,813	150,000	$ 6,000
Kenneth T. Joyce(6)(7)	2002	$235,000	$ —	70,000	$ 8,286
Executive Vice President and Chief	2001	$235,000	$ 23,500	40,000	$106,000
Financial Officer	2000	$231,200	$ 218,500	40,000	$ 6,000
Eric R. Larson(7)(8)	2002	$275,000	$ —	70,000	$ 15,609
Executive Vice President, Corporate	2001	$275,000	$ 27,500	40,000	$ 6,000
Development and Wafer Fab	2000	$273,100	$ 219,600	40,000	$ 6,000

(1) Bonus amounts include incentive compensation earned in the year indicated but that were approved by our board of directors and paid in the following year and payments under the Employee Profit Sharing Plan for the year indicated for the prior year's results. No incentive compensation was earned in 2002.

(2) Long-term compensation represents stock options issued under the 1998 Stock Plan.

(3) All other compensation for all of the named executives includes $6,000 paid to each executive's 401(k) plan.

(4) All other compensation for Mr. Kim includes a reimbursement for vehicle expenses.

(5) All other compensation for Mr. Boruch includes a reimbursement for vehicle expenses and in 2001 and 2000 imputed loan interest.

(6) All other compensation for Mr. Joyce in 2001 includes a reimbursement for relocation costs.

(7) All other compensation for Messrs. Freyman, Joyce and Larson in 2002 includes a reimbursement for vehicle expenses.

(8) Mr. Larson ceased to be an executive officer of the Company in March 2003.

OPTION GRANTS IN FISCAL 2002

The following table provides information concerning each grant of options to purchase our common stock made during 2002 to the Named Executive Officers.

	Individual Grants				Potential Realizable Value *Minus* Exercise Price at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share ($/sh)	Expiration Date	5%	10%
James J. Kim Chief Executive Officer and Chairman	250,000(3)	6.3%	$13.00	2/22/12	$2,043,908	$5,179,663
John N. Boruch Chief Operating Officer and President	225,000(3)	5.6%	$13.00	2/22/12	$1,839,517	$4,661,697
Bruce J. Freyman Executive Vice President, Manufacturing and Product Operations	200,000(3)	5.0%	$13.00	2/22/12	$1,635,126	$4,143,731
Kenneth T. Joyce Executive Vice President and Chief Financial Officer	70,000(3)	1.75%	$13.00	2/22/12	$ 572,295	$1,450,306
Eric R. Larson(4) Executive Vice President, Corporate Development and Wafer Fab	70,000(3)	1.75%	$13.00	2/22/12	$ 572,295	$1,450,306

(1) All options shown granted in fiscal 2002 become exercisable as to 25% of the share subject to the option exercisable starting one year after the date of grant and an additional 1/48 of such shares subject to the option becoming exercisable each month thereafter.

(2) Potential realizable value is based on the assumption that: (1) our common stock will appreciate at the compound annual rate shown from the date of grant until the expiration of the option term and (2) that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. We assume stock appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission, and these percentages do not reflect our estimate of future stock price growth.

(3) Each of the Named Executive Officers surrendered these options pursuant to a voluntary stock option replacement program initiated on November 8, 2002. This program allowed employees and members of our board of directors to surrender their existing options and to receive new option grants six months and one day after the tendered options were cancelled. We will issue new option grants equal to the same number of shares surrendered by the employees and members of our board of directors. The exercise price will equal the fair market value of common stock as of the new grant date which is expected to be no earlier than June 12, 2003.

(4) Mr. Larson ceased to be an executive officer of the Company in March 2003.

YEAR-END OPTION VALUES

The following table shows the number of shares covered by both exercisable and non-exercisable stock options held by the named executive officers as of December 31, 2002. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end price of our common stock.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2002(1)		Dollar Value Of Unexercised In-The-Money Options at December 31, 2002(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James J. Kim Chief Executive Officer and Chairman	—	—	—	—	—	—
John N. Boruch Chief Operating Officer and President	50,000	$414,450	137,317	10,418	—	—
Bruce Freyman Executive Vice President, Operations	—	—	150,207	3,647	—	—
Kenneth T. Joyce Executive Vice President and Chief Financial Officer	—	—	22,166	834	—	—
Eric R. Larson(3) Executive Vice President, Corporate Development and Wafer Fab	—	—	103,874	3,126	—	—

(1) On November 8, 2002, we initiated a voluntary stock option replacement program which allowed employees and members of our board of directors to surrender their existing options and to receive new option grants six months and one day after the tendered options are cancelled. We will issue new option grants equal to the same number of shares surrendered by the employees and members of our board of directors. The exercise price will equal the fair market value of common stock as of the new grant date which is expected to be no earlier than June 12, 2003. On December 11, 2002, the following Named Executive Officers surrendered the following number of stock options pursuant to the program:

	Shares Surrendered
James J. Kim	750,000
John N. Boruch	900,000
Bruce J. Freyman	500,000
Kenneth T. Joyce	150,000
Eric Larson	150,000

(2) None of the options held by the Named Executive Officers as of December 31, 2002 had an exercise price less than $4.76, the value of our common stock as of December 31, 2002 as reported by the Nasdaq Stock Market.

(3) Mr. Larson ceased to be an executive officer of the Company in March 2003.

Director Compensation

We do not compensate directors who are also employees or officers of our company for their services as directors. Non-employee directors, however, are eligible to receive: (1) an annual retainer of $25,000 as of January 2003, (2) $2,000 per meeting of the board of directors that they attend, (3) $2,000 per meeting of a committee of the board of directors that they attend and (4) $500 per non-regularly scheduled telephonic meeting of the board of directors in which they participate. We also reimburse non-employee directors for travel and related expenses incurred by them in attending board and committee meetings.

1998 Director Option Plan: Our board of directors adopted the 1998 Director Option Plan (the "Director Plan") in January 1998. A total of 300,000 shares of common stock have been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary. As of January 1, 2003, the Director Plan provides for an initial grant of options to purchase 20,000 shares of common stock to each new non-employee director of the company when such individual first becomes an outside director. In addition, each non-employee director will automatically be granted subsequent options to purchase 10,000 shares of common stock on each date on which such director is re-elected by the stockholders of the company, provided that as of such date such director has served on the board of directors for at least six months. The exercise price of the options is 100% of the fair market value of the common stock on the grant date. The term of each option is ten years and each option granted to an non-employee director vests over a three year period. The Director Plan will terminate in January 2008 unless sooner terminated by the board of directors.

If all or substantially all of our assets are sold to another entity or we merge with or into another corporation, that acquiring entity or corporation may either assume all outstanding options under the Director Plan or may substitute equivalent options. Following an assumption or substitution, if the director is terminated other than upon a voluntary resignation, any assumed or substituted options will vest and become exercisable in full. If the acquiring entity does not either assume all of the outstanding options under the Director Plan or substitute an equivalent option, each option issued under the Director Plan will immediately vest and become exercisable in full. The Director Plan will terminate in January 2008 unless sooner terminated by the board of directors.

Compensation Committee Interlocks

The Compensation Committee currently consists of Messrs. Churchill and George. No member of the Compensation Committee was an officer or employee of Amkor or any of Amkor's subsidiaries during fiscal 2002. None of Amkor's Compensation Committee members or executive officers has served on the board of directors or on the compensation committee of any other entity one of whose executive officers served on our board of directors or on our Compensation Committee.

Item 12. ***Security Ownership Of Certain Beneficial Owners And Management***

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 28, 2003 by:

- each person or entity who is known by us to beneficially own 5% or more of our outstanding common stock;
- each of our directors; and
- the Named Executive Officers.

Name and Address	Beneficial Ownership(a) Number of Shares	Percentage Ownership
James J. Kim Family Control Group(b)(m) 1345 Enterprise Drive West Chester, PA 19380	73,238,641	44.3%
J. & W. Seligman & Co. Incorporated(c) 100 Park Avenue New York, New York 10017	9,515,860	5.8%
Winston J. Churchill(d)(m)	30,000	*
Thomas D. George(e)	35,000	*
Gregory K. Hinckley(f)	33,000	*
Dr. Juergen Knorr(m)	—	*
John B. Neff(g)	270,000	*
James W. Zug	5,100	*
John N. Boruch(h)(m)	168,595	*
Eric R. Larson(i)(m)	113,369	*
Kenneth T. Joyce(j)(m)	38,184	*
Bruce J. Freyman(k)(m)	177,260	*
All directors and Named Executive Officers(l)	74,109,149	44.9

* Represents less than 1%.

(a) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will be exercisable on or before April 30, 2003 are deemed outstanding. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned.

(b) Represents 29,727,093 shares held by James J. and Agnes C. Kim; 139,516 shares issuable upon the conversion of convertible debt held by Mrs. Kim that is convertible on or before April 30, 2003; 14,457,344 shares held by the David D. Kim Trust of December 31, 1987, 14,457,344 shares held by the John T. Kim Trust of December 31, 1987; 6,257,344 shares held by the Susan Y. Kim Trust of December 31, 1987; and 8,200,000 shares held by the Trust of Susan Y. Kim dated April 16, 1998 established for the benefit of Susan Y. Kim's minor children, with Susan Y. Kim as the Trustee. James J. and Agnes C. Kim are husband and wife and, accordingly, each may be deemed to beneficially own shares of our common stock held in the name of the other. David D. Kim, John T. Kim and Susan Y. Kim are children of James J. and Agnes C. Kim. Each of the David D. Kim Trust of December 31, 1987, John T. Kim Trust of December 31, 1987 and Susan Y. Kim Trust of December 31, 1987 has in common Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim Trust and the John T. Kim Trust, and David D. Kim in the case of the David D. Kim Trust) (the trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust). All of the above-referenced trusts, together with their respective trustees and James J. and Agnes C. Kim may be considered a "group" under Section 13(d) of the Exchange Act on the basis that the trust agreement for each of these trusts encourages the trustees of the trusts to vote the shares of our common stock held by them, in their discretion, in concert with James Kim's extended family. This group may be deemed to have beneficial ownership of 73,238,641 shares or approximately 44.3% of the outstanding shares of our common stock. Each of the foregoing persons stated that the filing of their beneficial ownership reporting statements shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of our common stock reported as beneficially owned by the other such persons.

(c) J. & W. Seligman & Co. Incorporated ("JWS") reported in a Schedule 13G/A filed with the Commission on February 11, 2003 that it beneficially owned these shares as of December 31, 2002. JWS also reported that William C. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares beneficially owned by JWS. JWS is the investment adviser for Seligman Communications and Information Fund, Inc. (the "Fund"). Of the 9,515,860 shares that JWS beneficially owns, the Fund beneficially owns 9,060,000 shares.

(d) Includes 20,000 shares issuable upon the exercise of stock options that are exercisable by Mr. Churchill on or before April 30, 2003.

(e) Includes 25,000 shares issuable upon the exercise of stock options that are exercisable by Mr. George on or before April 30, 2003.

(f) Includes 25,000 shares issuable upon the exercise of stock options that are exercisable by Mr. Hinckley on or before April 30, 2003.

(g) Includes 20,000 shares issuable upon the exercise of stock options that are exercisable by Mr. Neff on or before April 30, 2003.

(h) Includes 156,140 shares issuable upon the exercise of stock options that are exercisable by Mr. Boruch on or before April 30, 2003.

(i) Includes 106,374 shares issuable upon the exercise of stock options that are exercisable by Mr. Larson on or before April 30, 2003. Mr. Larson ceased to be an executive officer of the Company in March 2003.

(j) Includes 22,833 shares issuable upon the exercise of stock options that are exercisable by Mr. Joyce on or before April 30, 2003.

(k) Includes 153,124 shares issuable upon the exercise of stock options that are exercisable by Mr. Freyman on or before April 30, 2003.

(l) Includes 682,134 shares issuable upon the exercise of stock options that are exercisable on or before April 30, 2003.

(m) On November 8, 2002, we initiated a voluntary stock option replacement program which allowed employees and members of our board of directors to surrender their existing options and to receive new option grants six months and one day after the tendered options are cancelled. We will issue new option grants equal to the same number of shares surrendered by the employees and members of our board of directors. The exercise price will equal the fair market value of common stock as of the new grant date which is expected to be no earlier than June 12, 2003. The vesting term of the new options will be similar to the tendered options except the new options contain an additional one year vesting period prior to any options becoming exercisable. On December 11, 2002, the following Named Executive Officers and Directors surrendered the following number of stock options pursuant to the program:

	Shares Surrendered
James J. Kim	750,000
John N. Boruch	900,000
Bruce J. Freyman	500,000
Kenneth T. Joyce	150,000
Eric Larson	150,000
Winston J. Churchill	15,000
Juergen Knorr	20,000

The calculation of beneficial ownership does not include any shares that were surrendered pursuant to the voluntary stock option replacement program.

Item 13. *Certain Relationships And Related Transactions*

We have had a long-standing relationship with Anam Semiconductor, Inc. ("ASI"). ASI was founded in 1956 by Mr. H. S. Kim, the father of Mr. James Kim, our Chairman and Chief Executive Officer. Through our supply agreements with ASI, we historically had a first right to substantially all of the packaging and test services capacity of ASI and the exclusive right to all of the wafer output of ASI's wafer fabrication facility. With our acquisition of K1, K2 and K3 in May 2000, we no longer received packaging and test services from ASI. Under the wafer fabrication services supply agreement which was consummated in January 1998 and terminated as of February 28, 2003, we had the exclusive right but not the requirement to purchase all of the wafer output of ASI's wafer fabrication facility on pricing terms negotiated annually. As part of our strategy to sell our investment in ASI and to divest our wafer fabrication services business, we entered into a series of transactions beginning in the second half of 2002:

- In September 2002, we sold 20 million shares of ASI common stock to Dongbu Group for $58.1 million in net cash proceeds and 42 billion Korean Won (approximately $35.4 million at a spot exchange rate as of December 31, 2002) of interest bearing notes from Dongbu Corporation payable in two equal principal payments in September 2003 and February 2004. The Dongbu Group comprises Dongbu Corporation, Dongbu Fire Insurance Co., Ltd. and Dongbu Life Insurance Co., Ltd., all of which are Korean corporations and are collectively referred herein as "Dongbu." Additionally, we divested one million shares of ASI common stock in connection with the payment of certain advisory fees related to this transaction.
- As of February 28, 2003, we sold our wafer fabrication services business to ASI for total consideration of $62 million.
- In separate transactions designed to facilitate a future merger between ASI and Dongbu, (i) we acquired a 10% interest in Acqutek from ASI for $1.9 million; (ii) we acquired the Precision Machine Division (PMD) of Anam Instruments, a related party to Amkor, for $8 million; and (iii) Anam Instruments, which had been partially owned by ASI, utilized the proceeds from the sale of PMD to us to buy back all of the Anam Instruments shares owned by ASI. Acqutek supplies materials to the semiconductor industry and is publicly traded in Korea. An entity controlled by the family of James Kim, our Chairman and Chief Executive Officer, held a 25% ownership interest in Acqutek at the time of our acquisition of our interest in Acqutek. We have historically purchased and continue to purchase leadframes from Acqutek. PMD supplies sophisticated die mold systems and tooling to the semiconductor industry and historically over 90% of its sales were to Amkor. At the time of our acquisition of PMD, Anam Instruments was owned 20% by ASI and 20% by a family member of James Kim.

Each of the transactions with Dongbu, ASI and Anam Instruments are interrelated and it is possible that if each of the transactions were viewed on a stand-alone basis without regard to the other transactions, we could have had different conclusions as to fair value.

As of February 28, 2003, we sold our wafer fabrication services business to ASI. In addition, pursuant to the definitive agreements with Dongbu, (1) Amkor and Dongbu agreed to use reasonable best efforts to cause Dongbu Electronics and ASI to be merged together as soon as practicable, (2) Amkor and Dongbu agreed to cause ASI to use the proceeds ASI received from its sale of stock to Dongbu to purchase shares in Dongbu Electronics and (3) Amkor and Dongbu agreed to use their best efforts to provide releases and indemnifications to the chairman, directors and officers of ASI, either past or incumbent, from any and all liabilities arising out of the performance of their duties at ASI between January 1, 1995 and December 31, 2001. The last provision would provide a release and indemnification for James Kim, our CEO and Chairman, and members of his family. We are not aware of any claims or other liabilities which these individuals would be released from or for which they would receive indemnification.

At January 1, 2002 Amkor owned 47.7 million shares or 42% of ASI's voting stock. During 2002, we divested 21 million shares of ASI stock and at December 31, 2002 Amkor owned 26.7 million shares of ASI or 21%. The carrying value of our remaining investment in ASI at December 31, 2002 was $77.5 million, or $2.90 per share. On March 24, 2003, we sold an additional 7 million shares of ASI common stock to an investment bank for 24.4 billion Korean won ($19.5 million based on the spot exchange rate as of the transaction date) which approximates the carrying value of those shares. As part of that sale, we purchased a nondeliverable call option for $6.7 million that expires December 2003 and is indexed to ASI's share price with a strike price of $1.97 per share. The net proceeds from the exercise of the option could be less than the current carrying value and could expire unexercised losing our entire investment in the option. As of March 24, 2003, we owned 19.7 million shares of ASI, or 16% of ASI's voting stock. Beginning March 24, 2003, we ceased accounting for our investment in ASI under the equity method of accounting and commenced accounting for our investment as a marketable security that is available for sale.

Historically, we have had other relationships with ASI affiliated companies for financial services, construction services, materials and equipment. Each of these transactions was conducted on an arms-length basis in the ordinary course of business. In addition, ASI's former construction subsidiary is currently in reorganization and its affairs are managed by a number of creditor banks; all transactions between Amkor and this entity are subject to review and approval by these banks. Total purchases from ASI and its affiliates included in cost of revenue for the years ended December 31, 2002, 2001 and 2000 were $212.6 million, $161.6 million and $499.8 million. Additionally, financial services performed by ASI and its affiliates included in interest expense for the year ended December 31, 2000 was $1.6 million. Construction services and equipment purchases received from ASI and its affiliates capitalized during the years ended December 31, 2002, 2001 and 2000 were $2.8 million, $14.7 million and $38.8 million, respectively.

Total purchases from Acqutek included in cost of revenue for 2002, 2001 and 2000 were $16.0 million, $14.0 million and $29.2 million, respectively. We believe these transactions with Acqutek were conducted on an arms-length basis in the ordinary course of business.

We entered into indemnification agreements with our officers and directors. These agreements contain provisions which may require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature). We also agreed to advance them any expenses for proceedings against them that we agreed to indemnify them from.

As of December 31, 2002, Mr. James Kim and members of his immediate family beneficially owned approximately 44% of our outstanding common stock.

Amkor Electronics, Inc. (AEI), which was merged into our company just prior to the initial public offering of our company in May 1998, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code of 1986 and comparable state tax provisions. As a result, AEI did not recognize U.S. federal corporate income taxes. Instead, the stockholders of AEI were taxed on their proportionate share of AEI's taxable income. Accordingly, no provision for U.S. federal income taxes was recorded for AEI. Just prior to the initial public offering, AEI terminated its S Corporation status at which point the profits of AEI became subject to federal and state income taxes at the corporate level. We consummated a tax indemnification agreement between us, our predecessor and James Kim and his family (collectively, the "Kim Family"). James Kim, is our founder and significant stockholder, and currently serves as our Chairman and CEO. Under the terms of the tax indemnification agreement, Amkor indemnifies the former owners of AEI for the settlement of AEI's S Corporation federal and state tax returns and any adjustments to the reported taxable income. At the time AEI was converted to a C Corporation, AEI and the Kim Family identified certain federal and state tax overpayments associated with the results of AEI during S Corporation status years and AEI, in May 1998, paid such amounts to the Kim Family. These amounts, which principally related to the finalization of AEI's federal tax return, are reflected as a receivable from stockholder in the stockholders' equity section of our balance sheets. As the refunds are paid by the associated taxing authorities and received by the Kim Family, the Kim Family, in turn, remits the funds to Amkor. During 2002, $0.4 million of tax refunds were received by the Kim Family and used to pay down the stockholder loan. The loan balance will be further reduced as AEI's tax returns are finalized and refunds remitted by the associated taxing authorities.

We lease office space in West Chester, Pennsylvania from certain of our stockholders. The lease expires in 2006. We have the option to extend the lease for an additional 10 years through 2016. Amounts paid for this lease in 2002 were $1.2 million.

We have historically maintained split-value life insurance policies on the joint lives of James J. Kim and Agnes C. Kim for the benefit of the Trust of James J. Kim dated September 30, 1992 (the "1992 Trust"). No premium payments were made by Amkor in 2002. In the event of the death of James J. Kim or Agnes C. Kim we will receive in death benefits an amount equal to the lesser of the total net premiums paid in cash by us or the net cash surrender value of the policy as of the date of such death.

In January 1998, we loaned $120,000 to Mr. Boruch, our President and Chief Operating Officer, of which $99,000 was outstanding as of December 31, 2002 and repaid in 2003. This loan was interest bearing at a rate of 7% per year.

PART IV

Item 14. *Controls and Procedures*

(a) Within the 90-day period prior to the date of this report, Amkor carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a 14 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company (including its consolidated subsidiaries) required to be included in our Exchange Act filings.

(b) There were no significant changes in our company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) *Financial Statements and Financial Statement Schedules*

The financial statements and schedule filed as part of this Annual Report on Form 10-K/A are listed in the index under Item 8.

(b) *Reports on Form 8-K*

We filed the following reports on Form 8-K with the Securities and Exchange Commission during the quarterly period ended December 31, 2002:

Current Report on Form 8-K dated and filed October 18, 2002 related to a press release dated October 18, 2002 announcing the termination of negotiations with Fujitsu Limited to acquire a business located in Kagoshima, Japan.

Current Report on Form 8-K/A filed October 29, 2002 amending the Current Report on Form 8-K dated and filed on March 29, 2002 filing the amended consolidated financial statements of Anam Semiconductor, Inc. for each of the three years ended December 31, 2001.

Current Report on Form 8-K dated October 29, 2002 (filed October 30, 2002) related to press releases dated October 29, 2002 announcing our financial results for the third quarter ended September 30, 2002.

(c) *Exhibits*

3.1 Certificate of Incorporation.(1)

3.2 Certificate of Correction to Certificate of Incorporation.(4)

3.3 Restated Bylaws.(4)

4.1 Specimen Common Stock Certificate.(3)

4.2 Convertible Subordinated Notes Indenture dated as of May 13, 1998 between the Registrant and State Street Bank and Trust Company, including form of 5¾% Convertible Subordinated Notes due 2003.(3)

4.3 Senior Notes Indenture dated as of May 13, 1999 between the Registrant and State Street Bank and Trust Company, including form of 9¼% Senior Note Due 2006.(5)

4.4 Senior Subordinated Notes Indenture dated as of May 6, 1999 between the Registrant and State Street Bank and Trust Company, including form of 10 ½% Senior Subordinated Note Due 2009.(5)

4.5 Convertible Subordinated Notes Indenture dated as of March 22, 2000 between the Registrant and State Street Bank and Trust Company, including form of 5% Convertible Subordinated Notes due 2007.(6)

4.6 Registration Agreement between the Registrant and the Initial Purchasers named therein dated as of March 22, 2000.(6)

4.7 Indenture dated as of February 20, 2001 for 9¼% Senior Notes due February 15, 2008.(7)

4.8 Registration Rights Agreement dated as of February 20, 2001 by and among Amkor Technology, Inc., Salomon Smith Barney Inc. and Deutsche Banc Alex. Brown Inc.(7)

4.9 Convertible Subordinated Notes Indenture dated as of May 25, 2001 between the Registrant and State Street Bank and Trust Company, as Trustee, including the form of the 5.75% Convertible Subordinated Notes due 2006.(8)

4.10 Registration Rights Agreement between the Registrant and Initial Purchasers named therein dated as of May 25, 2001.(8)

4.11 Amended and restated credit agreement dated as of March 30, 2001 between the Registrant and the Initial Lenders and Initial Issuing Banks and Salomon Smith Barney Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(8)

4.12 Amendment No. 1 to the Amended and restated credit agreement dated as of March 30, 2001 between the Registrant and the Initial Lenders and Initial Issuing Banks and Salomon Smith Barney Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(8)

4.13 Amendment No. 2 to the Amended and restated credit agreement dated as of March 30, 2001 between the Registrant and the Initial Lenders and Initial Issuing Banks and Salomon Smith Barney, Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(9)

4.14 Amendment No. 3 to the Amended and restated credit agreement dated as of June 24, 2002 between the Registrant and the Issuing Banks and Salomon Smith Barney, Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(10)

4.15 Amendment No. 4 to the Amended and restated credit agreement dated as of September 26, 2002 between the Registrant and the Issuing Banks and Salomon Smith Barney, Inc., Citicorp USA, Inc. and Deutsche Banc Alex. Brown, Inc.(11)

10.1 Form of Indemnification Agreement for directors and officers.(3)

10.2 1998 Stock Plan and form of agreement thereunder.(3)

10.3 Form of Tax Indemnification Agreement between Amkor Technology, Inc., Amkor Electronics, Inc. and certain stockholders of Amkor Technology, Inc.(3)

10.4 Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D. and John T. Kim and Amkor Electronics, Inc., dated October 1, 1996.(1)

10.5 Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D., and John T. Kim and Amkor Electronics, Inc., dated June 14, 1996.(1)

10.6 Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam Pilipinas Inc., dated October 1, 1990.(1)

10.7 Contract of Lease between Salcedo Sunvar Realty Corporation and Automated Microelectronics, Inc., dated May 6, 1994.(1)

10.8 Lease Contract between AAP Realty Corporation and Amkor/Anam Advanced Packaging, Inc., dated November 6, 1996.(1)

10.9 Immunity Agreement between Amkor Electronics, Inc. and Motorola, Inc., dated June 30, 1993.(1)

10.10 1998 Director Option Plan and form of agreement thereunder.(1)

10.11 1998 Employee Stock Purchase Plan.(3)

10.12 1998 Stock Option Plan for French Employees.(1)

10.13 Loan Agreement between Amkor Electronics, Inc. and John Boruch dated January 30, 1998.(2)

10.14 Share Sale and Purchase Agreement between the Registrant and Dongbu Corporation dated as of July 10, 2002(10)

10.15 Shareholders Agreement between the Registrant, Dongbu Corporation, Dongbu Fire Insurance Co., Ltd., and Dongbu Life Insurance Co., Ltd. dated as of July 29, 2002(10)

10.16 Amendment to share sale and purchase agreement and shareholders agreement the Registrant and Dongbu Corporation dated as of September 27, 2002(11)

10.17 Business Transfer Agreement between Amkor Technology Limited, Anam Semiconductor, Inc., Anam USA, Inc. and the Registrant dated as of January 27, 2003(12)

10.18 Assignment and Assumption Agreement between the Registrant, Anam Semiconductor, Inc. and Texas Instruments Incorporated dated as of February 28, 2003(12)

12.1 Computation of Ratio of Earnings to Fixed Charges.

21.1 List of Subsidiaries of the Registrant.(12)

23.1 Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Sycip Gorres Velayo & Co., a member practice of Ernst & Young Global

23.3 Consent of Sycip Gorres Velayo & Co., a member firm of Arthur Andersen(13)

23.4 Consent of Samil Accounting Corporation

99.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 filed October 6, 1997 (File No. 333-37235).

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on December 31, 1997 (File No. 333-37235).

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333 37235).

(4) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 8, 1998, as amended on August 26, 1998 (File No. 333 49645).

(5) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 17, 1999.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 30, 2000.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 15, 2001.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 14, 2001.

(9) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 14, 2001.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 14, 2002.

(11) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 14, 2002.

(12) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 27, 2003.

(13) The financial statements of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc., consolidated subsidiaries of the Registrant, for each of the two years in the period ended December 31, 2001, have been audited by the independent public accountants Sycip Gorres Velayo & Co., a member firm of Arthur Andersen, (referred to herein as Arthur Andersen). However, the Registrant has been unable to obtain the written consent of Arthur Andersen with respect to the incorporation by reference of such financial statements in the Registrant's Registration Statements on Form S-3 (File Nos. 333-39642 and 333-81334) and Form S-8 filings (File Nos. 333-62891, 333-63430, 333-76254, 333-86161, 333-100814 and 333-104601) (collectively, the "Registration Statements". Therefore, the Registrant has dispensed with the requirement to file the written consent of Arthur Andersen in reliance upon Rule 437a of the Securities Act of 1933, as amended. As a result, you may not be able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of material fact or any omissions to state a material fact, if any, contained in the financial statements of the registrant for the aforementioned financial statements which are incorporated by reference in the Registration Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K/A to be signed, on its behalf by the undersigned, thereunto duly authorized.

AMKOR TECHNOLOGY, INC.

By: /s/ JAMES J. KIM

James J. Kim
Chairman and Chief Executive Officer

Date: June 25, 2003

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James J. Kim and Kenneth Joyce, and each of them, his attorneys-in-fact, and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form 10-K/A, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents of any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
* James J. Kim	Chief Executive Officer and Chairman	June 25, 2003
* John N. Boruch	President and Director	June 25, 2003
/s/ KENNETH JOYCE Kenneth Joyce	Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2003
* Winston J. Churchill	Director	June 25, 2003
* Thomas D. George	Director	June 25, 2003

Name	Title	Date
* Gregory K. Hinckley	Director	June 25, 2003
* John B. Neff	Director	June 25, 2003
* Jurgen Knorr	Director	June 25, 2003
* James W. Zug	Director	June 25, 2003

*By: /s/ KENNETH JOYCE
Attorney-in-Fact

SECTION 302(a) CERTIFICATION

I, James J. Kim, certify that:

1. I have reviewed this annual report on Form 10-K/A of Amkor Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing equivalent functions):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JAMES J. KIM

By: James J. Kim
Title: *Chief Executive Officer*

Date: June 25, 2003

SECTION 302(a) CERTIFICATION

I, Kenneth T. Joyce, certify that:

1. I have reviewed this annual report on Form 10-K/A of Amkor Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ KENNETH T. JOYCE

By: Kenneth T. Joyce
Title: *Chief Financial Officer*

Date: June 25, 2003

CORPORATE INFORMATION

Board of Directors

James J. Kim
Chairman and
Chief Executive Officer
Amkor Technology, Inc.

John N. Boruch
President and
Chief Operating Officer
Amkor Technology, Inc.

Winston J. Churchill*, **
Chair: Compensation Committee
Chairman
Churchill Investment Partners, Inc.
and CIP Capital, Inc.

Thomas D. George*
Retired President and
General Manager
Semiconductor Products Sector
Motorola, Inc.

Gregory K. Hinckley**
Chief Operating Officer and
Chief Financial Officer
Mentor Graphics Corporation

Dr. Juergen Knorr
Retired Group President
Siemens Semiconductor Group,
Siemens AG

John B. Neff**
Retired Senior Vice President and
Managing Partner
Wellington Management Co.

James W. Zug**
Chair: Audit Committee
Retired Managing Director and
Global Leader
PricewaterhouseCoopers LLP

* Member Compensation Committee
** Member Audit Committee

Corporate Management

James J. Kim
Chairman and
Chief Executive Officer

John N. Boruch
President and
Chief Operating Officer

Kenneth T. Joyce
Executive Vice President and
Chief Financial Officer

Bruce Freyman
Executive Vice President
Operations

Corporate Headquarters

1345 Enterprise Drive
West Chester, PA 19380
Tel: 610.431.9600
Fax: 610.431.5881

Stock Trading

Amkor Technology, Inc.'s common stock is traded on the Nasdaq Stock Market under the symbol AMKR.

Transfer Agent and Registrar

First Chicago Trust Co., a division
of Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
800.519.3111
Hearing impaired: 201.222.4955
email: fctc@em.fcnbd.com

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Legal Counsel

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

A copy of the company's Form 10-K, filed with the Securities and Exchange Commission is available upon written request to:

Jeffrey Luth
VP, Corporate Communications
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248

Please visit our Web Site:
www.amkor.com


Amkor
Technology®